02 NOV 25 AM 10: 32

02060038

Intelsat.
inspiring connections

Conny Lennart Kullman
Chief Executive Officer

Issuer: Intelsat, Ltd.
File No. 82-5214

November 19, 2002

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Ms. Amy O'Brien

Re: Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934

Dear Ms. O'Brien:

Intelsat, Ltd. (the "Company"), a company incorporated under the laws of Bermuda, hereby submits information which, since its last submission to you on June 5, 2002, the Company (A) has made or is required to make public pursuant to the laws of Bermuda, (B) has filed or is required to file with a stock exchange on which its securities are traded and which was made public by such exchange or (C) has distributed or is required to distribute to its security holders. This information is submitted in compliance with the requirement to furnish information that is material in accordance with Rule 12g3-2(b) (the "Rule") of the Securities Exchange Act of 1934 (the "Exchange Act") to the Securities and Exchange Commission (the "Commission") in order to maintain the Company's exemption from the registration requirements of Section 12(g) of the Exchange Act available to foreign private issuers pursuant to the Rule.

The Company owns and operates a global satellite communications system that provides Internet, broadcast, telephony and corporate network services in more than 200 countries and territories worldwide, including the United States. The Company is the successor of The International Telecommunications Satellite Organization, established by the Agreement Relating to the International Telecommunications Organization "INTELSAT" on August 20, 1971, as amended ("INTELSAT"). On July 18, 2001, the Company assumed substantially all of the assets and liabilities of INTELSAT, and the former Signatories and Investing Entities of INTELSAT became the shareholders of the Company.

The Company operates in the United States pursuant to licenses granted by the Federal Communications Commission (the "FCC"). In order to maintain its FCC licenses, the Company must comply with the Open-Market Reorganization for the Betterment of International Telecommunications Act[1] (the "Orbit Act"), under which the Company was initially required to

dw 11/27

[1] Pub. L. No. 106-180, 114 Stat. 48 (2000).

Intelsat, Ltd.
Dundonald House, 14 Dundonald Street West, Suite 201, Hamilton HM 09, Bermuda www.intelsat.com T +1 441-294-1650 F +1 441-292-8300

conduct an initial public offering (an "IPO") of its equity securities on or before December 31, 2002. An amendment to the Orbit Act was approved on October 1, 2002, extending the deadline to December 31, 2003. The December 31, 2003 deadline may be extended to June 30, 2004 by the FCC[2].

On July 19, 2001 the Company's shareholders approved the issuance of up to 10,000,000 shares under the Intelsat, Ltd. 2001 Share Option Plan (the "Plan"). As the result of a share consolidation, the number of shares that may be issued under the Plan is now 3,333,333. Under the Plan, the Company may grant share options to its employees, independent contractors, consultants and directors. As of October 2002, there are an aggregate of 2,839,999 shares covered by outstanding options held by approximately 850 participants in the Plan. The Plan provides that any shares acquired pursuant to the exercise of share options may not be transferred, pledged, assigned or otherwise alienated, other than by will or by the laws of descent and distribution, prior to an IPO of the Company, other than as a sale or transfer back to the Company.

In accordance with the Rule, attached are copies of the following documents that the Company, which is not listed on any stock exchange, has made public since June 5, 2002 pursuant to the laws of Bermuda or has distributed or is required to distribute to its security holders and that are material to an investment decision. Also attached are copies of certain publicly available documents that may be material to an investment decision.

A. Information Required to be Made Public Under Bermuda Law

1. Copy of the Company's register of members (Attachment 1)[3].

2. Copy of the Company's register of directors and officers (Attachment 2)[4].

B. Information Required to be Distributed to Shareholders Under Bermuda Law or Otherwise

1. Notice to shareholders of annual general meeting, together with proxy statement (Attachment 3)[5].

2. The Company's quarterly financial report to shareholders for the period ended March 31, 2002, as revised on July 15, 2002 (Attachment 4)[6].

3. The Company's quarterly financial report to shareholders for the period ended June 2002 (Attachment 5).

C. Documents That Are Publicly Available

[2] Pub. L. No. 107-233, 116 Stat. 1480 (2002).
[3] This item is described under paragraph 2.A.(1) of our September 17, 2001 letter to you.
[4] This item is described under paragraph 2.A.(2) of our September 17, 2001 letter to you.
[5] This item is described under paragraph 2.B.(1) of our September 17, 2001 letter to you.
[6] This item is described under paragraph 2.B.(4) of our September 17, 2001 letter to you.

1. Copy of Amended and Restated Bye-Laws of the Company (Attachment 6).

2. Copy of FCC's grant of license for 9.3 Meter Ku-band earth station (Attachment 7).

3. Copy of FCC's grant of authority to add two test antennas for IP data (Attachment 8).

4. Copy of FCC's grant of authority to add frequencies to Ku-band earth station (Attachment 9).

5. Copy of the FCC's grant of authority to relocate the Intelsat 804 satellite from 64.15° E.L. to 176.0° E.L. (Attachment 10).

6. Copy of FCC's grant of authority to relocate the Intelsat 709 satellite from 50.0° W.L. to 55.35° W.L. (Attachment 11).

D. News Releases

1. Material news releases of the Company issued since June 5, 2002 (Attachment 12):

(a) News release dated October 7, 2002 ("Intelsat's GlobalConnex Services Take Off on Three Continents").
(b) News release dated October 2, 2002 ("Intelsat Acquires U.S. West Coast Teleport Facility").
(c) News release dated September 13, 2002 ("Intelsat and BT Broadcast Services Partner to Provide End-to-End Video Solutions").
(d) News release dated September 13, 2002 ("Intelsat Signs Two New Deals for Video Services in Latin America").
(e) News release dated September 13, 2002 ("Jon Romm to Head Intelsat's New Video Business Unit").
(f) News release dated September 6, 2002 ("Intelsat 906 Launch Successful: Europe, Asia, Africa and Australia to Receive High Power Telephony, Video & Internet Solutions").
(g) News release dated September 3, 2002 ("Intelsat Provides DTH to the American Forces Radio and Television Service (AFRTS)").
(h) News release dated August 21, 2002 ("Intelsat to Buy Shares from Teleglobe").
(i) News release dated August 12, 2002 ("Intelsat Broadband Services Rolled Out in Colombia").
(j) News release dated June 17, 2002 ("Intelsat Provides First Internet Access to Grand Santi, French Guiana").
(k) News release dated June 5, 2002 ("Intelsat 905 Launch Successful: Satellite Fifth in Campaign to Provide Powerful Communications Solutions").

The information set forth above is being furnished to the Commission pursuant to subparagraphs (1)(i) and (1)(iii) of the Rule. In accordance with subparagraphs (4) and (5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing

of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

The Company agrees that it will furnish to the Commission on an ongoing basis any information that is material in accordance with Rule 12g3-2(b)(3). If the information the Company makes, or is required to make, public or is required to distribute or file shall change from that set forth above, it will furnish the Commission with a revised list reflecting such changes promptly after the end of the fiscal year in which such change has occurred.

In the event that you have any questions in connection with this matter, please do not hesitate to contact Ms. Anjli Pero (212-558-7339) or Ms. Ann Bailen Fisher (212-558-3484) of Sullivan & Cromwell.

Very truly yours,

Conny Kullman
Director and Chief Executive Officer

Enclosures

cc: A. Bailen Fisher, Sullivan & Cromwell
A. Pero, Sullivan & Cromwell
D. Meltzer, Intelsat Global Service Corporation

Issuer: Intelsat, Ltd.
File No.: 82-5214

INTELSAT. LTD.

Date: 10/23/2002

Register of Members

(i)

Matter: 342500

Class: ordinary shares

Currency: U.S. DOLLARS
Par Value: 3.0000

02 NOV 25 AM 10: 32

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Government of the Democratic and Popular Republic of Algeria Telecommunications Alger 4 Bd. Krim Belkacem Alger 16027 Algeria	1	513,695.00	1:3 share consolidation	100.00	04 Jun 2002	
Empresa de Telecomunicacoes de Angola, ANGOLA TELECOM, E.P. Rua 1 Congresso, 26, 1 Andar P.O. Box 625 Luanda Angola	2	380,514.00	1:3 share consolidation	100.00	04 Jun 2002	
Secretaria de Comunicaciones Peru 103 Piso 15 C1067ACC - Capital Federal Buenos Aires Argentina	3	83,167.00	1:3 share consolidation	100.00	04 Jun 2002	
Advance Telecomunicaciones S.A. L.N. Alem 628 piso 9 Capital Federal Buenos Aires C1001AAO Argentina	4	148,939.00	1:3 share consolidation	100.00	04 Jun 2002	
COMSAT Argentina S.A. Carlos Pellegrini 1363 6to Piso 1011 Capital Federal Buenos Aires Argentina	5	1,771,957.00	trans to #220	100.00	04 Jun 2002	11 Oct 2002
GTECH Foreign Holdings Corporation 55 Technology Way West Greenwich RI 02817 USA	6	20,225.00	1:3 share consolidation	100.00	04 Jun 2002	
Pramer S.C.A. Bonpland 1745 1-piso Capital Federal Buenos Aires, 1414 Argentina	7	14,684.00	1:3 share consolidation	100.00	04 Jun 2002	
Servicio Para el Transporte de Informacion S.A. (SPTI) Aristobulo del Valle 1257 Piso 2 Capital Federal 1295			1:3 share consolidation			

INTELSAT. LTD.

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Buenos Aires Argentina						
	8	21,130.00		100.00	04 Jun 2002	
Servicios Satelitales S.A. Avenda Jujuy 1956 Capital Federal (ABU 1247)-Ciudad Autonoma de Buenos Aires Argentina			1:3 share consolidation			
	9	790.00		100.00	04 Jun 2002	
Tecoar S.A. Av Rivadavia 1367 P16"A" 1033 Capital Federal Buenos Aires Argentina			1:3 share consolidation			
	10	256,135.00		100.00	04 Jun 2002	
Telecom Argentina STET - France Telecom S.A. Alicia Moreau de Justo 50 Piso 40 Buenos Aires C1107AAB Argentina			1:3 share con Trans to #202 Trans to #203			
	11	260,432.00		100.00	04 Jun 2002	17 Jun 2002
Telefonica de Argentina Calle Peron 1286 Piso 5 Capital Federal (1038) Buenos Aires Argentina			1:3 share consolidation			
	12	203,059.00		100.00	04 Jun 2002	
WOLD Internacional, S.A. 3440 Motor Ave., Suite 200 Los Angeles CA 90034 USA			1:3 share consolidation			
	13	4,115.00		100.00	04 Jun 2002	
Ministry of Telecommunications of the Republic of Armenia 28 Nalbandyan Str. Yerevan 375010 Armenia			1:3 share consolidation			
	14	83,334.00		100.00	04 Jun 2002	
Optus Networks Pty. Limited Level 5 242 Exhibition Street Melbourne Victoria 3000 Australia			1:3 share consolidation			
	15	1,551,372.00		100.00	04 Jun 2002	
Telstra Corporation Limited 242 Exhibition Street Level 5 Melbourne Victoria 3000 Australia			1:3 share consolidation			
	16	2,842,777.00		100.00	04 Jun 2002	
Telekom Austria Aktiengesellschaft Schwarzenbergplatz 3 A-1010 Vienna Austria			1:3 share consolidation			

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
	17	321,462.00		100.00	04 Jun 2002	
Ministry of Communication of Azerbaijan Republic Azerbaijan Avenue 33 P.O. Box 370139 Baku Azerbaijan			1:3 share consolidation			
	18	83,334.00		100.00	04 Jun 2002	
The Bahamas Telecommunication Corporation (BATELCO) P.O. Box N-3048 John F. Kennedy Drive Nassau N.P. Bahamas			1:3 share consolidation			
	19	192,202.00		100.00	04 Jun 2002	
Bahrain Telecommunications Company (BATELCO) P.O. Box 14 Manama Arabian Gulf Bahrain			1:3 share consolidation			
	20	558,082.00		100.00	04 Jun 2002	
Telegraph & Telephone Board of Bangladesh Telejogajog Bhaban 37/E, Eskaton Garden Dhaka 1000 Bangladesh			1:3 share consolidation			
	21	355,197.00		100.00	04 Jun 2002	
Cable & Wireless (Barbados) Limited Widey St. Michael Barbados			1:3 share consolidation			
	22	148,407.00		100.00	04 Jun 2002	
BELGACOM BELGACOM Towers U-Tower, 28th Floor Koning Albert II laan 27 B-1030 Brussels Belgium			1:3 share consolidation			
	23	397,267.00		100.00	04 Jun 2002	
Office des Postes et Telecommunications de la Republique du Benin 01 B.P. 5959 Cotonou Benin			1:3 share consolidation			
	24	95,454.00		100.00	04 Jun 2002	
Empresa Nacional de Telecomunicaciones (ENTEL) Calle Federico Zuazo No. 1771 8vo. Piso La Paz Bolivia			1:3 share consolidation			
	25	313,347.00		100.00	04 Jun 2002	
Public Enterprise PTT Bosnia and Herzegovina Branilaca Sarajevo 20/8 71000 Sarajevo Bosnia-Hercegovina			1:3 share consolidation			
	26	97,680.00		100.00	04 Jun 2002	

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Empresa Brasileira de Telecomunicacoes S.A. (EMBRATEL) Av. Presidente Vargas 1012 8 andar Rio De Janeiro RJ-CEP 20179-900 Brazil			1:3 share consolidation			
	27	3,910,169.00		100.00	04 Jun 2002	
Comsat Brazil Ltda. Av. Benedicto Campos, 853 Jardim do Trevo Campinas S.P. Brazil-CEP 13030-040 Brazil			trans to #221			
	28	10,244.00		100.00	04 Jun 2002	11 Oct 2002
Tgo Do Brasil Limitada Rua Matias Aires 402 CJ121-12 Sao Paulo S.P. 01309-020 Brazil			1:3 share consolidation			
	29	5,224.00		100.00	04 Jun 2002	
Bulgarian Telecommunications Company Ltd. 8 Totleben Blvd 1606 Sofia Bulgaria			1:3 share consolidation			
	30	83,334.00		100.00	04 Jun 2002	
Office National des Telecommunications (ONATEL) du Burkina Faso Avenue Nelson Mandela 01 B.P. 10000 Ouagadougou 01 Burkina Faso			1:3 share consolidation			
	31	96,857.00		100.00	04 Jun 2002	
Cameroon Telecommunications (CAMTEL) P.O. Box 1571 Yaounde CAMEROON			1:3 share consolidation			
	32	310,170.00		100.00	04 Jun 2002	
Teleglobe, Inc. 1000 Rue de la Guauchetiere Ouest Montreal (Quebec) H3B 4X5 Canada			Trans to #217			
	33	6,284,635.00		100.00	04 Jun 2002	20 Sep 2002
CABO VERDE TELECOM, SARL B.P. 220 Praia Cape Verde			1:3 share consolidation			
	34	83,334.00		100.00	04 Jun 2002	
Societe Centrafricaine des Telecommunications (SOCATEL) P.O. Box 939 Bangui Central African Republic			1:3 share consolidation			
	35	23,221.00		100.00	04 Jun 2002	

INTELSAT. LTD.

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
AT&T Chile Long Distance S.A. Vitacura 2939 Piso 8 Santiago Chile			1:3 share consolidation			
	36	12,934.00		100.00	04 Jun 2002	
Compania de telefonos de Chile Transmisiones Regionales S.A. c/o Telefonica Mundo 188 Nueva de Lyon No. 72, piso 11 P.O. Box 16370 Providencia Chile			1:3 share consolidation			
	37	96,022.00		100.00	04 Jun 2002	
CHINA TELECOM 33 Erlong Road Xicheng District Beijing 100032 People's Republic of China			1:3 share consolidation			
	38	2,769,292.00		100.00	04 Jun 2002	
PCCW-HKT Limited 35th Floor Cheung Kong Center 2 Queen's Road Central Hong Kong People's Republic of China			1:3 share consolidation			
	39	1,055,732.00		100.00	04 Jun 2002	
Office Congolais des Postes et Telecommunications (OCPT) Immeube INSS, 1er niveau, 95 Boulevard du 30 juin Kinshasa/Gombe P.O.Box 7070, Kinshasa 1 Democratic Republic of Congo			1:3 share con Subject to Writ of Fieri Facias			
	40	151,403.00		100.00	04 Jun 2002	
Instituto Costarricense de Electricidad Edificio Central Sabana Norte Boulevard Las Americas y Calle Luisa, Piso 2 Puerta 75, San Jose 1000 Costa Rica			1:3 share consolidation			
	41	316,027.00		100.00	04 Jun 2002	
L'Agence des Telecommunications de Cote d'Ivoire (ATCI) 18 B.P. 2203 Abidjan 18 Cote D'ivoire			1:3 share consolidation			
	42	329,692.00		100.00	04 Jun 2002	
Cote-d'Ivoire (CI-Telecom) 17 BP 275 Abidjan 17 Cote D'ivoire			1:3 share consolidation			
	43	184,002.00		100.00	04 Jun 2002	
Ministry of Maritime Affairs, Transport and Communications Prisavlje 14			1:3 share consolidation			

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
HR 10 000 Zagreb Croatia (Hrvatska)	44	95,955.00		100.00	04 Jun 2002	
Empresa de Telecomunicaciones de Cuba, S.A. (ETECSA) Calle 18 #3303 e/33 y 41 Miramar Plaga Ciudad De La Habana, CP1 Cuba	45	83,334.00	1:3 share consolidation	100.00	04 Jun 2002	
Ceske Radiokomunikace a.s. U nakladoveho nadrazi 3114 130 00 Praha 3 Czech Republic	46	102,954.00	1:3 share consolidation	100.00	04 Jun 2002	
TDC Tele Danmark A/S Norregade 21 DK-0900 Copenhagen C Denmark	47	313,192.00	1:3 share consolidation	100.00	04 Jun 2002	
TELE Greenland A/S P.O. Box 1002 Skolevej 8 DK-3900 Nuuk Greenland	48	496,634.00	1:3 share consolidation	100.00	04 Jun 2002	
Compania Dominica de Telefonos, C. por A. Av. Abraham Lincoln, No. 1101 Apartado 1377 Santo Domingo Dominican Republic	49	355,642.00	1:3 share con Name Change Trans to #201	100.00	04 Jun 2002	13 Jun 2002
Pacifictel S.A. Rocafuerte 732 y Roca Edificio Pacifictel Guayaquil Ecuador	50	129,682.00	1:3 share consolidation	100.00	04 Jun 2002	
Telecom Egypt International Communications 26 Ramsis Street P.O. Box 2271 Cairo, 11511 Egypt	51	769,449.00	1:3 share consolidation	100.00	04 Jun 2002	
Compania de Telecomunicaciones de El Salvador, S.A. de C.V. 63 Avenida Sur y Alameda Roosevelta, Centro Financiero Gigante, Torre A, Nivel 11 San Salvador El Salvador	52	98,305.00	1:3 share consolidation	100.00	04 Jun 2002	
Ministry of Transportation and Communications of the Republic of Equatorial Guinea Calle Presidente Nasar S/N			1:3 share consolidation			

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
A.P. 490 Malabo Equatorial Guinea						
	53	83,334.00		100.00	04 Jun 2002	
Fiji International Telecommunications Limited (FINTEL) 158 Victoria Parade P.O. Box 59 Suva Fiji			1:3 share consolidation			
	54	114,919.00		100.00	04 Jun 2002	
Sonera Carrier Networks Ltd. P.O. Box 800 FIN-00051 Sonera Finland			1:3 share consolidation			
	55	83,334.00		100.00	04 Jun 2002	
FRANCE TELECOM FTLD/DFI 246 rue de Bercy Paris 75012 France			1:3 share consolidation			
	56	7,049,234.00		100.00	04 Jun 2002	
MULTICOMS 6 allee Latecoere BP 280 78147 Velizy Cedex France			1:3 share consolidation			
	57	2.00		100.00	04 Jun 2002	
Office des Postes et Telecommunications de Polynesie Francaise 8, Rue De La Reine Pomare IV 98713 Papeete Tahiti French Polynesia			1:3 share consolidation			
	58	259,987.00		100.00	04 Jun 2002	
Office des Postes et Telecommunications (OPT) Boite Postale 20000 Libreville Gabon			1:3 share consolidation			
	59	142,467.00		100.00	04 Jun 2002	
SakSat Georgia, Ltd. 40 Old Orchard Drive Weston CT 06883 United States			1:3 share consolidation			
	60	83,334.00		100.00	04 Jun 2002	
Deutsche Telekom AG ZB NI/N135 Schofferstr. 10 64307 Darmstadt Germany			1:3 share consolidation			
	61	5,718,954.00		100.00	04 Jun 2002	
Ghana Telecommunications Company Limited Accra North Post Office Nsawan Road Accra-North Ghana			1:3 share consolidation			

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
	62	347,544.00		100.00	04 Jun 2002	
Empresa Guatemalteca de Telecomunicaciones Calzado Aguilar Batres 35-37 Zona 12 Ciudad De Guatemala Guatemala			1:3 share consolidation			
	63	427,460.00		100.00	04 Jun 2002	
Empresa Hondurena de Telecomunicaciones (HONDUTEL) Blv. Centroamerica P.O. Box 1794 Tegucigalpa, M.D.C. Honduras			1:3 share consolidation			
	64	83,334.00		100.00	04 Jun 2002	
Hungarian Satellite Communications Authority (HUNSAT) Varosmajor utca 12-14 Budapest XII H-1122 Hungary			1:3 share consolidation			
	65	171,509.00		100.00	04 Jun 2002	27 Jun 2002
Iceland Telecom Limited v/Austurvoll IS-150 Reykjavik Iceland			1:3 share consolidation			
	66	214,605.00		100.00	04 Jun 2002	
Videsh Sanchar Nigam Limited Videsh Sanchar Bhavan Mahatma Gandhi Road Mumbai 400 001 India			1:3 share consolidation			
	67	9,015,314.00		100.00	04 Jun 2002	
PT INDOSAT Jalan Medan Merdeka Barat 21 P.O. Box 2905 Jakarta 10110 Indonesia			1:3 share consolidation			
	68	562,090.00		100.00	04 Jun 2002	
Telecommunication Company of Iran TCI Building #2 Dr. Shariati Avenue P.O. Box 16315-159 Tehran Iran			1:3 share consolidation			
	69	2,434,474.00		100.00	04 Jun 2002	
RTE Commercial Enterprises Ltd. Mount Errol Donnybrook Dublin 4 Ireland			1:3 share consolidation			
	70	142,579.00		100.00	04 Jun 2002	
"BEZEQ" The Israel Telecommunication Corporation Limited P.O. Box 1088 Jerusalem 91010 Israel			1:3 share consolidation			

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Cable & Wireless Jamaica Limited 47 Half Way Tree Road Post Office Box 21 Kingston 5 Jamaica	71	1,234,100.00	1:3 share consolidation	100.00	04 Jun 2002	
KDDI Corporation KDDI Bldg 3-2, Nishishinjuku 2-Chome Shinjuku Tokyo 163-8003 Japan	72	368,444.00	1:3 share consolidation	100.00	04 Jun 2002	
Jordan Telecommunications Company Prince Mohammad Street Third Circle Tower Building P.O. Box 1689 Amman 11118 Jordan	73	1,892,884.00	1:3 share consolidation	100.00	04 Jun 2002	
Telkom Kenya Limited Kenyatta Ave. P.O. Box 30301 Nairobi Kenya	74	332,445.00	1:3 share consolidation	100.00	04 Jun 2002	
Ministry of Posts and Telecommunications of the Democratic People's Republic of Korea, c/o DPR of Korea Permanent Mission to the United Nations 820 2nd Av. New York NY 10017 USA	75	539,669.00	1:3 share consolidation	100.00	04 Jun 2002	
Korea Telecom Corp. 206 Jungja-dong Pundang-gu Songnam-city Kyonggi-do Zip 463-711 Republic of Korea	76	83,334.00	1:3 share consolidation	100.00	04 Jun 2002	
Ministry of Communications, The State of Kuwait International Services Sector P.O. Box 318 11111 Safat Kuwait	77	1,217,695.00	1:3 share consolidation	100.00	04 Jun 2002	
Ministry of Transport and Communications of the Kyrgyz Republic Isanov Street 42 720017 Bishkek Kyrgyz Republic	78	1,069,179.00	1:3 share consolidation	100.00	04 Jun 2002	
Government of Lebanon P.O. Box 11-86 Beirut	79	83,334.00	1:3 share consolidation	100.00	04 Jun 2002	

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Lebanon	80	281,102.00		100.00	04 Jun 2002	
Government of the Great Socialist People's Libyan Arab Jamahiriya P.O. Box 886 Zawia Street Tripoli Libya	81	484,754.00	1:3 share consolidation	100.00	04 Jun 2002	
Government of the Principality of Liechtenstein Ministry of PTT Liechtenstein Office for Foreign Affairs Hiligkreuz 14 9490 Vaduz Liechtenstein	82	83,334.00	1:3 share consolidation	100.00	04 Jun 2002	
TELECOM MALAGASY S.A. D.R.T. B.P. 763 Alarobia Antananarivo 101 Madagascar	83	181,700.00	1:3 share consolidation	100.00	04 Jun 2002	
Malawi Telecommunications Limited Glyn Jones Road P.O. Box 537 Blantyre Malawi	84	95,955.00	1:3 share consolidation	100.00	04 Jun 2002	
TELEKOM MALAYSIA BERHAD (128740-P) 5th Floor Wisma Telecom, Block A Jalan Gelenggang Damansa 50410 Kuala Lumpur Malaysia	85	833,704.00	1:3 share consolidation	100.00	04 Jun 2002	
Societe des Telecommunications du Mali (SOTELMA B.P. 740 Bamako Mali	86	166,232.00	1:3 share consolidation	100.00	04 Jun 2002	
MALTACOM p.l.c. Spencer Hill Marsa Malta	87	104,354.00	1:3 share consolidation	100.00	04 Jun 2002	
Mauritius Telecom Limited Cassis Satellite Earth Station Menagerie Road Cassis Mauritius	88	316,027.00	1:3 share consolidation	100.00	04 Jun 2002	
TELECOMUNICACIONES DE MEXICO (TELECOMM) Eje Central Lazaro Cardenas No. 567, Torre Central de Telecomunicaciones, Piso 11 Ala Norte Col. Narvarte, C.P.			1:3 share consolidation			

INTELSAT. LTD. **Matter: 342500**

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
03020, Mexico						
	89	563,357.00		100.00	04 Jun 2002	
Federated States of Micronesia Telecommunications Corporation P.O. Box 1210 Kolonia Pohnpei 96941 Federated State of Micronesia			1:3 share consolidation			
	90	83,334.00		100.00	04 Jun 2002	
MONACO TELECOM S.A.M. 7 Rue du Gabian 98000 Monaco			1:3 share consolidation			
	91	174,002.00		100.00	04 Jun 2002	
Mongolia Telecom Sq. Sukhbaatar-9 P.O.B. 1166 Ulaanbaatar 210611 Mongolia			1:3 share consolidation			
	92	83,334.00		100.00	04 Jun 2002	
Itissalat Al Maghrib S.A. Avenue Ennakhil-Hay Riad Rabat Morocco			1:3 share consolidation			
	93	271,200.00		100.00	04 Jun 2002	
Empresa Nacional de Telecomunicacoes de Mocambique, E.P.-TDM Rue Da Se, No.2 P.O. Box 25 Maputo Mozambique			1:3 share consolidation			
	94	255,024.00		100.00	04 Jun 2002	
Telecom Namibia Limited P.O. Box 297 Windhoek Namibia			1:3 share consolidation			
	95	83,334.00		100.00	04 Jun 2002	
Nepal Telecommunications Corporation Central Office Sanchar Bhavan Bhradrakali Plaza Kathmandu P.O.Box 5406 Nepal			1:3 share consolidation			
	96	133,139.00		100.00	04 Jun 2002	
Telecom Corporation of New Zealand Limited Telecom Networks House 68-86 Jervols Quay P.O. Box 1092 Wellington 6015 New Zealand			1:3 share consolidation			
	97	820,597.00		100.00	04 Jun 2002	
Television New Zealand Ltd. Television Centre 100 Victoria St West P.O. Box 3819 Auckland			1:3 share consolidation			

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
New Zealand						
	98	3,409.00		100.00	04 Jun 2002	
Instituto Nicaraguense de Telecomunicaciones y Correos (TELCOR) Edificio Del Seguro Social VI piso Apartado Postal No. 2664 Managua Nicaragua			1:3 share consolidation			
	99	89,450.00		100.00	04 Jun 2002	
Societe Nigerienne des Telecommunications (SONITEL) B.P. 208 Niamey Niger			1:3 share consolidation			
	100	112,259.00		100.00	04 Jun 2002	
Nigerian Telecommunications Limited (NITEL) Block 4, Mambolo Street Wuse, Zone 2 P.O. Box 2890 Garki Abuja Nigeria			1:3 share consolidation			
	101	997,467.00		100.00	04 Jun 2002	
Telenor Broadband Services AS P.O.Box 6914 St. Olavs Plass Oslo N-0130 Norway			1:3 share consolidation			
	102	6,855,530.00		100.00	04 Jun 2002	
Oman Telecommunications Company (S.A.O.C.)-Omantel P.O. Box 789 Omantel, Ruwi Postal code 112 Muscat Oman			1:3 share consolidation			
	103	280,187.00		100.00	04 Jun 2002	
Cable & Wireless Panama S.A. Edificio Plaza Internacional Torre C Via Espana Ciudad De Panama 9A Panama			1:3 share consolidation			
	104	487,559.00		100.00	04 Jun 2002	
Telikom PNG Limited P.O. Box 84 Kumul Avenue Waigani NUD Papua New Guinea			1:3 share consolidation			
	105	111,336.00		100.00	04 Jun 2002	
Comision Nacional de Telecomunicaciones (CONATEL) Dpto. De Relaciones Internacionales Yegros 437 Y 25 De Mayo Edificio San Rafael Piso 2 Asunction			1:3 share consolidation			

INTELSAT. LTD.

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Paraquay						
	106	251,407.00		100.00	04 Jun 2002	
Philippine Communications Satellite Corporation (PHILCOMSAT) 11/F Telecoms Plaza Bldg. 316 Sen. Gil Puyat Ave. Makati City 1200 Philippines			1:3 share consolidation			
	107	394,805.00		100.00	04 Jun 2002	
The Polish Telecommunication Company "Tp Sat" Centrum Uslug Satelitamych W Psarach K. Kielc Skr. Poczt. 745 25-324 Kielce 25 Poland			1:3 share consolidation			
	108	404,209.00		100.00	04 Jun 2002	
Companhia Portuguesa Radio Marconi Av. D. Joao II, Lote 1.16 Parque Das Nacoes 1990-083 Lisbon Portugal			1:3 share consolidation			
	109	1,047,867.00		100.00	04 Jun 2002	
Qatar Public Telecommunications Corporation (Q-Tel) New Headquarters Tower P.O.Box 217, West Bay Doha Qatar			1:3 share consolidation			
	110	281,672.00		100.00	04 Jun 2002	
SOCIETATEA NATIONALA DE RADIOCOMUNICATII S.A. Bd. Liberatatii nr. 14 70060 Bucharest Sector 5 Romania			1:3 share consolidation			
	111	255,077.00		100.00	04 Jun 2002	
Central Bank of Russian Federation (Bank of Russia) 12, Neglinnaya Street 103016 Moscow Russia			1:3 share consolidation			
	112	848,115.00		100.00	04 Jun 2002	
Rwandatel S.A. B.P.1332 Kigali Rwanda			1:3 share consolidation			
	113	83,334.00		100.00	04 Jun 2002	
Saudi Telecom Company (STC) International Affairs P.O.Box 87912 Riyadh 11652 Saudi Arabia			1:3 share consolidation			
	114	1,506,892.00		100.00	04 Jun 2002	
Societe Nationale des Telecommunications (SONATEL 6 Rue Wagane Diouf Dakar B.P. 69 Dakar			1:3 share consolidation			

INTELSAT. LTD. **Matter: 342500**

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Senegal	115	380,349.00		100.00	04 Jun 2002	
Singapore Telecommunications Limited 31 Exeter Road #08-00 COMCENTRE 239732 Singapore	116	1,581,372.00	1:3 share consolidation	100.00	04 Jun 2002	
ST Teleport PTE Ltd. 2B/2C Ayer Rajah Crescent 139937 Singapore	117	1,044.00	1:3 share consolidation	100.00	04 Jun 2002	
TELKOM SA Limited Satellite Division Private Bag X74 152 Proes Street 0001 Pretoria South Africa	118	1,930,115.00	1:3 share consolidation	100.00	04 Jun 2002	
Telefonica de Espana, S.A. Jefe de Gestion Del Segmento Espacial Plaza De Espana 5, 4a Planta Madrid 28008 Spain	119	1,224,877.00	1:3 share consolidation	100.00	04 Jun 2002	
Electroteks Limited 429, D Galle Road Ratmalana Sri Lanka	120	389.00	1:3 share consolidation	100.00	04 Jun 2002	
Sri Lanka Telecom P.O. Box 235 OTS Building Lotus Road Colombo 01 Sri Lanka	121	394,944.00	1:3 share consolidation	100.00	04 Jun 2002	
Government of the Republic of the Sudan P&T Main Building Gama A (University) Street P.O. Box 1130 Khartoum 11111 Sudan	122	138,849.00	1:3 share consolidation	100.00	04 Jun 2002	
Posts and Telecommunications Corporation (Public) P.O. Box 125 Mbabane H100 Swaziland	123	83,334.00	1:3 share consolidation	100.00	04 Jun 2002	
Telia AB SE-123 86 FARSTA Vitsandsgatan 9 Sweden	124	522,064.00	1:3 share consolidation	100.00	04 Jun 2002	

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Tele2 Sverige AB Carrier Services Borgarfjordsgatan P.O. Box 62 S-164 94 Kista Sweden			1:3 share consolidation			
	125	2.00		100.00	04 Jun 2002	
Swisscom AG C/O Swisscom Ltd. Headquarters Alte Teifenaustr. 6 3050 Bern Switzerland			1:3 share consolidation			
	126	1,263,054.00		100.00	04 Jun 2002	
Government of the Syrian Arab Republic C/O Syrian Telecommunications Establishment Al-Naser Street Damascus Syria			1:3 share consolidation			
	127	162,145.00		100.00	04 Jun 2002	
Tanzania Telecommunications Company Limited Samora Avenue 11th Floor P.O. Box 9070 Dar Es Salaam Tanzania			1:3 share consolidation			
	128	232,860.00		100.00	04 Jun 2002	
The Communications Authority of Thailand (CAT) 99 Chaeng Watthana Rd. Thung Song Hong Lak Si Bangkok 10002 Thailand			1:3 share consolidation			
	129	793,015.00		100.00	04 Jun 2002	
Societe des Telcommunications du Togo (TOGO TELECOM) Avenue Nicolas Grunitzky B.P.333 Lome Togo			1:3 share consolidation			
	130	46,804.00		100.00	04 Jun 2002	
Telecommunications Services of Trinidad and Tobago Limited TSTT House 1 Edward Street Port of Spain Trinidad West Indies			1:3 share consolidation			
	131	112,369.00		100.00	04 Jun 2002	
Turk Telekomunikasyon A.S. Uydu Haberlesme Dairesi Bsk. 06103 Ankara Turkey			1:3 share consolidation			
	132	2,502,134.00		100.00	04 Jun 2002	
Uganda Telecom Limited P.O.Box 7171 Kampala			1:3 share consolidation			

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Uganda	133	83,334.00		100.00	04 Jun 2002	
Ministry of Communications of the Government of the United Arab Emirates P.O. Box 900 Abu-Dhabi United Arab Emirates	134	1,363,459.00	1:3 share consolidation	100.00	04 Jun 2002	
British Telecommunications plc PP211 Holborn Centre 120 Holborn London EC1N 2TE United Kingdom	135	6,388,702.00	1:3 share consolidation	100.00	04 Jun 2002	
Beednet Group 4005 25th Street North Arlington, VA 22207-3901 United States	136	1,385.00	1:3 share consolidation	100.00	04 Jun 2002	
Cable and Wireless plc 26 Red Lion Square London WC1R 4HQ United Kingdom	137	3,410,112.00	1:3 share consolidation	100.00	04 Jun 2002	
Cable and Wireless (West Indies) Ltd. 26 Red Lion Square London WC1R 4HQ United Kingdom	138	216,220.00	1:3 share consolidation	100.00	04 Jun 2002	
Caprock UK Ltd. Caprock Building Denmore Rd Denmore Rd Industrial Est Aberdeen AB21 8JW United Kingdom	139	2.00	1:3 share consolidation	100.00	04 Jun 2002	
Comsat General Corporation 6560 Rock Spring Drive Bethesda Maryland 20817 United States	140	1,983,149.00	1:3 share consolidation	100.00	04 Jun 2002	
Comsat International Ventures 6560 Rock Spring Drive Bethesda Maryland 20817 United States	141	2.00	1:3 share consolidation	100.00	04 Jun 2002	
Data Marine Systems Ltd. 7265 Old Galviston Highway Highway 3 Houston Texas 77034 United States	142	8,155.00	1:3 share consolidation	100.00	04 Jun 2002	

INTELSAT. LTD. **Matter: 342500**

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Datasat Communications Limited Ashbourne, Black Lane Chalfont St. Giles Bucks. HP8 4NY United Kingdom	143	127,519.00	1:3 share consolidation	100.00	04 Jun 2002	
DeTeSat Deutsche Telekom Purchase Department Hochstadenring 50 D-53119 Bonn Germany	144	9,074.00	1:3 share consolidation	100.00	04 Jun 2002	
Flow-Line Communications Ltd. Ariel House, Mill Lane Alton, Hampshire, GU342QJ United Kingdom	145	2.00	1:3 share consolidation	100.00	04 Jun 2002	
Globecast Northern Europe Ltd. 200 Gray's Inn Road London WC1X 8XZ United Kingdom	146	30,925.00	1:3 share consolidation	100.00	04 Jun 2002	
Kingston TLI Ltd. Chalfont Grove Gerrands Cross Buckinghamshire SL9 8TN United Kingdom	147	96,307.00	1:3 share consolidation	100.00	04 Jun 2002	
Multipoint Communications Ltd. Satellite House Eastways Industrial Park Witham, Essex, CM8 3YQ United Kingdom	148	2.00	1:3 share consolidation	100.00	04 Jun 2002	
National Transcommunications Ltd. (NTL) Crawley Court Winchester Hampshire United Kingdom	149	2.00	1:3 share consolidation	100.00	04 Jun 2002	
RTE Commercial Enterprises Ltd. Mount Errol Donnybrook Dublin 4 Ireland	150	2.00	1:3 share consolidation	100.00	04 Jun 2002	
Redwing Satellite Solutions Ltd. Transmission Station Great North Road Brookmans Park Hertfordshire A19 6 NE United Kingdom	151	95,062.00	1:3 share consolidation	100.00	04 Jun 2002	

INTELSAT. LTD.

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Teleport UK Limited (trading as Satellite Media Sevices) Lawford Heath Earth Station Lawford Heath, Rugby Warwickshire CV23 9EU United Kingdom	152	23,847.00	1:3 share consolidation	100.00	04 Jun 2002	
Spacelink International LLC 45975 Nokes Boulevard Suite 145 Dulles Virginia 20166 UNITED STATES	153	357,412.00	1:3 share consolidation	100.00	04 Jun 2002	
Spacetel International UK 15 Bowling Green Lane London EC1R OBD United Kingdom	154	45,555.00	1:3 share consolidation Trans to #209	100.00	04 Jun 2002	25 Jun 2002
Teleglobe International (UK) Ltd. 1000 Rue de la Gauchetiere Quest Montreal Quebec H3B 4X5 Canada	155	2.00	1:3 share consolidation	100.00	04 Jun 2002	
COMSAT Corporation Rock Spring One, Fourth Floor 6560 Rock Spring Drive Bethesda Maryland 20817 United States	156	36,319,340.00	1:3 share consolidation	100.00	04 Jun 2002	
Administracion Nacional de Telecomunicaciones Casilla De Correo 1477 Av. Fernandez Crespo 1534 Piso 4 Montevideo 11200 Uruguay	157	87,597.00	1:3 share consolidation	100.00	04 Jun 2002	
Post and Telecommunications Agency of the Republic of Uzbekistan Amir Temur Street, 24 700000 Tashkent Uzbekistan	158	83,334.00	1:3 share consolidation	100.00	04 Jun 2002	
Government of the Vatican City State Vatican City State 00120 Rome Italy Vatican City	159	83,334.00	1:3 share consolidation	100.00	04 Jun 2002	
Venezuelan Telephone Company (Compania Anonima Nacional Telefonos de Venezuela) Avenida Libertador Cetro Nacional De Telecomunicaciones Piso 20 Apartado Postal			1:3 share consolidation			

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Caracas 1010, Venezuela	160	1,865,544.00		100.00	04 Jun 2002	
Vietnam Posts and Telecommunications Corporation 18 Nguyen Du Street Hanoi Socialist Republic of Vietnam	161	414,215.00	1:3 share consolidation	100.00	04 Jun 2002	
Government of the Republic of Yemen Airport Road Al-Jirap P.O. Box 25237 Sana'a Republic of Yemen	162	143,144.00	1:3 share consolidation	100.00	04 Jun 2002	
Community of the Yugoslav Posts, Telegraphs and Telephones Palmoticeva 2 11000 Belgrade Yugoslavia	163	95,955.00	1:3 share consolidation	100.00	04 Jun 2002	
Zambia Telecommunications Company Limited Provident House Corner of Moffat Road and Broadway P.O. Box 71660 Ndola Zambia	164	138,957.00	1:3 share consolidation	100.00	04 Jun 2002	
Government of Zimbabwe 107 Union Avenue P.O. Box CY 331 Causeway Harare Zimbabwe	165	30,237.00	1:3 share consolidation	100.00	04 Jun 2002	
Hare & Co. as nominee for the Bank of New York, Trustee under Trust Agmt. I among Intelsat, Ltd., the Trustee and Pakistan Telecommunication Company Limited, Global Fin. Unit, 101 Barclay St Fl 21W, NY,NY 10286	166	1,106,707.00	1:3 share consolidation	100.00	04 Jun 2002	
Tryco International Inc. 6736 Old McLean Villiage Drive McLean VA 22101 USA	167	83,334.00	1:3 share consolidation	100.00	04 Jun 2002	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat, Ltd. and Telekom Austria Aktiengesellschaft Richmond House, Par-la-Ville Road, Hamilton Bermuda	168	1,259.00	1:3 share consolidation Trans to #205	100.00	04 Jun 2002	19 Jun 2002

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat, Ltd. and Pakistan Telecommunication Company Limited Richmond Hse, Par-la-Ville Rd Hamilton, Bermuda	169	16,512.00	1:3 share consolidation	100.00	04 Jun 2002	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat, Ltd. and Telikom PNG Limited Richmond House, Par-la-Ville Road, Hamilton Bermuda	170	1,034.00	1:3 share consolidation	100.00	04 Jun 2002	
Societe des Telecommunications du Togo (TOGO TELECOM) Avenue Nicolas Grunitzky B.P.333 Lome Togo	171	117,366.00	1:3 share consolidation	100.00	04 Jun 2002	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat Ltd., and Societe Centrafricaine des Telecommunications (SOCATEL) Richmond Hse, Par-la-Ville Rd Hamilton, Bermuda	172	72,734.00	1:3 share consolidation	100.00	04 Jun 2002	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat, Ltd., and Government of Zimbabwe Richmond House, Par-la-Ville Road, Hamilton Bermuda	173	53,097.00	1:3 share consolidation	100.00	04 Jun 2002	
Codan Trust Co Ltd as Trustee under Collateral Trust Agmt among it, Intelsat, Ltd., and Office Congolais des Postes et Telecommunications (OCPT) Richmond Hse, Par-la-Ville Rd Hamilton, Bermuda	174	100,851.00	1:3 share con Subject to Writ of Fieri Facias	100.00	04 Jun 2002	
Orbital Holdings, Ltd. Codan Trust Company (Cayman) Limited P.O.Box 2681 GT Zephyr House, Mary Street George Town, Grand Cayman British West Indies	175	712,243.00	1:3 share consolidation	100.00	04 Jun 2002	
Societe Nigerienne des Telecommunications (SONITEL) B.P. 208			1:3 share consolidation			

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Niamey Niger	176	10,698.00		100.00	04 Jun 2002	
Entreprise des Postes et Telecommunications 8a, avenue Monterey L-2020 Luxembourg	177	83,334.00	1:3 share consolidation	100.00	04 Jun 2002	
Andinatel S.A. Calle Veintimilla 1149 Y Av. Amazonas Edificio De Andinatel Piso 2 Quito Ecuador	178	253,074.00	1:3 share consolidation Trans from # 66	100.00	04 Jun 2002	
Western Telesystems (Ghana) Ltd. Kyem Place No 1 Dr, Isert Rd 7th Avenue Ext. North Ridge Accra Ghana	179	22,019.00	1:3 share consolidation Trans from # 83	100.00	04 Jun 2002	
SOTELGUI B.P. 2066 Conakry Guinea	180	16,947.00	1:3 share consolidation Trans from # 87	100.00	04 Jun 2002	
Genesis Sechste Verwaltungsgesellschaft mbH Rathenau Platz 2-8 60313 Frankfurt Am Main Germany	181	4,605,244.00	1:3 share con Name Change Trans to #213	100.00	04 Jun 2002	30 Jul 2002
Ethiopian Telecommunications Corporation P.O. Box 1047 Addis Ababa Ethiopia	182	220,424.00	1:3 share consolidation	100.00	04 Jun 2002	
Empresa Nacional de Telecomunicaciones TELECOM Carrera 12 No 23-83, Piso 3 Santa Fe de Bogota, D.C. Colombia	183	2,500,390.00	1:3 share consolidation	100.00	04 Jun 2002	
Spacetel-Benin s.a.r.l. Carre 147, Av. Augustin Nicoue Gregriore 01 BP 5293- Cotonou Benin	184	2,694.00	1:3 share consolidation Trans to #210	100.00	04 Jun 2002	25 Jun 2002
Telefonica del Peru, S.A. Av. Benavides 661, Piso 12 Lima-18 Peru	185	928,845.00	1:3 share con Name Change Trans to #211	100.00	04 Jun 2002	27 Jun 2002

INTELSAT. LTD.

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Telefonica del Peru, S.A. Av. Benavides 661, Piso 12 Lima-18 Peru	186	619,230.00	1:3 share con Name Change Trans to #204	100.00	04 Jun 2002	19 Jun 2002
Gibraltar Telecommunications International Limited Mount Pleasant 25 South Barrack Road Gibraltar	187	47,204.00	1:3 share consolidation	100.00	04 Jun 2002	
Orbital Holdings, Ltd. Codan Trust Company (Cayman) Limited P.O.Box 2681 GT Zephyr House, Mary Street George Town, Grand Cayman British West Indies	188	1,580,927.00	1:3 share consolidation	100.00	04 Jun 2002	
Telepuerto Internacional Buenos Aires, S.A. Olga Cosential 731 Piso 4 Puerto Madero Este C1107BVA, Puerto Madero Buenos Aires Argentina	189	265,951.00	1:3 share consolidation	100.00	04 Jun 2002	
Ministry of Communications of the Republic of Tajikistan of 57 Rudaki Ave 734000 Dushanbe Republic of Tajikistan	190	83,334.00	1:3 share consolidation	100.00	04 Jun 2002	
Hare & Co. as nominee for the Bank of New York, Trustee for the Beneficiaries of Trust Agmt. II dated July 18, 2001 Global Finance Unit, 101 Barclay St, Fl 21, West New York, NY 10286	191	3,927,684.00	1:3 share con Trans to #206, #207 and #208	100.00	04 Jun 2002	20 Jun 2002
Rudolf Schillinger Lueholzstrasse 1 8634 Hombrechtikon Switzerland	192	156,692.00	1:3 share consolidation	100.00	04 Jun 2002	
Frederic Putod 31 rue L Lotissement Avenir Casablanca Morocco	193	8,230.00	1:3 share consolidation	100.00	04 Jun 2002	
Z & Z S.A. 19, rue Roux de Brignoles F 13006 Marseille France	194	8,230.00	1:3 share consolidation	100.00	04 Jun 2002	

INTELSAT. LTD. **Matter: 342500**

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
GENSAT Z.I. Athelia II 215 Avenue du Serpolet 13704 La Ciotat Cedex France	195	24,689.00	1:3 share consolidation	100.00	04 Jun 2002	
Michel Ducros Le Village CH 1195-Bursinel Switzerland	196	19,751.00	1:3 share consolidation	100.00	04 Jun 2002	
Bruno Garcin 97 Ifield Road London SW10-9AS United Kingdom	197	4,938.00	1:3 share consolidation	100.00	04 Jun 2002	
VISOR Investment Solutions Ltd. 100G Furmanov Street 480091 Almaty Kazakhstan	198	419,710.00	1:3 share consolidation	100.00	04 Jun 2002	
GlobeCast Northern Europe Limited 200 Gray's Inn Road London WC1X 8XZ England	199	28,930.00	1:3 share consolidation	100.00	04 Jun 2002	
KPN Satcom B.V. Maaplein 5 TP1, 3rd Floor 2516 CK The Hague The Netherlands	200	2,024,029.00	1:3 share consolidation	100.00	04 Jun 2002	
Codetel, C. por A. Av. Abraham Lincoln, No. 1101 Apartado 1377 Santo Domingo Dominican Republic	201	355,642.00	Name Change Trans from #49	100.00	13 Jun 2002	
Telecom Argentina STET - France Telecom S.A. Alicia Moreau de Justo 50 Piso 40 Buenos Aires C1107AAB Argentina	202	60,000.00	Trans from #11	100.00	17 Jun 2002	
Telecom Argentina STET - France Telecom S.A. Alicia Moreau de Justo 50 Piso 40 Buenos Aires C1107AAB Argentina	203	200,432.00	Trans from #11	100.00	17 Jun 2002	
Telefonica del Peru S.A.A. Av. Benavidides 661, Piso 12 Lima-18 Peru	204	619,230.00	Name Change Trans from #186	100.00	19 Jun 2002	

INTELSAT. LTD.

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Telekom Austria Aktiengesellschaft Schwarzenbergplatz 3 A-1010 Vienna Austria	205	1,259.00	Trans from #168	100.00	19 Jun 2002	
Empresa Nacional de Telecomunicaciones S.A. (ENTEL) Ave. Andres Bello 2687 Piso 14 Santiago de Chile Chile	206	1,075,104.00	Trans from #191	100.00	20 Jun 2002	
Gambia Telecommunications Company Ltd. 3A Nelson Mandela Street P.O. Box 387 Banjul Gambia	207	83,334.00	Trans from #191	100.00	20 Jun 2002	
Hare & Co. as nominee for the Bank of New York, Trustee for the Beneficiaries of Trust Agmt. II dated July 18, 2001 Global Finance Unit, 101 Barclay St, Fl 21, West New York, NY 10286	208	2,769,246.00	Trans from #191 Trans to #214, #215,#216	100.00	20 Jun 2002	07 Aug 2002
Mediterranean Network S.A.M. Centre Gildo Pastor 7 rue du Gabian MC 98000 Monaco	209	45,555.00	Trans from #154	100.00	25 Jun 2002	
Mediterranean Network S.A.M. Centre Gildo Pastor 7 rue du Gabian MC 98000 Monaco	210	2,694.00	Trans from #184	100.00	25 Jun 2002	
Telefonica del Peru S.A.A. Av. Benavidides 661, Piso 12 Lima-18 Peru	211	928,845.00	Name Change Trans from #185	100.00	27 Jun 2002	
HUNSAT Hungarian Satellite Communications Association Varosmajor utca 12-14 Budapest XII H-1122 Hungary	212	171,509.00	Name Correctio Trans from #65	100.00	27 Jun 2002	
Mirror International GmbH Rathenau Platz 2-8 60313 Frankfurt Am Main Germany	213	4,605,244.00	Name Change Trans from #181	100.00	30 Jul 2002	

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Telecommunications d'Haiti S.A.M. of 98, Angle Ave. Martin Luther King & Fernand (Pont-Mortin) Casier Postal 814 Port-au-Prince Haiti	214	115,079.00	Trans from #208	100.00	07 Aug 2002	
Hare & Co. as nominee for the Bank of New York, Trustee for the Beneficiaries of Trust Agmt. II dated July 18, 2001 Global Finance Unit, 101 Barclay St, Fl 21, West New York, NY 10286	215	350,942.00	Trans from #208	100.00	07 Aug 2002	
Hare & Co. as nominee for the Bank of New York, Trustee for the Beneficiaries of Trust Agmt. II dated July 18, 2001 Global Finance Unit, 101 Barclay St, Fl 21, West New York, NY 10286	216	2,303,225.00	trans from #208 trans to #218 trans to #219	100.00	07 Aug 2002	27 Sep 2002
ERNST & YOUNG INC. as Escrow Agent under an Escrow Agrmt. dated Sept 20, 2002 Ernst & Young Tower 222 Bay Street, PO Box 251 Toronto, Ontario Canada	217	6,284,635.00	Trans from #33	100.00	20 Sep 2002	
Government of the Hashemite Kingdom of Jordan of P.O.Box 9903 Amman 11191 JORDAN	218	83,165.00	trans from #216	100.00	27 Sep 2002	
Hare & Co. as nominee for the Bank of New York, Trustee for the Beneficiaries of Trust Agmt. II dated July 18, 2001 Global Finance Unit, 101 Barclay St, Fl 21, West New York, NY 10286	219	2,220,060.00	trans from #216	100.00	27 Sep 2002	
COMSAT International, Inc 6560 Rock Spring Drive Bethesda MD 20817 USA	220	1,771,957.00	trans from #5 trans to #222	100.00	11 Oct 2002	11 Oct 2002
COMSAT International, Inc 6560 Rock Spring Drive Bethesda MD 20817 USA	221	10,244.00	trans from #28 trans to #222	100.00	11 Oct 2002	11 Oct 2002

INTELSAT. LTD.

Matter: 342500

Member	Certificate Number	No. Shares	Transfer Details	% Paid	Date: Entry as Member	Date: Cessation of Membership
Comsat Corporation 6560 Rock Spring Bethesda Maryland 20817 USA	222	1,782,201.00	trans from #220 trans from #221	100.00	11 Oct 2002	

Total Shares: **166,666,755.00**

Issuer: Intelsat, Ltd.
File No.: 82-5214

(2)

Updated: 29 October 2002

02 NOV 25 AM 10: 32

Intelsat, Ltd.

Dr. Brian Dailey
Mr. Herbert Fiuza
Dr. Hans Fjøsne
Mr. Serge Fortin
Mr. Neal Freeman
Mr. S.K. Gupta
Mr. Gary Howard
Mr. Carlos Killian
Mr. Conny Kullman
Prof. Matthew Luhanga
Mr. Cheikh-Tidiane Mbaye
Mr. Philippe-Olivier Rousseau
Mr. Jeremy Simons
Mr. John Sponyoe
Mr. Robin Turner
Mr. Chris Vonwiller
Mr. Wolfgang Wagner

Conny Kullman, Director and CEO
Joe Corbett, Executive Vice President/CFO

Intelsat (Bermuda), Ltd.
Don Bridwell, Director and President
Pat Cerra, Director and Vice President

Intelsat Holdings LLC
Don Bridwell, President
Pat Cerra, Vice President
Rick Nash, Secretary

Intelsat LLC
Don Bridwell, President
Pat Cerra, Vice President
Rick Nash, Secretary

Intelsat Brasil Ltda.
Manoel Carlos Paiva de Almeida, General Manager

Intelsat Global Service Corporation
Ramu Potarazu, Director and President/COO
David Meltzer, Director and General Counsel/Senior VP for Regulatory Affairs
Rick Nash, Secretary
Dewey Arnold, Senior VP, Audit
Ken Bianchi, Controller
Randy Bonney, Treasurer
Kevin Mulloy, Senior VP, Strategy and Business Development
Tony Trujillo, Senior VP, Corporate Services
Ken Betaharon, VP, Engineering

Intelsat Global Sales & Marketing Ltd.
Joe Corbett, Director
John Stanton, Director and President
Andrew Stimson, Director
Rick Nash, Secretary

Intelsat France SAS
Malcolm Campbell, President
[we are considering appointing the RD as President and adding a 3-member board]

Intelsat Marketing India Private Limited
John Stanton, Director
Malcolm Campbell, Director
Joe Corbett, Director

Intelsat Norway AS
John Stanton, Director
Joe Corbett, Director
Malcolm Campbell, Director
Ragnar Joranli, Director

Intelsat Germany GmbH
John Stanton, Managing Director
Joe Corbett, Managing Director
Malcolm Campbell, Managing Director
Mario Iwanow, Managing Director

Intelsat Singapore Pte. Ltd.
Joe Corbett, Director
John Stanton, Director
Malcolm Campbell, Director
Faiz Somji, Director

Intelsat Australia Pty Ltd
Alan Ward, Director/Public Officer
Malcolm Campbell, Director
Joe Corbett, Director
John Stanton, Director

Intelsat China (Hong Kong) Limited
Joseph Corbett, Director
Malcolm Campbell, Director
John Stanton, Director
Kenny Chu, Secretary

Intelsat South Africa (Pty) Ltd
Joseph Corbett, Director
Malcolm Campbell, Director
John Stanton, Director

Mountainside Teleport Corporation
(formerly Intelsat Properties Corporation)
Ramu Potarazu, Director and President/COO
David Meltzer, Director
Rick Nash, Secretary

Intelsat USA License Corp.
Ramu Potarazu, Director
David Meltzer, Director
Jean-Robert Barallon, Director
Rick Nash, Secretary

Intelsat USA Sales Corp.
Jean-Robert Barallon, Director and President
David Meltzer, Director
John Stanton, Director
Rick Nash, Secretary

Intelsat Kommunikations GmbH
Ramu Potarazu, Managing Director
Michael Robusto, Managing Director
Franz Russ, Managing Director

Riverside Teleport Corporation
Ramu Potarazu, Director and President
David Meltzer, Director
Rick Nash, Secretary

Intelsat Global Service Corporation France Branch
Jean-Luc Froeliger, Représentant

Intelsat Venezuela C.A.
Ruben Levkovitz, Managing Director

Intelsat Peru S.A.
Joe Corbett, Director
Malcolm Campbell, Director
John Stanton, Director
Ruben Levkovitz, Managing Director

Intelsat UAE (branch office in Dubai)
Samir El Battah, Representative

Intelsat Video Services Corporation
Ramu Potarazu, Director
David Meltzer, Director
Malcolm Campbell, Director
Rick Nash, Secretary

Intelsat de Colombia S.A.
Board of Directors: (to come from RN)

Management Board: (to come from RN)

Intelsat Kumsan TTC&M (branch office in Korea) (in formation)

3

Intelsat.
inspiring connections

August 9, 2002

Dear Members and Beneficial Owners of Ordinary Shares:

An Annual General Meeting of Members of Intelsat, Ltd. (the "**Company**") will be held on Monday, September 16, 2002, beginning at 2:00 p.m., Paris, France time, at the Hotel Inter-Continental Paris, in the Napoleon Room, 3 rue de Castiglione, 75001, Paris, France.

The Annual General Meeting is being held to:

- vote on the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2003;
- ratify the fees paid to or agreed upon with the Company's independent auditors up until and including December 31, 2002 and authorize the Board of Directors to fix the fees for the Company's independent auditor for the fiscal year ending December 31, 2003;
- present the Company's financial statements and the report of its independent auditor for the year ending December 31, 2001 to the Members of the Company;
- transact such other business as may properly come before the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

If you are a **Member** of record on the register of members of the Company as of August 8, 2002, the record date established for purposes of the Annual General Meeting (the "**Record Date**"), your duly appointed proxy can vote on your behalf at the Annual General Meeting and your additional authorized representative(s) may attend the Annual General Meeting.

If your ordinary shares are held in trust pursuant to a Trust Agreement I or a Legal Mortgage of Shares as of the Record Date, you are considered a **Beneficial Owner** and you can instruct your trustee to vote on your behalf at the Annual General Meeting and your additional authorized representative(s) may attend the Annual General Meeting.

Please read the attached Notice of the Annual General Meeting and Proxy Statement.

It is important that your ordinary shares are voted at this Annual General Meeting, whether or not you plan to actually attend the meeting and regardless of the number of ordinary shares you own.

If you are a **Member**, please (1) complete, (2) sign, (3) have a witness sign, (4) date and (5) return the enclosed Proxy Card using the airbill provided.

If you are a **Beneficial Owner**, please (1) instruct your trustee on how to vote your ordinary shares by marking your voting instructions on the enclosed Trustee Instruction Form, (2) sign, (3) date and (4) return the enclosed Trustee Instruction Form to your trustee using the airbill provided.

To make sure your ordinary shares are voted at the Annual General Meeting, we urge you to submit your voting instructions as soon as possible by (1) completing, (2) signing, (3) having a witness sign (in the case of Proxy Cards), (4) dating and (5) returning your Proxy Card and/or Trustee Instruction Form using the airbill provided.

If you plan to send your proxy and/or additional authorized representative(s) to attend the Annual General Meeting, please keep the two admission tickets that are enclosed, as each such representative must present an admission ticket to be admitted to the meeting. In addition, your proxy and/or representative(s) should bring (a) proof of representation (e.g., in the case of your proxy, a copy of your signed, witnessed and dated Proxy Card naming him or her as your appointed proxy and, in the case of any other representative, a written letter or other documentation from you designating him or her as your authorized representative) and (b) proof of identification (such as a valid passport, national identification card or driver's license with photograph).

If you have any questions concerning the Annual General Meeting or any of the items that will be considered at the meeting, or if you require additional admission tickets, please contact Rick Nash, Director, Corporate Affairs of Intelsat Global Service Corporation, by telephone at +1-202-944-7548 or by e-mail at rick.nash@intelsat.com.

I look forward to seeing you at the Annual General Meeting.

Very truly yours,

Conny Kullman
Chief Executive Officer

Your vote is important.

Please promptly return your Proxy Card and/or Trustee Instruction Form using the airbill provided.

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

INTELSAT, LTD.
Dundonald House
14 Dundonald Street West
Hamilton HM 09
Bermuda

Notice of Annual General Meeting of Members to be held on September 16, 2002

An Annual General Meeting of Members of Intelsat, Ltd. (the "**Company**") will be held on Monday, September 16, 2002, beginning at 2:00 p.m., Paris, France time, at the Hotel Inter-Continental Paris, in the Napoleon Room, 3 rue de Castiglione, 75001, Paris France. The Annual General Meeting has been convened by the Chairman of the Board of Directors of the Company pursuant to the Company's Bye-laws and is being held for the following purposes:

1. To appoint KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2003.
2. To ratify the fees paid to or agreed upon with the Company's independent auditors up until and including December 31, 2002 and to authorize the Board of Directors to fix the fees for the Company's independent auditor for the fiscal year ending December 31, 2003.
3. To present the Company's financial statements and the report of its independent auditor for the year ending December 31, 2001 to the Members of the Company.
4. To transact such other business as may properly come before the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

Each of (1) the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2003, (2) the ratification of the fees paid to or agreed upon with the Company's independent auditors up until and including December 31, 2002 and the authorization of the Board of Directors to fix the fees for the Company's independent auditor for the fiscal year ending December 31, 2003 and (3) the presentation of the Company's financial statements and the report of its independent auditor for the year ending December 31, 2001 to the Members of the Company are discussed in the attached Proxy Statement.

Only Members or Beneficial Owners of ordinary shares of the Company as of August 8, 2002, the record date established for purposes of the Annual General Meeting (the "**Record Date**"), will be eligible to vote at or attend the Annual General Meeting.

Each entity that is a member of record on the register of members of the Company (a "**Member**") as of the Record Date may have the Member's duly appointed proxy vote the Member's ordinary shares on the Member's behalf at the Annual General Meeting and may send additional authorized representative(s) to attend the Annual General Meeting. Each entity whose ordinary shares are held in trust pursuant to a Trust Agreement I or a Legal Mortgage of Shares (such entity, a "**Beneficial Owner**"), in each case as of the Record Date, may instruct its trustee

to vote its ordinary shares on its behalf at the Annual General Meeting and may have its authorized representative(s) attend the Annual General Meeting.

Attendance at the Annual General Meeting is limited to Members and Beneficial Owners, their duly appointed proxies and additional authorized representatives and the named trustees under the Trust Agreement I and the Legal Mortgage of Shares. In order to be admitted to the Annual General Meeting, each appointed proxy and/or authorized representative should present an admission ticket and bring sufficient proof of representation and proof of identification. For example, for proof of representation, a duly appointed proxy can bring a copy of a signed, witnessed and dated Proxy Card naming such person as a Member's proxy, and an authorized representative can bring a written letter or other documentation from a Member or Beneficial Owner designating such person as such Member's or Beneficial Owner's representative. A valid passport, national identification card or driver's license with photograph can serve as proof of identification. Due to space constraints, seating in the Napoleon Room at the Hotel Inter-Continental Paris will be limited to a maximum of two representatives (including appointed proxies) per Member or Beneficial Owner. The Company reserves the right to limit the number of representatives who may attend the Annual General Meeting on behalf of each Member or each Beneficial Owner.

If you are a **Member**, please (1) complete, (2) sign, (3) have a witness sign, (4) date and (5) return the enclosed Proxy Card using the airbill provided.

If you are a **Beneficial Owner**, please (1) provide voting instructions to the applicable trustee on the applicable enclosed Trustee Instruction Form, (2) sign, (3) date and (4) return the Trustee Instruction Form to your trustee using the airbill provided.

The Company requests that you vote your ordinary shares as promptly as possible. In order to be counted, all Proxy Cards must be received by the time of the Annual General Meeting (2:00 p.m. Paris, France time, which is 8:00 a.m. Washington, D.C. time and 1300 Greenwich Mean Time) on September 16, 2002 and all Trustee Instruction Forms must be received by the applicable trustee on or prior to September 9, 2002.

INTELSAT, LTD.

Wayne Morgan
Secretary

Please complete, sign, have a witness sign (in the case of Proxy Cards), and date the enclosed Proxy Card and/or Trustee Instruction Form and return it promptly using the airbill provided.

Your vote is important.

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

INTELSAT, LTD.
PROXY STATEMENT FOR THE
ANNUAL GENERAL MEETING
SEPTEMBER 16, 2002

Issuer: Intelsat, Ltd.
File No.: 82-5214

TABLE OF CONTENTS

Intelsat, Ltd. (the "Company") is providing this Proxy Statement to Members (as defined below) and Beneficial Owners (as defined below) of the Company. The purpose of this Proxy Statement is to provide information that Members and Beneficial Owners will need for the Annual General Meeting to be held on September 16, 2002.

QUESTIONS AND ANSWERS

Q&A About the Annual General Meeting

Q: WHY IS THE ANNUAL GENERAL MEETING BEING HELD?

A: The Annual General Meeting has been convened by the Chairman of the Board of Directors of the Company pursuant to the Company's Bye-laws. The purpose of the Annual General Meeting will be to: (a) vote on the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2003, (b) ratify the fees paid to or agreed upon with the Company's independent auditors up until and including December 31, 2002 and authorize the Board of Directors to fix the fees for the Company's independent auditor for the fiscal year ending December 31, 2003, (c) present the Company's financial statements and the report of its independent auditor for the year ending December 31, 2001 to the Members of the Company and (d) transact such other business as may properly come before the Annual General Meeting or any adjournment(s) or postponement(s) thereof.

Q: WHAT INFORMATION IS CONTAINED IN THIS PROXY STATEMENT?

A: In addition to setting forth frequently asked questions and answers about the Annual General Meeting and the voting process at the Annual General Meeting, this proxy statement contains information on: (a) the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2003, (b) the ratification of the fees paid to or agreed upon with the Company's independent auditors up until and including December 31, 2002 and authorization of the Board of Directors to fix the fees for the Company's independent auditor for the fiscal year ending December 31, 2003 and (c) the presentation of the Company's financial statements and the report of its independent auditor for the year ending December 31, 2001 to the Members of the Company.

After considering the information contained in this Proxy Statement, each person or entity holding ordinary shares registered in their own name (a "**Member**") should appoint the Member's proxy and submit the Member's voting instructions by completing the enclosed Proxy Card. Each entity holding ordinary shares beneficially under a Trust Agreement I or a Legal Mortgage of Shares (such entity, a "**Beneficial Owner**") should submit its voting instructions by completing the applicable enclosed Trustee Instruction Form.

Q: WHAT IS THE QUORUM REQUIREMENT FOR THE ANNUAL GENERAL MEETING?

A: The quorum requirement is met if at least two persons are present in person and represent in person or by proxy in excess of 50% of the total issued ordinary shares of the Company throughout the meeting. If within 30 minutes from the time appointed for the Annual General Meeting a quorum is not present, the Annual General Meeting will be adjourned to the same day one week later, at the same time and place, in which event further notice will not be given, or to another day, time or place as determined by the Secretary or an Assistant Secretary of the Company.

Q: HOW MAY A MEMBER OR BENEFICIAL OWNER OBTAIN AN ADMISSION TICKET FOR THE ANNUAL GENERAL MEETING?

A: Two (2) admission tickets are enclosed with this Proxy Statement. To request additional tickets, please contact Rick Nash, Director, Corporate Affairs of Intelsat Global Service Corporation, by telephone at +1-202-944-7548 or by e-mail at rick.nash@intelsat.com.

Q: HOW ARE APPOINTED PROXIES AND OTHER AUTHORIZED REPRESENTATIVES ADMITTED TO THE ANNUAL GENERAL MEETING?

A: In order to be admitted to the Annual General Meeting, each appointed proxy and additional authorized representative should present an admission ticket and bring sufficient proof of representation and proof of identification. For example, for proof of representation, a duly appointed proxy can bring a <u>copy</u> of a signed, witnessed and dated Proxy Card naming such person as a Member's proxy, and an authorized representative can bring a written letter or other documentation from a Member or Beneficial Owner designating such person as such Member's or Beneficial Owner's representative. A valid passport, national identification card or driver's license with photograph can serve as proof of identification.

Q&A About Voting at the Annual General Meeting

Q: WHO IS ENTITLED TO ATTEND AND VOTE AT THE ANNUAL GENERAL MEETING?

A: Each **Member** of record on the register of members of the Company as of August 8, 2002, the record date established for purposes of the Annual General Meeting (the "**Record Date**"), is entitled to attend and to vote at the Annual General Meeting.

Each entity that, as of the Record Date, holds some or all of its ordinary shares beneficially under a Trust Agreement I <u>or</u> a Legal Mortgage of Shares and is therefore a **Beneficial Owner** may attend the Annual General Meeting and is entitled to instruct the applicable trustee on how to vote its beneficially held ordinary shares at the Annual General Meeting.

Q: HOW DOES A MEMBER THAT IS NOT A NATURAL PERSON APPOINT A PROXY TO VOTE ON ITS BEHALF AT THE ANNUAL GENERAL MEETING?

A: A Member that is an entity and not a natural person, such as a corporation or a governmental entity, should appoint a natural person as its proxy by filling out the Proxy Card in accordance with any procedural requirements set forth in its organizational documents and any applicable laws, rules or regulations. If such a Member has any question as to how to properly complete the Proxy Card, please contact Rick Nash, Director, Corporate Affairs of Intelsat Global Service Corporation, by telephone at +1-202-944-7548 or by e-mail at rick.nash@intelsat.com.

In addition to the foregoing, Members who wish to do so may designate additional authorized representatives to attend the Annual General Meeting.

Q: HOW IS A MEMBER WHO IS A NATURAL PERSON REPRESENTED AT THE ANNUAL GENERAL MEETING?

A: A Member who is a natural person may attend and vote at the Annual General Meeting in person or may appoint another natural person as his or her proxy to attend and vote on his or her behalf at the Annual General Meeting. Even if a Member who is a natural person plans to attend the Annual General Meeting in person, that Member should appoint another natural person as his or her proxy in the event the Member becomes unable to attend in person.

Q: HOW IS A BENEFICIAL OWNER REPRESENTED AT THE ANNUAL GENERAL MEETING?

A: Beneficial Owners will be represented by the trustees of their beneficially held ordinary shares at the Annual General Meeting.

In addition to the foregoing, Beneficial Owners who wish to do so may designate additional authorized representatives to attend the Annual General Meeting.

Q: HOW MAY A MEMBER OR BENEFICIAL OWNER VOTE AT THE ANNUAL GENERAL MEETING?

A: Ordinary shares held directly by a Member in its own name may be voted at the Annual General Meeting either by the Member in person or by the Member's duly appointed proxy. To appoint a proxy, a Member should (1) mark its voting instructions on the enclosed Proxy Card, (2) sign, (3) have a witness sign, (4) date and (5) return the Proxy Card using the airbill provided. At the Annual General Meeting, the duly appointed proxy will attend and vote the Member's ordinary shares in accordance with the Member's voting instructions on the Proxy Card.

Ordinary shares owned beneficially by a Beneficial Owner may not be voted directly by such Beneficial Owner. Such Beneficial Owner should (1) mark its voting instructions on the applicable enclosed Trustee Instruction Form, (2) sign, (3) date and (4) return the Trustee Instruction Form to the applicable trustee using the airbill provided. The

applicable trustee will vote such Beneficial Owner's beneficially held ordinary shares in accordance with the Beneficial Owner's voting instructions on the Trustee Instruction Form.

Q: WHAT IS A PROXY?

A: A proxy is a natural person who serves as a representative of a Member and who is appointed and authorized by such Member to vote the ordinary shares of the Company owned by such Member as a Member of record. The proxy is obligated to follow the voting instructions provided by the Member on the Proxy Card.

On the enclosed Proxy Card, a Member can name, in order of preference, one or two proxies. If a Member elects not to appoint a named proxy on the Proxy Card, or if for any reason a Member's named proxy is unable to attend, the Chairman of the Annual General Meeting will vote the Member's ordinary shares in accordance with the Member's voting instructions. **Please note that a Member does not need to appoint a named proxy on the Proxy Card,** but should return the otherwise completed Proxy Card in the airbill provided.

Q: WHICH VOTING FORM SHOULD A MEMBER USE TO APPOINT A PROXY?

A: Members that hold ordinary shares in their own name should use the enclosed Proxy Card (the blue form). Once Members have marked their voting instructions on the enclosed Proxy Card and have signed, had a witness sign and dated the Proxy Card, the Proxy Card should be returned to the Company using the airbill provided and must be received by the time of the Annual General Meeting (2:00 p.m. Paris, France time, which is 8:00 a.m. Washington, D.C. time and 1300 Greenwich Mean Time) on **September 16, 2002** in order to be counted.

Please note that an entity that is both a Member of record with respect to certain ordinary shares registered under its own name and a Beneficial Owner with respect to certain ordinary shares held under a Legal Mortgage of Shares should complete and return both a Proxy Card (the blue form) and the Trustee Instruction Form for Codan Trust Company Limited (the green form).

Q: WHICH VOTING FORM SHOULD A BENEFICIAL OWNER USE?

A: A Beneficial Owner that is party to a Trust Agreement I should use the enclosed Trustee Instruction Form for The Bank of New York (the pink form).

A Beneficial Owner that is a party to a Legal Mortgage of Shares should use the enclosed Trustee Instruction Form for Codan Trust Company Limited (the green form).

Once the Beneficial Owner has marked its voting instructions on the applicable Trustee Instruction Form and signed and dated the form, the form should be returned to the applicable trustee using the airbill provided and must be received by such trustee on or prior to **September 9, 2002**.

Please note that an entity that is both a Member of record with respect to certain ordinary shares registered under its own name and a Beneficial Owner with respect to certain ordinary shares held under a Legal Mortgage of Shares should complete and return both a Proxy Card (the blue form) and the Trustee Instruction Form for Codan Trust Company Limited (the green form).

Q: WHAT IF A MEMBER SIGNS THE PROXY CARD BUT FAILS TO PROVIDE VOTING INSTRUCTIONS?

A: In order to properly submit a Proxy Card, a Member should (1) mark its voting instructions on the enclosed Proxy Card, (2) sign, (3) have a witness sign and (4) date the Proxy Card and (5) return it using the airbill provided. If a Member provides specific voting instructions, then the ordinary shares will be voted as instructed. If a Member does not provide specific voting instructions, then the appointed proxy will vote FOR Item 1 — Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2003 and FOR Item 2 — Ratification of the Fees Paid to or Agreed upon with the Company's Independent Auditors up until and including December 31, 2002 and Authorization of the Board of Directors to fix the fees of the Company's Independent Auditor for the Fiscal Year Ending December 31, 2003. In its discretion, the appointed proxy is authorized to transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Q: WHAT IF A BENEFICIAL OWNER SIGNS THE TRUSTEE INSTRUCTION FORM BUT FAILS TO PROVIDE VOTING INSTRUCTIONS?

A: In order to properly submit a Trustee Instruction Form, a Beneficial Owner should (1) mark its voting instructions on the applicable enclosed Trustee Instruction Form, (2) sign and (3) date it and (4) return the form to the applicable trustee using the airbill provided on or prior to **September 9, 2002.**

If a Beneficial Owner that is a party to a Legal Mortgage of Shares signs a Trustee Instruction Form but fails to provide voting instructions, the trustee will ABSTAIN from voting that Beneficial Owner's beneficially held ordinary shares.

If a Beneficial Owner that is party to a Trust Agreement I signs the Trustee Instruction Form but fails to provide voting instructions, such Beneficial Owner will be deemed to have voted FOR Item 1 — Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2003 and FOR Item 2 — Ratification of the Fees Paid to or Agreed upon with the Company's Independent Auditors up until and including December 31, 2002 and Authorization of the Board of Directors to fix the fees of the Company's Independent Auditor for the Fiscal Year Ending December 31, 2003. The trustee under Trust Agreement I does not have the authority to transact such other business as may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Q: WHEN ARE THE PROXY CARD AND TRUSTEE INSTRUCTION FORM DUE?

A: For Members, the completed, signed, witnessed and dated **Proxy Card** must be received by the time of the Annual General Meeting (2:00 p.m. Paris, France time, which is 8:00 a.m. Washington, D.C. time and 1300 Greenwich Mean Time) on **September 16, 2002.** Proxy Cards that would be received by the Company after this time if returned using the airbill provided may be faxed directly to the Company c/o Intelsat Global Service Corporation in Washington, D.C. at +1-202-944-7992. In any case, Proxy Cards must be received by the time of the Annual General Meeting.

For Beneficial Owners, the completed, signed and dated **Trustee Instruction Form** must be received by the applicable trustee on or prior to **September 9, 2002.**

Q: CAN MEMBERS OR BENEFICIAL OWNERS CHANGE THEIR VOTE?

A: Members or Beneficial Owners may change their voting instructions at any time prior to the Annual General Meeting. For ordinary shares held directly in the Member's name, Members may accomplish this by granting a new Proxy Card bearing a later date (which automatically revokes the earlier Proxy Card). If a Member chooses to send a new Proxy Card, it must still be received by the Company by the time of the Annual General Meeting (2:00 p.m. Paris, France time, which is 8:00 a.m. Washington, D.C. time and 1300 Greenwich Mean Time) on **September 16, 2002.** Proxy Cards that would be received by the Company after this time if returned using the airbill provided may be faxed directly to the Company c/o Intelsat Global Service Corporation in Washington, D.C. at +1-202-944-7992. In any case, Proxy Cards must be received by the time of the Annual General Meeting.

A Beneficial Owner may change its vote by submitting a new Trustee Instruction Form to the applicable trustee bearing a later date (which automatically revokes the earlier Trustee Instruction Form). The new Trustee Instruction Form must still be received by the applicable trustee on or prior to **September 9, 2002.**

If you require a new Proxy Card or Trustee Instruction Form, please contact Rick Nash, Director, Corporate Affairs of Intelsat Global Service Corporation, by telephone at +1-202-944-7548 or by e-mail at rick.nash@intelsat.com.

Q: HOW WILL VOTING BE CONDUCTED?

A: The vote with respect to (a) the appointment of KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2003, (b) the ratification of the fees paid to or agreed upon with the Company's independent auditors from July 18, 2001 up until and including December 31, 2002 and the authorization of the Board of Directors to fix the fees of the Company's independent auditor for the fiscal year ending December 31, 2003 and (c) such other business as may properly come before the Annual General Meeting, in each case will be conducted, in the first instance, by a vote upon a show of hands.

Q: WHO WILL COUNT THE VOTES?

A: A committee of not less than two Members, Beneficial Owners or proxy holders appointed by the Chairman of the Annual General Meeting will tabulate the votes.

Q: WHAT IS THE COMPANY'S RECOMMENDATION?

A: The Company recommends that Members and Beneficial Owners cast their votes FOR Item 1 — Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2003 and FOR Item 2 — Ratification of the Fees Paid to or Agreed upon with the Company's Independent Auditors up until and including December 31, 2002 and Authorization of the Board of Directors to Fix the Fees of the Company's Independent Auditor for the Fiscal Year Ending December 31, 2003.

Q&A About the Appointment of KPMG LLP as the Company's Independent Auditor

Q: WHY IS THE APPOINTMENT OF KPMG LLP BEING SOUGHT FROM THE MEMBERS SINCE THE MEMBERS APPROVED THEIR APPOINTMENT AS THE COMPANY'S INDEPENDENT AUDITOR AT THE SPECIAL GENERAL MEETING HELD ON JUNE 4, 2002?

A: Following the resignation of Arthur Andersen LLP, the Members of the Company approved at a Special General Meeting held on June 4, 2002 the appointment of KPMG LLP to serve as the Company's independent auditor for the fiscal year ending December 31, 2002, the remainder of Arthur Andersen LLP's term as the Company's independent auditors. Pursuant to the Company's Bye-laws, at each annual general meeting the Members of the Company must appoint independent auditors of the accounts of the Company to hold office until the close of the next annual general meeting.

The Company proposes, subject to approval of the Company's Members at the Annual General Meeting, to re-appoint KPMG LLP to serve as the Company's independent auditor through the end of the Company's next fiscal year (ending December 31, 2003). KPMG LLP has served as the Company's independent auditor since June 4, 2002 and the Company has been pleased with the quality of KPMG LLP's work.

The Company has been informed by KPMG LLP that neither KPMG LLP nor any of its partners or affiliates has any direct financial interest or any material indirect financial interest in the Company and while acting as the Company's independent auditor has had no connection therewith in the capacity of promoter, underwriter, voting trustee, director, officer or employee. There are no other affiliations between the Company and KPMG LLP, its partners, associates or employees.

Q: HOW MANY VOTES ARE NEEDED TO APPOINT KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITOR?

A: In order to be approved, the proposal to appoint KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2003 must receive a majority of the votes cast at the Annual General Meeting.

Q&A About the Fixing of the Independent Auditor's Fees

Q: WHY ARE THE MEMBERS BEING ASKED TO RATIFY FEES PAID TO OR AGREED UPON WITH THE COMPANY'S INDEPENDENT AUDITORS UP UNTIL AND INCLUDING DECEMBER 31, 2002 AND AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE FEES OF THE COMPANY'S INDPENDENT AUDITOR FOR FISCAL YEAR ENDING DECEMBER 31, 2003?

A: Pursuant to Bermuda law, Members of the Company are required to either fix the fees or authorize the directors of the Company to fix the fees that are paid to the Company's independent auditor. The Company recommends that the Members ratify the fees paid to or agreed upon with the Company's independent auditors up until and including December 31, 2002 and authorize the Board of Directors to agree upon and fix the fees for the Company's independent auditor for the fiscal year ending December 31, 2003.

Q: WHOM DO I CONTACT IF I HAVE QUESTIONS REGARDING THE FEES PAID TO OR AGREED UPON WITH THE COMPANY'S INDEPENDENT AUDITOR?

A: Questions regarding any fees paid to or agreed upon with the Company's independent auditor should be directed to Dianne VanBeber, Vice President, Investor Relations of Intelsat Global Service Corporation, by telelphone at +1-202-944-7406 or by e-mail at shareholder@intelsat.com.

Q: HOW MANY VOTES ARE NEEDED TO RATIFY THE FEES PAID TO OR AGREED UPON WITH THE COMPANY'S INDEPENDENT AUDITORS UP UNTIL AND INCLUDING DECEMBER 31, 2002 AND AUTHORIZE THE BOARD OF DIRECTORS TO FIX THE FEES OF THE COMPANY'S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003?

A: In order to be approved, the ratification of the fees paid to or agreed upon with the Company's independent auditors up until and including December 31, 2002 and authorization of the Board of Directors to fix the fees of the Company's independent auditor for the fiscal year ending December 31, 2003 must receive a majority of votes cast at the Annual General Meeting.

Q&A About the Presentation of the Company's Financial Statements and the Report of its Independent Auditor for the Year Ending December 31, 2001

Q: WHY IS THE PRESENTATION OF THE COMPANY'S FINANCIAL STATEMENTS AND THE REPORT OF ITS INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2001 TO THE MEMBERS OF THE COMPANY REQUIRED?

A. Pursuant to the Company's Bye-laws and Bermuda law, the Company's financial statements and the report of its independent auditor must be presented to the Members of the Company at a general meeting. The Company's Board of Directors has determined that the Company's financial statements and the report of its independent auditor for the year ending December 31, 2001 will be formally presented to the Members of the Company at the Annual General Meeting. Prior to the Annual General Meeting, Members of the Company will have received copies of such financial statements and report.

Q. WHOM DO I CONTACT IF I HAVE QUESTIONS REGARDING THE COMPANY'S FINANCIAL STATEMENTS AND THE REPORT OF ITS INDEPENDENT AUDITOR FOR THE YEAR ENDING DECEMBER 31, 2001?

A. Questions regarding the Company's financial statements and the report of its independent auditor for the year ending December 31, 2001 should be directed to Dianne VanBeber, Vice President, Investor Relations of Intelsat Global Service Corporation, by telephone at +1-202-944-7406 or by e-mail at shareholder@intelsat.com.

Q. ARE THE MEMBERS AND BENEFICIAL OWNERS REQUIRED TO VOTE UPON OR APPROVE THE COMPANY'S FINANCIAL STATEMENTS OR THE REPORT OF ITS INDEPENDENT AUDITOR?

A. No. No action is required to be taken by the Members with respect to the financial statements or the report of its independent auditor.

Q&A About Other Matters

Q: WHO WILL BEAR THE COST OF THE PROXY SOLICITATION?

A: The Company is making this proxy solicitation and will pay the entire cost of preparing, assembling, printing, mailing and distributing these proxy materials. In addition to the mailing of these proxy materials, the solicitation of proxies or votes may be made in person by the Company's directors, officers and employees, who will not receive any additional compensation for such solicitation activities. The Company will also reimburse the trustees for their reasonable out-of-pocket expenses in connection with carrying out the voting instructions of Beneficial Owners.

ITEM 1: APPOINTMENT OF KPMG LLP AS THE COMPANY'S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003

At the Special General Meeting held on June 4, 2002, the Company's Members approved the appointment of KPMG LLP to serve as the Company's independent auditor for the fiscal year ending December 31, 2002, following the resignation of Arthur Andersen LLP as the Company's independent auditor. Pursuant to the Company's Bye-laws, at each annual general meeting the Members of the Company must appoint independent auditors of the accounts of the Company to hold office until the close of the next annual general meeting. The Company proposes, subject to approval of the Company's Members at the Annual General Meeting, to re-appoint KPMG LLP to serve as the Company's independent auditor through the end of the next fiscal year ending December 31, 2003.

The Company has been informed by KPMG LLP that neither KPMG LLP nor any of its partners or affiliates has any direct financial interest or any material indirect financial interest in the Company and while acting as the Company's independent auditor has had no connection therewith in the capacity of promoter, underwriter, voting trustee, director, officer or employee. There are no other affiliations between the Company and KPMG LLP, its partners, associates or employees.

One or more representatives of KPMG LLP are expected to be present at the Annual General Meeting and will be available to respond to questions.

In order to be approved, the proposal to appoint KPMG LLP as the Company's independent auditor for the fiscal year ending December 31, 2003 must receive a majority of the votes cast at the Annual General Meeting.

The Company recommends a vote FOR Item 1 — Appointment of KPMG LLP as the Company's Independent Auditor for the Fiscal Year Ending December 31, 2003.

ITEM 2: RATIFICATION OF THE FEES PAID TO AND AGREED UPON WITH THE COMPANY'S INDEPENDENT AUDITORS UP UNTIL AND INCLUDING DECEMBER 31, 2002 AND AUTHORIZATION OF THE BOARD OF DIRECTORS TO FIX THE FEES OF THE COMPANY'S INDEPENDENT AUDITOR FOR THE FISCAL YEAR ENDING DECEMBER 31, 2003.

Pursuant to Bermuda law, the Members of the Company are requred to fix the fees or authorize the directors of the Company to fix the fees that are paid to the Company's independent auditor. The Company recommends that the Members ratify the fees paid to or agreed upon with the Company's independent auditors up until and including December 31, 2002 and authorize the Board of Directors to agree upon and fix the fees for the Company's independent auditor for the fiscal year ending December 31, 2003.

The Company recommends a vote for Item 2 — Ratification of Fees Paid to or Agreed upon with the Company's Independent Auditors up until and including December 31, 2002 and Authorization of the Board of Directors to Fix the Fees of the Company's Independent Auditor for the Fiscal Year Ending December 31, 2003.

Issuer: Intelsat, Ltd.
File No.: 82-5214

Quarterly Report to Shareholders

March 2002
REVISED

Intelsat
inspiring connections

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat
inspiring connections

15 July 2002

To Our Shareholders:

Enclosed please find our revised financial statements for the quarter ended 31 March 2002.

The revision reflects the decision by Intelsat, Ltd. to restate its financial statements for the quarter ended 31 March 2002 to record a reserve of $12.8 million against our accounts receivable from one of our customers, Teleglobe, Inc. Teleglobe, Inc. filed for creditor protection under the Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice subsequent to the date that our financial statements for the quarter ended 31 March 2002 were issued to shareholders.

The revision was made to the 31 March 2002 quarterly financial statements filed in connection with our public filing for an IPO on form F-1 with the U.S. SEC. This filing was made on 21 June 2002. SEC rules required Intelsat to reflect the impact of the 15 May 2002 Teleglobe announcement on the 31 March 2002 statements as these had not previously been publicly filed with the SEC.

Thank you for your continuing support of Intelsat, Ltd. As is our practice, you should expect to receive our financial statements for the quarter ended 30 June 2002 on or before 15 August 2002.

Joseph Corbett
Executive Vice President and Chief Financial Officer
Intelsat, Ltd.

Enclosure

Issuer: Intelsat, Ltd.
File No.: 82-5214

INTELSAT

QUARTERLY REPORT

FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2002

Intelsat
(See Note 1)

CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share and per share amounts)

	December 31, 2001	March 31, 2002 (Unaudited)
Assets		
Current assets:		
Cash and cash equivalents	$ 2,699	$ 13,875
Receivables, net of reserve of $14,136 as of March 31, 2002	261,998	259,066
Total current assets	264,697	272,941
Satellites and other property and equipment, net	3,237,660	3,351,411
Other assets	73,778	70,323
Total assets	$ 3,576,135	$ 3,694,675
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 201,745	$ 164,062
Due to shareholders	21,728	20,368
Deferred satellite performance incentives	15,962	16,315
Deferred revenue	15,374	9,508
Capital lease obligation	5,798	4,457
Total current liabilities	260,607	214,710
Long-term debt, net of current portion	1,157,897	1,223,914
Deferred satellite performance incentives	84,129	96,798
Deferred revenue	9,301	8,989
Accrued retirement benefits	68,375	69,636
Total liabilities	1,580,309	1,614,047
Commitments and contingencies	-	-
Shareholders' equity:		
Preference shares, $1 par value, 7.5 million shares authorized, no shares issued or outstanding	-	-
Ordinary shares, $1 par value, 650 million shares authorized, 500 million shares issued and outstanding	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	193,940	278,742
Total shareholders' equity	1,995,826	2,080,628
Total liabilities and shareholders' equity	$ 3,576,135	$ 3,694,675

See accompanying notes to financial statements.

Intelsat
(See Note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS
(US $ in thousands)
(Unaudited)

	For the Three Months Ended March 31, 2001	For the Three Months Ended March 31, 2002
Telecommunications revenue	$ 283,926	$ 258,543
Operating expenses:		
Direct costs of revenue	22,884	27,672
Selling, general and administrative	20,003	40,728
Depreciation and amortization	86,272	87,298
Privatization initiative	12,681	-
Total operating expenses	141,840	155,698
Income from operations	142,086	102,845
Interest expense	(2,659)	(4,823)
Other income	4,637	1,745
Income before income taxes	144,064	99,767
Provision for income taxes	-	14,965
Net income	$ 144,064	$ 84,802

See accompanying notes to financial statements.

Intelsat
(See Note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $ in thousands)
(Unaudited)

	For the Three Months Ended March 31,	
	2001	2002
Cash flows from operating activities:		
Net income	$ 144,064	$ 84,802
Adjustments for non-cash items:		
Depreciation and amortization	86,272	87,298
Changes in operating assets and liabilities:		
Receivables	(12,226)	2,932
Other assets	2,260	3,455
Accounts payable and accrued liabilities	(8,320)	(37,683)
Deferred revenue	(2,852)	(6,178)
Accrued retirement benefits	1,036	1,261
Net cash provided by operating activities	210,234	135,887
Cash flows from investing activities:		
Payments for satellites and other property and equipment	(110,135)	(184,539)
Net cash used in investing activities	(110,135)	(184,539)
Cash flows from financing activities:		
Proceeds from commercial paper borrowings, net	213,412	67,527
Distribution to shareholders	(425,000)	-
Due to shareholders	147,128	(1,360)
Principal payments on deferred satellite performance incentives	(4,471)	(3,488)
Principal payments on capital lease obligation	(1,151)	(2,851)
Net cash (used in) provided by financing activities	(70,082)	59,828
Net increase in cash and cash equivalents	30,017	11,176
Cash and cash equivalents, beginning of period	1,143	2,699
Cash and cash equivalents, end of period	$ 31,160	$ 13,875
Supplemental cash flow information:		
Interest paid, net of amount capitalized	$ 15,038	$ 18,624
Income taxes paid	-	$ 1,401
Supplemental disclosure of non-cash investing and financing activities:		
Capitalization of deferred satellite performance incentives	$ 6,000	$ 16,510

See accompanying notes to financial statements.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 Organization

The International Telecommunications Satellite Organization "INTELSAT", referred to as the IGO, was established on an interim basis in 1964. The IGO was formally established on February 12, 1973 in accordance with the provisions of an intergovernmental agreement, referred to as the INTELSAT Agreement, and an Operating Agreement. The parties to the INTELSAT Agreement were the IGO's 148 member countries and the parties to the Operating Agreement, referred to as the Signatories, were either the member countries or their designated telecommunications entities. Certain Signatories authorized other entities within their countries, referred to as Investing Entities, to access the IGO's space segment and to invest in the IGO. Signatories and Investing Entities, referred to collectively as the IGO's shareholders, were also the IGO's principal customers.

Substantially all of the IGO's assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly owned subsidiaries on July 18, 2001, in a transaction referred to as the privatization. The IGO's shareholders received shares in Intelsat, Ltd., a company organized under the laws of Bermuda, in proportion to their ownership in the IGO on the privatization date and became shareholders of 100 percent of the outstanding ordinary shares of Intelsat, Ltd. Because of the continuity of ownership, Intelsat, Ltd. has accounted for the privatization at historical cost. The accompanying financial statements include the accounts of the IGO for the three months ended March 31, 2001 (prior to the privatization) and the accounts of Intelsat, Ltd. and its wholly owned subsidiaries for the three months ended March 31, 2002 (subsequent to the privatization). The IGO and Intelsat, Ltd. and its subsidiaries are collectively referred to as Intelsat or the Company.

Note 2 Basis of Presentation

The unaudited financial statements of Intelsat have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In management's opinion, all normal recurring adjustments necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented have been made. Certain prior period amounts have been reclassified to conform to the current year's presentation. The results of operations for the periods presented are not necessarily indicative of the operating results for the full year. These unaudited financial statements should be read in conjunction with the financial statements and footnotes thereto included in Intelsat's annual report for the year ended December 31, 2001.

Note 3 Long-Term Debt and Other Financing Arrangements

At March 31, 2002, Intelsat had long-term debt, including the current portion of such debt, of $1,228.4 million. This debt consisted of $800.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $377.6 million in commercial paper borrowings and a $50.8 million capitalized lease obligation.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3 Long-Term Debt and Other Financing Arrangements (continued)

To support the Company's commercial paper program and to provide funding for general corporate purposes, Intelsat entered into two agreements on March 21, 2002 with a group of financial institutions for a $500.0 million unsecured 364-day revolving credit facility, which expires in March 2003, and a $500.0 million 3-year unsecured revolving credit facility, which expires in March 2005. The 364-day revolving credit facility allows Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At the Company's option, borrowings under the facilities, including any term loan, will bear interest either at the banks' base rate or at LIBOR plus an applicable margin. Under the terms of both agreements, Intelsat is required to satisfy certain financial and operating covenants, including a covenant requiring the Company to maintain a ratio of EBITDA to gross interest expense of at least 4 to 1 as of the last day of any fiscal quarter for the four fiscal quarters ending on that day. The 3-year revolving credit facility contains an additional covenant requiring that Intelsat's ratio of debt to EBITDA not exceed 2.5 to 1 at any time. Under each of the credit facilities, both the facility fee and the margin over LIBOR at which Intelsat can borrow increase incrementally if there is a downgrade in the Company's credit rating by Standard & Poor's or Moody's Investors Service. As of March 31, 2002, Intelsat was in compliance with these covenants and there were no borrowings outstanding under either revolving credit facility. Intelsat's policy is to classify commercial paper borrowings supported by the Company's revolving credit facilities as long-term debt because the Company has both the ability and the intent to maintain or refinance these obligations for longer than one year.

In April 2002, Intelsat issued $600.0 million in aggregate principal amount of unsecured Senior Notes, which bear interest at $7^5/_8$% annually and mature in 2012. Proceeds received from the issuance of the notes were used to repay commercial paper borrowings outstanding at the time of receipt of those proceeds and for general corporate purposes.

Note 4 Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure an impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 is effective in the first quarter of 2002. Management does not believe that SFAS No. 144 will have a significant impact on Intelsat's results of operations or financial position.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 5 Business Segment and Geographic Information

Intelsat operates in a single industry segment, in which it provides telecommunications services to its customers around the world.

The geographic distribution of Intelsat's revenues for the three months ended March 31, 2001 and 2002 are as follows:

	For the three months ended March 31,	
	2001	2002
Europe	29%	28%
North America and Caribbean	25%	25%
Asia Pacific	18%	17%
Latin America	13%	13%
Sub-Saharan Africa	8%	11%
Middle East and North Africa	7%	6%

Revenue by region is based on the locations of customers to which services are billed. Intelsat's satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location. Of Intelsat's remaining assets, substantially all are located in the United States.

Note 6 Satellite Developments

During the first quarter of 2002, Intelsat successfully launched two satellites in the Intelsat IX satellite series. Intelsat 904 became operational during March 2002 and Intelsat 903 will become operational during May 2002. The remaining three satellites in the Intelsat IX series are planned for launch during 2002 and the first quarter of 2003. Two additional satellites in the Intelsat X series are under construction and are planned to be launched in 2003.

Note 7 Related Party Transactions

COMSAT Asset Purchase Agreement

On March 15, 2002, Intelsat entered into an asset purchase agreement with COMSAT Corporation and COMSAT Digital Teleport, Inc., which are owned by Lockheed Martin Global Telecommunications, our largest shareholder. Pursuant to this agreement, Intelsat will purchase most of the assets of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. The assets that the Company will be acquiring through this transaction include the following:

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7 Related Party Transactions (continued)

• substantially all of COMSAT World Systems' customer contracts for Intelsat capacity;

• a digital teleport facility in Clarksburg, Maryland;

• two TTC&M stations located in Clarksburg, Maryland and Paumalu, Hawaii; and

• a back-up operations facility located in the Washington, D.C. region.

Intelsat will also be acquiring contracts that COMSAT and COMSAT Digital Teleport, Inc. have with other Lockheed Martin entities relating to the provision to these other entities of TTC&M and other services, or Intelsat will enter into new contracts to provide these services. COMSAT is not transferring its ownership interest in Intelsat, Ltd. as part of this transaction.

Intelsat has agreed to pay a total purchase price of approximately $120.0 million for these assets. This purchase price is comprised of $65.0 million in cash, the assumption of $35.0 million in net liabilities and a contingent payment of $20.0 million, payable in four installments of $5.0 million per year in 2007, 2008, 2009 and 2010. The purchase price is subject to adjustment to reflect the change in net assets of the acquired business between September 30, 2001 and the closing of the transaction. In addition, Intelsat will not be required to pay installments of the $20.0 million contingent payment if the Company is not operating TTC&M facilities at the Clarksburg location and potential local development initiatives have occurred that have had or are reasonably expected to have a material adverse effect on our use of the Clarksburg facilities. Intelsat will be assuming most of the liabilities, including contingent liabilities, relating to the assets the Company is acquiring. These contingent liabilities include potential regulatory fee payment obligations imposed by the FCC and potential liabilities arising out of claims initiated by several of COMSAT's customers in an FCC administrative proceeding in which the FCC found that these customers had insufficient opportunity to obtain direct access to Intelsat capacity. Lockheed Martin Corporation has provided a guarantee of COMSAT's and COMSAT Digital Teleport, Inc.'s obligations under the asset purchase agreement.

The two TTC&M stations that Intelsat will be acquiring are two of the six primary TTC&M stations currently used in our ground network. These TTC&M stations are currently operated by COMSAT World Systems pursuant to two separate contracts with us. These contracts will be terminated once our acquisition is completed, and Intelsat will assume operation of these two TTC&M stations. The building housing the Clarksburg TTC&M station is leased by COMSAT under an agreement that expires in 2012. COMSAT will assign this lease to Intelsat in connection with the transaction. Pursuant to the asset purchase agreement, Intelsat will also be acquiring the lease for our back-up operations facility in the Washington, D.C. region, which the Company currently subleases from COMSAT. COMSAT also provides Intelsat with support services for the facility. In connection with Intelsat's acquisition of the back-up facility, the sublease and the contract for support services will be terminated.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 7 Related Party Transactions (continued)

The closing of this transaction is conditioned on the receipt of regulatory approvals, consents to the assignment of various service and other contracts to the Company and other customary closing conditions. The acquisition is also conditioned on the FCC's approval for the transfer of FCC licenses held by COMSAT relating to the transferred assets. Intelsat's request for early termination of the waiting period under the Hart-Scott-Rodino Act was granted on April 5, 2002.

In the event that the transaction is not completed before March 17, 2003 due to the failure to satisfy specified closing conditions, Intelsat is entitled to terminate the asset purchase agreement. The Company has agreed to complete the acquisition based on receiving an initial order of the FCC approving the transfer of the required FCC licenses, provided all other conditions to the closing of the transaction have been satisfied. In the event that the FCC's final order withdraws this approval, the asset purchase agreement provides that COMSAT and COMSAT Digital Teleport, Inc. are required to repurchase the assets that Intelsat acquired from them at the same purchase price paid by the Company.

Intelsat intends to finance the transaction with available cash or through the issuance of commercial paper.

Note 8 Subsequent Event

On May 15, 2002, one of our customers, Teleglobe, Inc. of Canada, filed for creditor protection under the Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result, during the three months ended March 31, 2002, Intelsat recorded a reserve of $12.8 million against all of its accounts receivable from Teleglobe, Inc. Teleglobe, Inc. was Intelsat's third largest customer in 2001, accounting for telecommunications revenue of $40.3 million in 2000 and $47.0 million in 2001. Intelsat is continuing to provide services to Teleglobe, Inc. for which it is being paid weekly in advance. However, even if the Company continues to provide services to Teleglobe, Inc., Intelsat believes it is likely that the level of services will be significantly reduced from the level provided in prior years.

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat, Ltd.
Dundonald House
14 Dundonald Street West
Suite 201
Hamilton HM 09, Bermuda
+1 441-294-1650

Intelsat Global Service Corporation
3400 International Drive NW
Washington DC 20008-3006
United States of America
+1 202-944-6800

Intelsat Global Sales & Marketing Ltd.
Building 3, Chiswick Park
566 Chiswick High Road
London W4 5YA
United Kingdom
+44 (0)20-8899-6035

Regional Sales & Marketing Support Offices
Australia, Brazil, China, France, Germany, India, Norway, Singapore, South Africa, United States

www.intelsat.com

Intelsat

2/05/4045-QR

Issuer: Intelsat, Ltd.
File No.: 82-5214

5

Quarterly Report to Shareholders

June 2002

02 NOV 25 PM 12:59

Intelsat

inspiring connections

Intelsat.
inspiring connections

8 August 2002

To Our Shareholders:

I am pleased to present a brief summary of the Intelsat, Ltd. financial results for the quarter and year-to-date period ended 30 June 2002. Our company remains focused on strengthening our leadership position and introducing new services, although our results reflect the challenging telecommunications environment in which we and many of our customers operate:

- telecommunications revenue was $247 million for the quarter and $505 million year to date;
- net income was $75 million and $160 million for the same periods respectively;
- earnings before interest, other income, taxes, depreciation, and amortization (EBITDA) was $187 million for the quarter and $377 million year to date;
- average transponder availability was 99.9969%; and,
- operating cost per 36 MHz transponder unit was $170 thousand, which we believe leads the industry.

Our Customers

One of Intelsat's key strategies is to increase our market share in the video sector. Our recent signing of a 10-year contract with Katelco, the authorized provider of direct-to-home (DTH) services in Kazakhstan, demonstrates our progress on this objective. We are also expanding our video customer base in Latin America, where we have signed a contract with Radio Television Guatemala – Canal 3 on the Intelsat 805 satellite at 304.5°E, which hosts a growing community of Latin broadcasters including Red Global, Andina TV, Frecuencia Latina and Panamericana TV.

Our Services

Following a successful trial period, we have recently launched Intelsat Broadband Service on a commercial basis in Colombia. We have partnered with local service provider Informatica Datapoint de Colombia Ltda. to deliver high speed Internet access to business users. Intelsat Broadband Services will be introduced in other regions as we complete trials, targeting markets where satellites can overcome terrestrial infrastructure limitations and can provide an immediate, high-quality solution. As with the successful launch of GlobalConnex℠ Solutions earlier this year, this commercial rollout marks a major milestone in the execution of Intelsat's business strategy.

Our Network

The transition of services from Intelsat 603 to Intelsat 905 at 335.5°E was completed as scheduled on 18 July, following the successful launch of Intelsat 905 on 5 June. Intelsat 603 will be moved to 178°E to create a new satellite role at that location. Intelsat's next launch, the Intelsat 906 satellite, is scheduled to take place on 6 September from French Guyana aboard an Ariane 44L launch vehicle.

Our Business

The stock market conditions in the United States have been volatile in recent months. Intelsat is continuing to evaluate market conditions and plans to complete an initial public offering ("IPO") of our ordinary shares as soon as practicable. As you may have seen in published accounts, we are pursuing an extension of the 31 December 2002 IPO deadline established by the ORBIT Act. On 26 July 2002, the U.S. Senate passed a bill amending the ORBIT Act to extend the IPO deadline. In September the bill will be considered by the U.S. House of Representatives, and if passed, will be presented to U.S. President George W. Bush for his signature.

Given recent events in the business world, on behalf of the entire Intelsat executive team and Board of Directors, we wish to affirm that we operate Intelsat with the highest ethical standards. Our accountability to our shareholders is our topmost concern, and we strive to perform our duties with unimpeachable competence and integrity.

I look forward to greeting you soon at our annual general meeting of shareholders, scheduled for 16 September in Paris. The proxy materials for the meeting will be sent out shortly under separate cover.

Conny Kullman
Chief Executive Officer

Email shareholder inquiries to: shareholder@intelsat.com

Issuer: Intelsat, Ltd.
File No.: 82-5214

INTELSAT

QUARTERLY REPORT

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2002

Intelsat
(See Note 1)

CONSOLIDATED BALANCE SHEETS
(US $ in thousands, except share and per share amounts)

	December 31, 2001	June 30, 2002 (Unaudited)
Assets		
Current assets:		
Cash and cash equivalents	$ 2,699	$ 290,728
Receivables, net of reserve of $0 and $15,386, respectively	261,998	253,597
Total current assets	264,697	544,325
Satellites and other property and equipment, net	3,237,660	3,461,316
Other assets	73,778	86,307
Total assets	$ 3,576,135	$ 4,091,948
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 201,745	$ 240,300
Bonds payable	-	200,000
Due to shareholders	21,728	22,429
Deferred satellite performance incentives	15,962	18,046
Deferred revenue	15,374	17,810
Capital lease obligation	5,798	4,951
Total current liabilities	260,607	503,536
Long-term debt, net of current portion	1,157,897	1,241,138
Deferred satellite performance incentives	84,129	111,994
Deferred revenue	9,301	8,676
Accrued retirement benefits	68,375	70,500
Total liabilities	1,580,309	1,935,844
Commitments and contingencies	-	-
Shareholders' equity:		
Preference shares, $3 par value, 2,500,000 shares authorized, no shares issued or outstanding	-	-
Ordinary shares, $3 par value, 216,666,666 2/3 shares authorized, 166,666,755 shares issued and outstanding	500,000	500,000
Paid-in capital	1,301,886	1,301,886
Retained earnings	193,940	354,218
Total shareholders' equity	1,995,826	2,156,104
Total liabilities and shareholders' equity	$ 3,576,135	$ 4,091,948

See accompanying notes to financial statements.

Intelsat
(See Note 1)

CONSOLIDATED STATEMENTS OF OPERATIONS
(US $ in thousands)
(Unaudited)

	For the Three Months Ended June 30, 2001	For the Three Months Ended June 30, 2002	For the Six Months Ended June 30, 2001	For the Six Months Ended June 30, 2002
Telecommunications revenue	$ 275,005	$ 246,679	$ 558,931	$ 505,222
Operating expenses:				
Direct costs of revenue	28,361	29,028	51,245	56,700
Selling, general and administrative	20,708	31,069	40,711	71,797
Depreciation and amortization	85,648	89,915	171,920	177,213
Privatization initiative	5,937	-	18,618	-
Total operating expenses	140,654	150,012	282,494	305,710
Income from operations	134,351	96,667	276,437	199,512
Interest expense	(3,100)	(13,513)	(5,759)	(18,336)
Other income (expense)	3,424	1,307	8,061	3,052
Income before income taxes	134,675	84,461	278,739	184,228
Provision for income taxes	-	8,985	-	23,950
Net income	$ 134,675	$ 75,476	$ 278,739	$ 160,278
Historical income before income taxes as reported	$ 134,675		$ 278,739	
Pro forma provision for income taxes	17,508		36,236	
Pro forma net income	$ 117,167		$ 242,503	

See accompanying notes to financial statements.

Intelsat
(See Note 1)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(US $ in thousands)
(Unaudited)

	For the Six Months Ended June 30, 2001	2002
Cash flows from operating activities:		
Net income	$ 278,739	$ 160,278
Adjustments for non-cash items:		
Depreciation and amortization	171,920	177,213
Foreign currency transaction loss	-	1,049
Amortization of bond discount	-	114
Changes in operating assets and liabilities:		
Receivables	(15,725)	8,401
Other assets	(10,951)	(4,908)
Accounts payable and accrued liabilities	14,018	39,151
Deferred revenues	(1,885)	1,811
Accrued retirement benefits	2,485	2,125
Net cash provided by operating activities	438,601	385,234
Cash flows from investing activities:		
Payments for satellites and other property and equipment	(329,498)	(365,149)
Net cash used in investing activities	(329,498)	(365,149)
Cash flows from financing activities:		
Proceeds from (repayments of) commercial paper borrowings, net	342,876	(310,122)
Proceeds from bond issuance	-	595,788
Bond issuance costs	-	(7,621)
Distribution to shareholders	(425,000)	-
Due to shareholders	(13,215)	701
Principal payments on deferred satellite performance incentives	(11,620)	(5,771)
Principal payments on capital lease obligation	(1,151)	(3,386)
Net cash (used in) provided by financing activities	(108,110)	269,589
Effect of exchange rate changes on cash	-	(1,645)
Net increase in cash and cash equivalents	993	288,029
Cash and cash equivalents, beginning of period	1,143	2,699
Cash and cash equivalents, end of period	$ 2,136	$ 290,728
Supplemental cash flow information:		
Interest paid, net of amount capitalized	$ 1,642	$ 5,877
Income taxes paid	-	$ 17,293
Supplemental disclosure of non-cash investing and financing activities:		
Capitalization of deferred satellite performance incentives	$ 6,000	$ 35,720

See accompanying notes to financial statements.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1 Organization

The International Telecommunications Satellite Organization "INTELSAT", referred to as the IGO, was established on an interim basis in 1964. The IGO was formally established on February 12, 1973 in accordance with the provisions of an intergovernmental agreement, referred to as the INTELSAT Agreement, and an Operating Agreement. The parties to the INTELSAT Agreement were the IGO's 148 member countries and the parties to the Operating Agreement, referred to as the Signatories, were either the member countries or their designated telecommunications entities. Certain Signatories authorized other entities within their countries, referred to as Investing Entities, to access the IGO's space segment and to invest in the IGO. Signatories and Investing Entities, referred to collectively as the IGO's shareholders, were also the IGO's principal customers.

Substantially all of the IGO's assets, liabilities, rights, obligations and operations were transferred to Intelsat, Ltd. and its wholly owned subsidiaries on July 18, 2001, in a transaction referred to as the privatization. The IGO's shareholders received shares in Intelsat, Ltd., a company organized under the laws of Bermuda, in proportion to their ownership in the IGO on the privatization date and became shareholders of 100 percent of the outstanding ordinary shares of Intelsat, Ltd. Because of the continuity of ownership, Intelsat, Ltd. has accounted for the privatization at historical cost. The accompanying financial statements include the accounts of the IGO for the six months ended June 30, 2001 (prior to the privatization) and the accounts of Intelsat, Ltd. and its wholly owned subsidiaries for the six months ended June 30, 2002 (subsequent to the privatization). The IGO and Intelsat, Ltd. and its subsidiaries are collectively referred to as Intelsat or the Company.

Note 2 Basis of Presentation

The unaudited financial statements of Intelsat have been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) for interim financial information. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. The unaudited financial statements include all normal recurring adjustments necessary for a fair presentation of such financial statements. Certain prior period amounts have been reclassified to conform to the current year's presentation. The results of operations for the periods presented are not necessarily indicative of the operating results for the full year. These unaudited financial statements should be read in conjunction with the financial statements and footnotes thereto included in Intelsat's annual report for the year ended December 31, 2001.

Note 3 Receivables

On May 15, 2002, one of our customers, Teleglobe Inc. of Canada, filed for creditor protection under the Companies' Creditors Arrangement Act in the Ontario Superior Court of Justice. As a result, during the six months ended June 30, 2002, Intelsat recorded a reserve of $12.8 million against all of its accounts receivable from Teleglobe Inc. as of March 31, 2002. Teleglobe Inc. was Intelsat's third largest customer in 2001,

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 3 Receivables (continued)

accounting for telecommunications revenue of $40.3 million in 2000 and $47.0 million in 2001. Intelsat is continuing to provide services to Teleglobe Inc. for which it is being paid weekly in advance. However, even if the Company continues to provide services to Teleglobe Inc., Intelsat believes it is likely that the level of services provided will be significantly reduced from the level provided in prior years.

Note 4 Long-Term Debt and Other Financing Arrangements

At June 30, 2002 the Company had long-term debt, including the current portion of such debt, of $1,446.1 million. This debt consisted of $800.0 million of U.S. dollar denominated bonds issued in the European and Asian capital markets, $600.0 million of aggregate principal amount of unsecured U.S. denominated Senior Notes issued in the U.S., and a $50.2 million capitalized lease obligation, offset by a discount on the Senior Notes of $4.1 million.

The unsecured Senior Notes, which were issued in April 2002, bear interest at 7 5/8% annually and mature in 2012. Proceeds received from the issuance of the notes were used to repay commercial paper borrowings outstanding at the time of receipt of those proceeds and for general corporate purposes. The discount on the Senior Notes represents the difference between the issuance price and the face value of the notes. In addition, the Company incurred debt issuance costs of $7.6 million. Both the discount and the debt issuance costs are amortized as interest expense over the life of the Senior Notes utilizing the effective interest method.

On August 6, 2002, Intelsat repaid its $200.0 million 7.375% Eurobond note using cash on hand.

To support the Company's commercial paper program and to provide funding for general corporate purposes, Intelsat entered into two agreements on March 21, 2002 with a group of financial institutions for a $500.0 million unsecured 364-day revolving credit facility, which expires in March 2003, and a $500.0 million 3-year unsecured revolving credit facility, which expires in March 2005. The 364-day revolving credit facility allows Intelsat to convert any amounts outstanding as of the expiration date to a one-year term loan. At the Company's option, borrowings under the facilities, including any term loan, will bear interest either at the banks' base rate or at LIBOR plus an applicable margin. Under the terms of both agreements, Intelsat is required to satisfy certain financial and operating covenants, including a covenant requiring the Company to maintain a ratio of EBITDA to gross interest expense of at least 4 to 1 as of the last day of any fiscal quarter for the four fiscal quarters ending on that day. The 3-year revolving credit facility contains an additional covenant requiring that Intelsat's ratio of debt to EBITDA not exceed 2.5 to 1 at any time. Under each of the credit facilities, both the facility fee and the margin over LIBOR at which Intelsat can borrow increase incrementally if there is a downgrade in the Company's credit rating by Standard & Poor's or Moody's Investors Service. As of June 30, 2002, Intelsat was in compliance with these covenants and there were no borrowings outstanding under either revolving credit facility. Intelsat's policy is to classify commercial paper borrowings supported by the Company's revolving credit facilities as long-term debt

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 4 Long-Term Debt and Other Financing Arrangements (continued)

because the Company has both the ability and the intent to maintain or refinance these obligations for longer than one year.

Note 5 Recent Accounting Pronouncements

In August 2001, the Financial Accounting Standards Board, or FASB, issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", which supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Though it retains the basic requirements of SFAS No. 121 regarding when and how to measure an impairment loss, SFAS No. 144 provides additional implementation guidance. SFAS No. 144 became effective in the first quarter of 2002. Adoption of SFAS No. 144 did not have a material effect on Intelsat's results of operations or financial position.

Note 6 Business Segment and Geographic Information

Intelsat operates in a single industry segment, in which it provides telecommunications services to its customers around the world.

The geographic distribution of Intelsat's revenues for the six months ended June 30, 2001 and 2002 are as follows:

	For the six months ended June 30,	
	2001	2002
Europe	29%	29%
North America and Caribbean	24%	24%
Asia Pacific	18%	17%
Latin America	13%	13%
Sub-Saharan Africa	9%	11%
Middle East and North Africa	7%	6%

Revenue by region is based on the locations of customers to which services are billed. Intelsat's satellites are in geosynchronous orbit, and consequently are not attributable to any geographic location.

Note 7 Satellite Developments

During the second quarter of 2002, two satellites in the Intelsat IX series that were launched in the first quarter of 2002 became operational. Also during the second quarter of 2002, Intelsat successfully launched the Intelsat 905 satellite, which became operational during the third quarter of 2002. The remaining two satellites in the Intelsat IX series are planned for launch in 2002 and 2003, respectively. Two additional satellites in the Intelsat X series are under construction and are planned for launch in 2003 and 2004, respectively.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8 Related Party Transactions

COMSAT Asset Purchase Agreement

On March 15, 2002, Intelsat entered into an asset purchase agreement with COMSAT Corporation and COMSAT Digital Teleport, Inc., which are owned by Lockheed Martin Global Telecommunications (LMGT), the Company's largest shareholder. Pursuant to this agreement, Intelsat will purchase most of the assets of COMSAT World Systems, a business unit of COMSAT, and of COMSAT Digital Teleport, Inc., a subsidiary of COMSAT. The assets that the Company will be acquiring through this transaction include the following:

- substantially all of COMSAT World Systems' customer contracts for Intelsat capacity;
- a digital teleport facility in Clarksburg, Maryland;
- two TTC&M stations located in Clarksburg, Maryland and Paumalu, Hawaii; and
- a back-up operations facility located in the Washington, D.C. region.

Intelsat will also be acquiring contracts that COMSAT and COMSAT Digital Teleport, Inc. have with other Lockheed Martin entities relating to the provision of TTC&M and other services to these other entities, or Intelsat will enter into new contracts to provide these services. COMSAT is not transferring its ownership interest in Intelsat, Ltd. as part of this transaction.

Intelsat has agreed to pay a total purchase price of approximately $120.0 million for these assets. This purchase price is comprised of $65.0 million in cash, the assumption of $35.0 million in net liabilities and a contingent payment of $20.0 million, payable in four installments of $5.0 million per year in 2007, 2008, 2009 and 2010. The purchase price is subject to adjustment to reflect the change in net assets of the acquired business between September 30, 2001 and the closing of the transaction. In addition, Intelsat will not be required to pay installments of the $20.0 million contingent payment if the Company is not operating TTC&M facilities at the Clarksburg location and potential local development initiatives have occurred that have had or are reasonably expected to have a material adverse effect on Intelsat's use of the Clarksburg facilities. Intelsat will be assuming most of the liabilities, including contingent liabilities, relating to the assets the Company is acquiring. These contingent liabilities include potential regulatory fee payment obligations imposed by the FCC and potential liabilities arising out of claims initiated by several of COMSAT's customers in an FCC administrative proceeding in which the FCC found that these customers had insufficient opportunity to obtain direct access to Intelsat capacity. Lockheed Martin Corporation has provided a guarantee of COMSAT's and COMSAT Digital Teleport, Inc.'s obligations under the asset purchase agreement.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8 Related Party Transactions (continued)

The two TTC&M stations that Intelsat will be acquiring are two of the six primary TTC&M stations currently used in the Company's ground network. These TTC&M stations are currently operated by COMSAT World Systems pursuant to two separate contracts with the Company. These contracts will be terminated once the acquisition is completed, and Intelsat will assume operation of these two TTC&M stations. The building housing the Clarksburg TTC&M station is leased by COMSAT under an agreement that expires in 2012. COMSAT will assign this lease to Intelsat in connection with the transaction. Pursuant to the asset purchase agreement, Intelsat will also be acquiring the lease for the Company's back-up operations facility in the Washington, D.C. region, which the Company currently subleases from COMSAT. COMSAT also provides Intelsat with support services for the facility. In connection with Intelsat's acquisition of the back-up facility, the sublease and the contract for support services will be terminated.

The closing of this transaction is conditioned on the receipt of regulatory approvals, consents to the assignment of various service and other contracts to the Company and other customary closing conditions. The acquisition is also conditioned on the FCC's approval for the transfer of FCC licenses held by COMSAT relating to the transferred assets. Intelsat's request for early termination of the waiting period under the Hart-Scott-Rodino Act was granted on April 5, 2002.

In the event that the transaction is not completed before March 17, 2003 due to the failure to satisfy specified closing conditions, Intelsat is entitled to terminate the asset purchase agreement. The Company has agreed to complete the acquisition based on receiving an initial order of the FCC approving the transfer of the required FCC licenses, provided all other conditions to the closing of the transaction have been satisfied. In the event that the FCC's final order withdraws this approval, the asset purchase agreement provides that COMSAT and COMSAT Digital Teleport, Inc. are required to repurchase the assets that Intelsat acquired from them at the same purchase price paid by the Company.

Intelsat intends to finance the transaction with available cash or through the issuance of commercial paper.

COMSAT's largest customer is WorldCom, which accounted for approximately $60 million of COMSAT's revenue in 2001. Due to the recent disclosure of misreporting of financial results by WorldCom, the filing of voluntary petitions for reorganization under Chapter 11 of the U.S. Bankruptcy Code by WorldCom, and other events associated with WorldCom, Intelsat and LMGT are discussing the impact of the WorldCom situation on Intelsat's planned acquisition of various COMSAT assets and COMSAT's business. Management is unable to predict the outcome of these discussions at the present time.

WorldCom accounted for approximately $3.6 million of Intelsat's direct telecommunications revenue in the six months ended June 30, 2002.

Intelsat
(See Note 1)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9 Share Consolidation

On June 4, 2002, Intelsat amended its bye-laws to decrease the number of authorized ordinary shares from 650,000,000 ordinary shares with a par value of $1.00 per share to 216,666,666 2/3 ordinary shares with a par value of $3.00 per share, and to decrease the number of authorized preference shares from 7,500,000 preference shares with a par value of $1.00 per share to 2,500,000 preference shares with a par value of $3.00 per share. Accordingly, all share and per share amounts have been retroactively adjusted to reflect these events.

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat, Ltd.
Dundonald House
14 Dundonald Street West
Suite 201
Hamilton HM 09, Bermuda
+1 441-294-1650

Intelsat Global Service Corporation
3400 International Drive NW
Washington DC 20008-3006
United States of America
+1 202-944-6800

Intelsat Global Sales & Marketing Ltd.
Building 3, Chiswick Park
566 Chiswick High Road
London W4 5YA
United Kingdom
+44 (0)20-8899-6035

Regional Sales & Marketing Support Offices
Australia, Brazil, China, France, Germany, India, Norway, Singapore, South Africa, United States

www.intelsat.com

Intelsat

2/08/4104-QR

(6)

BYE-LAWS OF INTELSAT, LTD.

ADOPTED: 18TH JULY 2001
AMENDED AND RESTATED: 4TH JUNE 2002

Wayne Morgan, Secretary

Issuer: Intelsat, Ltd.
File No.: 82-5214

BYE-LAWS

OF

INTELSAT, LTD.

TABLE OF CONTENTS

ANNEXES, EXHIBITS, ATTACHMENTS AND SCHEDULES

Annex A	Procedure for Selecting Initial Board of Directors
Exhibit 1 to Annex A	Voting Regions
Exhibit 2.1 to Annex A	Form of Notice of Nomination of Candidate for Director and Form of Certification
Attachment 1 to Exhibit 2.1	Independent Director Requirements
Exhibit 2.2 to Annex A	Form of Certification by Person Nominated for Director
Attachment 1 to Exhibit 2.2	Independent Director Requirements
Exhibit 3 to Annex A	Ballot for the Election of Directors at the First General Meeting of Members
Annex B	Procedure for Selecting Subsequent Boards of Directors Prior to the Public Offering Date
Exhibit 1 to Annex B	Ballot for the Election of Directors at the 2003 Annual General Meeting of Members
Schedule – Form A	Proxy
Schedule – Form B	Notice of Liability to Forfeiture for Non-Payment of Call
Schedule – Form C	Transfer of a Share or Shares
Schedule – Form D	Transfer by a Person Becoming Entitled on Death/Bankruptcy of a Member

INTERPRETATION

1. Interpretation

(1) In these Bye-laws the following words and expressions shall, where not inconsistent with the context, have the following meanings respectively:

(a) "Act" means the Companies Act 1981 as amended from time to time;

(b) "Affiliate" of a person is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified;

(c) "Audit Committee" means the committee, consisting of at least three Directors, responsible for assisting the Board of Directors with the oversight of the Company's internal controls, audit process and financial statements;

(d) "Auditor" includes any individual or partnership;

(e) "Beneficially Own" or "Beneficial Ownership", with respect to any shares, means having the direct or indirect power to vote or direct the voting of such shares (other than with respect to the election of Directors of the Initial Board) and/or the power to dispose or direct the disposition of such shares pursuant to any agreement, arrangement or understanding, whether or not in writing. A person shall be deemed to Beneficially Own any shares that are owned by its Affiliates and, after the Public Offering Date, by the members of any Group to which it belongs, and any shares that it, any such Affiliate and, after the Public Offering Date, any member of such Group, has the right to acquire;

(f) "Board" means the Board of Directors appointed or elected pursuant to these Bye-laws and acting by resolution in accordance with the Act and these Bye-laws or the Directors present at a meeting of Directors at which there is a quorum;

(g) "Cause" means (i) a Director's conviction, whether following trial or by plea of guilty or *nolo contendere* (or similar plea), in a criminal proceeding (A) on a misdemeanour charge involving fraud, false statements or misleading omissions, wrongful taking, embezzlement, bribery, forgery, counterfeiting, or extortion, or (B) on a felony charge or (C)

on an equivalent charge to those in clauses (A) and (B) in jurisdictions which do not use those designations; (ii) a Director's willful failure to perform the Director's duties to the Company; or (iii) a set of circumstances with respect to a Director that reasonably can be expected to have a material adverse effect on a governmental license, authorisation or approval, or an application therefor, of the Company that is material to the Company's business and that such Director has not resolved satisfactorily within a reasonable period of time, as determined by the Board;

(h) "Company" means the company for which these Bye-laws are approved and confirmed;

(i) "Compensation Committee" means the committee, consisting of at least three Directors, responsible for reviewing compensation policies of the Company to ensure they provide appropriate motivation for corporate performance and increased Member value and determining remuneration of the chief executive officer, other executive officers and the Directors of the Company;

(j) "Director" means a director of the Company;

(k) "Disinterested Director" means any Director who is unaffiliated with, and not a nominee of, (i) a Member who is subject to the 15% Limit for purposes of Bye-law 54(5) or (ii) an Interested Member for purposes of Bye-law 87 (each of the foregoing is a "Subject Member") and was a member of the Board prior to the time that the Subject Member became a Subject Member, and any successor of a Disinterested Director who is unaffiliated with, and not a nominee of, the Subject Member and who is recommended to succeed a Disinterested Director by a majority of Disinterested Directors then on the Board;

(l) "Former Signatory" means an entity that was a Signatory immediately prior to the transfer of assets from ITSO to the Company, PROVIDED THAT in the event such Former Signatory is acquired and its legal personality extinguished through a transaction that is fully commercial and legitimate, then the acquiring entity shall not be considered a Former Signatory;

(m) "Grandfathered Interest" has the meaning set forth in Bye-law 54(5)(b);

(n) "Grandfathered Member" has the meaning set forth in Bye-law 54(5)(c);

(o) "Group" means two or more persons who have agreed to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. Where any provision of the Shareholders Agreement, the Registration Rights Agreement and any other Transaction Agreement other than these Bye-laws requires or contemplates collective action by two or more Members, such collective action and the agreement to act in concert shall not cause the shareholders so acting or agreeing to be deemed to be a "Group";

(p) "Independent Director" means a Director who (i) is independent of the Company's and ITSO's management and free from any business or other relationship that could materially interfere with the exercise of his or her independent judgement and (ii) satisfies the independence standards set forth under the listing guidelines of the stock exchanges on which the Company's shares are listed or proposed to be listed for trading. (It being understood that a Director who meets the qualifications in clause (ii) would, among other things, not be a director, employee, officer or manager of any Signatory or Former Signatory, and not otherwise serve as a representative of any Signatory or Former Signatory);

(q) "Initial Board" has the meaning set forth in Bye-law 14(2);

(r) "INTELSAT Agreement" means the Agreement Relating to the International Telecommunications Satellite Organization "INTELSAT", as amended;

(s) "Investing Entity" means any entity (other than a Party or a Signatory) that has been authorised by a Signatory to invest in the ITSO and has not signed the Operating Agreement;

(t) "ITSO" means THE INTERNATIONAL TELECOMMUNICATIONS SATELLITE ORGANIZATION ("INTELSAT"), established by the Agreement Relating to the International Telecommunications Satellite Organization "INTELSAT" on August 20, 1971, as amended;

(u) "ITU" means the International Telecommunication Union;

(v) "Member" means the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders or all of such persons as the context so requires;

(w) "Member Protection Rights Plan" means the Member Protection Rights Agreement, dated as of July 18, 2001, between the Company and The Bank of New York, as Rights Agent, as amended from time to time;

(x) "Nominating Committee" means the committee, consisting of at least three Directors and a majority of whom are Independent Directors and which is responsible for recommending candidates for membership to the Board and committees of the Board, overseeing matters of corporate governance and considering candidates for the Board recommended by Members;

(y) "notice" means written notice as further defined in these Bye-laws unless otherwise specifically stated;

(z) "Officer" means any person appointed by the Board to hold an office in the Company;

(aa) "Operating Agreement" means the Operating Agreement Relating to the International Telecommunications Satellite Organization "INTELSAT", as amended;

(bb) "Ordinary Shares" has the meaning set forth in Bye-law 52(1);

(cc) "Party" means a State for which the INTELSAT Agreement has entered into force or been provisionally applied;

(dd) "Public Offering Date" means the date of consummation by the Company of an initial public offering of its equity securities (as determined by the Board);

(ee) "Public Services Agreement" means the agreement, dated as of July 18, 2001, between ITSO, the Company, Intelsat Services Corporation, a company incorporated under the laws of the State of Delaware, U.S.A., and Intelsat LLC, a limited liability company under the laws of the State of

Delaware, U.S.A., relating to certain public service arrangements;

(ff) “Register of Directors and Officers” means the Register of Directors and Officers referred to in these Bye-laws;

(gg) “Register of Members” means the Register of Members referred to in these Bye-laws;

(hh) “Registration Rights Agreement” has the meaning provided in the Shareholders Agreement;

(ii) “Resident Representative” means any person appointed to act as resident representative and includes any deputy or assistant resident representative;

(jj) “Restructuring Agreement” means the Restructuring Agreement, dated as of July 17, 2001, among ITSO, the Company, Intelsat (Bermuda), Ltd., Intelsat U.K., Ltd., Intelsat Services Corporation, Intelsat Holdings LLC, Intelsat LLC, the Signatories listed on Schedule I thereto, and the Investing Entities listed on Schedule II thereto;

(kk) “Rights Plan Preference Shares” has the meaning set forth in Bye-law 52(1).

(ll) “Secretary” means the person appointed to perform any or all the duties of secretary of the Company and includes any deputy or assistant secretary;

(mm) “Shareholders Agreement” means the agreement, dated as of July 18, 2001, among the Company and the Shareholders (as defined therein);

(nn) “Signatory” means a Party, or the telecommunications entity designated by a Party in accordance with the INTELSAT Agreement, which has signed the Operating Agreement and for which it has entered into force or been provisionally applied;

(oo) "Subsequent Board" has the meaning set forth in Bye-law 14(5);

(pp) “Transaction Agreements” has the meaning provided in the Restructuring Agreement; and

(qq) "Voting Shares" means all issued and outstanding Ordinary Shares and all issued and outstanding Rights Plan Preference Shares provided for in Bye-law 52(1) and issued pursuant to the rights contemplated by the Member Protection Rights Plan.

(2) In these Bye-laws, where not inconsistent with the context:

(a) words denoting the plural number include the singular number and vice versa;

(b) words denoting the masculine gender include the feminine gender;

(c) words importing persons include companies, associations or bodies of persons whether corporate or not;

(d) the word:

(i) "may" shall be construed as permissive;

(ii) "shall" shall be construed as imperative; and

(e) unless otherwise provided herein words or expressions defined in the Act shall bear the same meaning in these Bye-laws.

(3) Expressions referring to writing or written shall, unless the contrary intention appears, include facsimile, printing, lithography, photography and other modes of representing words in a visible form.

(4) Headings used in these Bye-laws are for convenience only and are not to be used or relied upon in the construction hereof.

CERTAIN CORPORATE OBJECTIVES

2. Public Service Obligation of the Company

(1) The Company shall provide international public telecommunication services on a commercial basis, in a manner consistent with the following public service obligations, which shall be deemed to have been met if the Company: (i) maintains global connectivity and coverage and serves its lifeline connectivity customers by providing the capability for any country or territory to connect with any other country or territory through the provision of capacity from at least one satellite in each of the three ocean regions: the Atlantic Ocean region (304.5° to 359° E), the Indian Ocean region (60° to 66° E), and the Pacific Ocean region

(174° to 180° E) such that these satellites together provide global coverage to all ITU regions; (ii) honours its obligations under the LCO Contracts and (iii) provides non-discriminatory access to the Intelsat system. Subject only to Article 7 of the Public Services Agreement relating to force majeure events, the provision of international public telecommunications services on a commercial basis, in a manner consistent with the public service obligations, will not be deemed to be met if any country or territory which seeks or permits the services provided by the Intelsat system is denied full and complete access to all services provided by the Intelsat system on any ground other than a commercial basis.

(2) For purposes of subparagraph (1) of this Bye-law, (i) "on a commercial basis" means in accordance with usual and customary commercial practice in the telecommunications industry; (ii) "global connectivity" means the interconnection capabilities available to the Company's users through the global coverage the Company provides in order to make communication possible within and between the five ITU regions defined by the Plenipotentiary Conference of the International Telecommunication Union, held in Montreux in 1965; (iii) "global coverage" means the maximum geographic coverage of the earth towards the northernmost and southernmost parallels visible from satellites deployed in geostationary orbital locations; (iv) "non-discriminatory access" means fair and equal opportunity to access the Intelsat system; (v) "LCO Contracts" shall have the meaning set forth in the Shareholders Agreement; and (vi) "Intelsat system" means the Company's space segment and satellite communications operations.

(3) In performing its public service obligations, the Company shall be subject to applicable national law. In the event the Company reasonably believes the application of national law, or proposed changes to national law, will prevent the Company from complying with the public service obligations, the Company shall, on a commercial basis, use its best efforts to mitigate the adverse consequences of such law to the extent permitted under law.

(4) This Bye-law 2 shall not create any right of enforcement independent of the public services obligation of the Company, which shall be enforced exclusively pursuant to the Public Services Agreement. Any claim arising out of or in connection with the Company's public service obligations may only be made by the ITSO pursuant to the Public Services Agreement.

BOARD OF DIRECTORS

3. Board of Directors

The business of the Company shall be managed and conducted by the Board.

4. Management of the Company

(1) In managing the business of the Company, the Board may exercise all such powers of the Company as are not, by statute or by these Bye-laws, required to be exercised by the Company in general meeting, subject, nevertheless, to these Bye-laws, the provisions of any statute and to such directions as may be prescribed by the Company in general meeting.

(2) No regulation or alteration to these Bye-laws made by the Company in general meeting shall invalidate any prior act of the Board which would have been valid if that regulation or alteration had not been made.

(3) The Board may procure that the Company pays all expenses incurred in promoting and incorporating the Company.

5. Power to appoint chief executive officer

The Board may from time to time appoint a person to the office of chief executive officer of the Company who shall, subject to the control of the Board, supervise and administer such of the general business matters and affairs of the Company as may be delegated to such person by the Board.

6. Power to appoint manager

The Board may appoint a person to act as manager of the Company's day to day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business.

7. Power to authorise specific actions

The Board may from time to time and at any time authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any agreement, document or instrument on behalf of the Company.

8. Power to appoint attorney

The Board may from time to time and at any time by power of attorney appoint any company, firm, person or body of persons, whether nominated directly or indirectly by the Board, to be an attorney of the Company for such purposes and with such powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) and for such period and subject to such conditions as it may deem appropriate and any such power of attorney may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board may deem appropriate and may also authorise any such attorney to sub-delegate all or any of the powers, authorities and discretions so

vested in the attorney. Such attorney may, if so authorised under the seal of the Company, execute any deed or instrument under such attorney's personal seal with the same effect as the affixation of the seal of the Company.

9. Power to delegate to a committee

(1) The Board may delegate any of its powers to a committee appointed by the Board, which shall consist entirely of Directors, at least three in number, and every such committee shall conform to such directions as the Board shall impose on them. Without limiting the generality of the foregoing, the Board shall appoint a Nominating Committee, a Compensation Committee and an Audit Committee. At least a majority of the members of each of the Nominating Committee, the Compensation Committee and the Audit Committee shall be Independent Directors. If any stock exchange on which the Company's shares are listed or proposed to be listed for trading requires a certain number of Directors on any particular committee to meet the independence standards of that exchange, the Board may specify the number of Directors on any such committee required to meet those independence standards.

(2) Unless the Board otherwise provides, each committee designated by the Board may adopt, amend and repeal rules for the conduct of the committee's business. In the absence of a provision by the Board or a provision in the rules of such committee to the contrary, a majority of the entire authorised number of members of such committee shall constitute a quorum for the transaction of business, the vote of a majority of the members present at a meeting at the time of such vote if a quorum is then present shall be the act of such committee, and in other respects each committee shall conduct its business in the same manner as the Board conducts its business pursuant to these Bye-laws.

10. Distributor Advisory Committee

In order to maintain a forum for interaction with its customers and to elicit their concerns, opinions and recommendations with respect to technical, operational and service provision matters, the Board shall, consistent with applicable law, form an advisory panel to be formally known as the "Distributor Advisory Committee" composed of representatives of the Company's distributors.

11. Power to appoint and dismiss employees

The Board may appoint, suspend or remove any manager, officer, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties.

12. Power to borrow and charge property

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking, property and uncalled capital, or any part thereof, and may issue debentures, debenture stock and other securities whether outright or as security for any debt, liability or obligation of the Company or any third party.

13. Exercise of power to purchase shares of the Company

The Board may exercise all the powers of the Company to purchase all or any part of its own shares pursuant to Section 42A of the Act.

14. Election of Directors

(1) The Board shall consist of not less than 11 nor more than 17 Directors.

(2) The initial board after adoption of these Bye-laws ("Initial Board") shall consist of 17 Directors who shall be nominated and elected pursuant to the procedures set forth in Annex A of these Bye-laws, which have been approved by the Board of Directors of the Company and ratified as of the date of adoption of these Bye-laws by the Members.

(3) The Board may decide to decrease its size (but not below 11) or thereafter to increase its size (but not above 17), but no such reduction or increase shall become effective unless approved by the Members.

(4) The term of office of the members of the Initial Board shall expire at the 2003 Annual General Meeting (as defined below) except for the Director who is the chief executive officer, whose election as a Director by the Board shall be subject to ratification at the next general meeting of Members, and, in each case, when their successors are elected and qualified. The Initial Board shall convene an annual general meeting to occur as near as practicable to the second anniversary of the date of adoption of these Bye-laws (the "2003 Annual General Meeting"); PROVIDED THAT such meeting may be delayed to such date in 2003 as will permit the timely dissemination to Members of financial statements as required by the Act for the fiscal year ending 31 December 2002. The Nominating Committee shall nominate the candidates to stand for election as Directors at the 2003 Annual General Meeting (any or all of whom may be members of the Initial Board). The Initial Board shall divide the candidates so nominated for election at the 2003 Annual General Meeting into three classes as equal in number as possible, one class to hold office for a term expiring at the next succeeding annual general meeting, one class to hold office for a term expiring at the second succeeding annual general meeting and the third to hold office for a term expiring at the third succeeding annual general meeting, and in

each case until their successors are elected and qualified. In dividing such candidates, the Initial Board shall also divide those candidates who meet the qualifications for Independent Directors as equally as possible among the three classes. At each annual general meeting following the 2003 Annual General Meeting, the successors to the class of Directors whose terms expire at that meeting shall be nominated by the Nominating Committee and elected by the Members to hold office for a term expiring at the annual general meeting held in the third year following the year of their election and until their successors are duly elected and qualified.

(5) Any subsequent Board elected after the Initial Board but prior to the Public Offering Date (a "Subsequent Board") shall be nominated in accordance with the provisions set forth in clause (6) of this Bye-law 14 and with the additional procedures set forth in Annex B of these Bye-laws, and elected by the Members as provided in such Annex B.

(6) The persons nominated to stand for election as Directors (other than the Initial Board) at any meeting of Members shall be selected by the Nominating Committee in its sole discretion, PROVIDED THAT Members shall have the right to nominate candidates to stand for election in accordance with the advance notice procedures set forth in Bye-law 43. The persons nominated to fill any vacancy in accordance with Bye-law 17 shall be selected by the Nominating Committee, in such Committee's sole discretion. In addition to selecting Directors to meet the standards described in these Bye-laws, the Nominating Committee shall take into account, among any other considerations it deems appropriate and relevant, the following principles: (i) the Board should reflect a diversity of geographic location on a regional basis; and (ii) the Board should represent the interests of Members of all sizes.

(7) At all times following the expiration of the term of the Initial Board, the Board shall consist of at least a majority of Independent Directors. In addition, the chief executive officer of the Company appointed by the Board pursuant to Bye-law 5 shall be nominated to stand for election by the Members as a Director. On the date when a person ceases to serve as chief executive officer of the Company, such person's term as a Director shall also expire and the person appointed by the Board as the new chief executive officer shall be nominated by the Nominating Committee and appointed by the Board to fill the vacancy in the Board so created. If any stock exchange on which the Company's shares are listed or proposed to be listed for trading requires a certain number of Directors to meet the independence standards of that exchange, the Board may specify the number of Directors required to meet those independence standards and whether those Directors must meet all of the requirements for Independent Directors. In order for a Director nominated by a Member pursuant to Bye-law 43 to be elected to the Board, the Board composition requirements set forth in this subparagraph (7) must be met.

(8) Following the Public Offering Date, in the event that at an election of Directors of a particular class the Members' vote results in a tie (including a tie at no votes) among the nominated candidates that cannot be resolved because the number of tied candidates meeting the qualifications for a particular directorship exceed the number of unfilled Board seats within that class, each tied and other unfilled directorship within such group shall be deemed a vacancy on the Board, and the continuing Directors (belonging to the two other classes) together with the new Directors who are already elected and appointed shall have the power (in accordance with Section 91(2) of the Act) to fill such vacancy(ies) with one or more of those previously nominated candidates whose qualifications will satisfy the Board composition requirements set forth in Bye-law 14(7).

(9) Each Director (including any Director nominated by a Member pursuant to Bye-law 43) must be able and willing to serve as a director of the Company and to meet his or her fiduciary obligations in such capacity. No Director (including any Director nominated by a Member pursuant to Bye-law 43 of these Bye-laws) may (i) hold a position of director, employee, officer or manager in any intergovernmental telecommunications organisation, or (ii) serve as a director in any one or more other entities if such entity(ies) are competitor(s) of ITSO or the Company and the elimination of competition by agreement between the Company and that entity(ies) would constitute a violation of the antitrust laws of the United States or the competition laws of the European Union.

15. Defects in appointment of Directors

All acts done bona fide by any meeting of the Board or by a committee of the Board or by any person acting as a Director shall, notwithstanding that it be afterwards discovered that there was some defect in the appointment of any Director or person acting as aforesaid, or that they or any of them were disqualified, be as valid as if every such person had been duly appointed and was qualified to be a Director.

16. Removal of Directors

(1) A majority of the Board of Directors then in office may remove a Director but only through action at a meeting of the Board duly called and held, PROVIDED THAT such removal may only be for Cause and that the notice of any such meeting convened for the purpose of removing a Director shall contain a statement of the intention so to do and the actions or omissions that may underlie a determination that such removal shall be for Cause and such notice shall be served on such Director not less than 14 days before the meeting and at such meeting such Director shall be entitled to be heard on the motion for such Director's removal.

(2) Except as provided in subparagraph (1) of this Bye-law, a Director cannot be removed from office, PROVIDED THAT nothing in this Bye-law shall limit in any way the right of the Board or the Nominating Committee not to nominate any Director for re–election at the end of his or her term or the right of the Members not to elect as a Director any candidate for election even if such candidate is currently serving as a Director.

(3) A vacancy on the Board created by the removal of a Director under the provisions of subparagraph (1) of this Bye-law may be filled as provided in Bye-law 17.

17. Vacancies on the Board

(1) The office of Director shall be vacated if the Director:

(a) is removed from office pursuant to these Bye-laws or is prohibited from being a Director by law;

(b) is or becomes bankrupt or makes any arrangement or composition with his creditors generally;

(c) is or becomes of unsound mind or dies;

(d) resigns his or her office by notice in writing to the Company;

(e) was appointed by the Board to serve as chief executive officer of the Company and such person ceases to so serve as the chief executive officer of the Company; or

(f) ceases to meet the qualifications of the directorship such Director is filling.

(2) The Board shall have the power from time to time and at any time to appoint any person as a Director to fill a vacancy on the Board occurring as the result of the death, disability, disqualification, removal or resignation of any Director. If the vacancy occurs while the Initial Board remains in office the Board shall, as promptly as practicable, fill such vacancy and the Director so elected to fill such vacancy shall satisfy the same independence and voting region criteria, if any, as the individual whose directorship such Director is filling. If the vacancy occurs after the term of the Initial Board and the vacancy is created by the death, disability, disqualification, removal or resignation of a Director who was an Independent Director, the Board shall, as promptly as practicable, fill such vacancy and the Director elected to fill such vacancy shall be an individual who is an Independent Director. If the vacancy is created with respect to the directorship of the chief executive officer, such vacancy shall be filled as provided in Bye-law 14(7). If the vacancy is created pursuant to Bye-law 14(8) as a result

of a tie among nominated candidates in an election of Directors, such vacancy shall be filled as provided in Bye-law 14(8). Any Director appointed by the Board to fill a vacancy shall serve for a term that expires at the time the term of the Director being replaced would have expired. The individual appointed to fill a vacancy under this Bye-law 17 shall be a person nominated for such position by the Nominating Committee. Notwithstanding anything herein to the contrary, only an individual nominated by the Nominating Committee shall be eligible to be appointed to fill a vacancy pursuant to this Bye-law 17.

(3) The Board may act notwithstanding any vacancy in its number but, if and so long as its number is reduced below two, the continuing Director may act for the purpose of (i) summoning a general meeting of the Company or (ii) preserving the assets of the Company.

18. Notice of meetings of the Board

(1) The chairman of the Board, if any, or any two Directors may, and the Secretary on the requisition of such person or persons shall, at any time summon a meeting of the Board.

(2) At least 30 days notice of a regularly-scheduled meeting of the Board shall be given. In the normal course, at least 10 days notice of a special meeting of the Board shall be given. If the person(s) calling a special meeting specifies in the notice that the special meeting is being called to deal with an emergency, an urgent business development or other exigent circumstances, the meeting so called may be called on two days' notice. In the event the Board adjourns a meeting, unless such meeting is adjourned to a specific date and time, fresh notice of the resumption of the adjourned meeting shall be given to each Director in accordance with the provisions of these Bye-laws.

(3) Notice of a meeting of the Board shall be deemed to be duly given to a Director if it is given to such Director verbally in person or by telephone or otherwise communicated or sent to such Director by any two of the following modes of communication: mail, courier service, cable, telex, telecopier, facsimile, internet or other mode of representing words in a legible and non-transitory form at such Director's last known address or any other address given by such Director to the Company for this purpose.

(4) Any defect in notice of meeting with respect to a particular Director shall be deemed waived by the participation of such Director in the meeting of the Board.

19. Quorum at meetings of the Board

The quorum necessary for the transaction of business at a meeting of the Board shall be a simple majority of the entire Board at the time of the meeting.

Directors participating in any meeting of the Board by means of telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously shall constitute presence in person at such meeting for quorum purposes.

20. Meetings of the Board

(1) The Board may meet for the transaction of business, adjourn and otherwise regulate its meetings as it sees fit.

(2) Directors may participate in any meeting of the Board by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

(3) Except as otherwise provided in these Bye-laws, a resolution put to a vote at a meeting of the Board shall be carried by the affirmative votes of a majority of the votes cast and in the case of an equality of votes the resolution shall fail.

(4) Directors may not appoint proxies to represent them or vote in their stead at any meeting of the Board.

(5) Each meeting of the Board shall be held in a jurisdiction that is outside of the United States and the United Kingdom (except Bermuda). For purposes of determining the jurisdiction in which a meeting of the Board is held, such jurisdiction shall be the jurisdiction in which the largest number of the Directors are physically present, and if there is no such single jurisdiction, the meeting shall be deemed to be held in Bermuda.

21. Unanimous written resolutions

A resolution in writing signed by all the Directors, which may be in counterparts, shall be as valid as if it had been passed at a meeting of the Board duly called and constituted, such resolution to be effective on the date on which the last Director signs the resolution.

22. Contracts and disclosure of Directors' interests

(1) Any Director, or any Director's firm, partner or any company with whom any Director is associated, may act in a professional capacity for the Company and such Director or such Director's firm, partner or such company shall be entitled to remuneration for professional services as if such Director were not a Director, PROVIDED THAT nothing herein contained shall authorise a

Director or Director's firm, partner or such company to act as Auditor of the Company.

(2) A Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest as required by the Act.

(3) Following a declaration being made pursuant to this Bye-law, and unless disqualified by the chairman of the relevant Board meeting, a Director may vote in respect of any contract or proposed contract or arrangement in which such Director is interested and may be counted in the quorum at such meeting.

23. Remuneration of Directors

The remuneration (if any) of the Directors shall be determined by the Compensation Committee and shall be deemed to accrue from day to day. The Directors shall also be paid all travel, hotel and other expenses properly incurred by them in attending and returning from meetings of the Board, any committee appointed by the Board, general meetings of the Company, or in connection with the business of the Company or their duties as Directors generally. Actual payment of the remuneration to which a Director is entitled must be paid by the Company by check or wire transfer to a properly designated bank account outside Bermuda.

OFFICERS

24. Officers of the Company

The Officers of the Company shall consist of a Chairman, a Deputy Chairman, a Chief Executive Officer, a Secretary and such additional Officers as the Board may from time to time determine all of whom shall be deemed to be Officers for the purposes of these Bye-laws. Except for the Chairman and Deputy Chairman who are nominally deemed Officers of the Company under the Act, the Board shall not appoint as an Officer or manager any person who (i) is an officer or manager of any Signatory or Former Signatory, (ii) has any direct financial interest in or financial relationship to any Signatory or Former Signatory (except that such interest may be managed through a blind trust or similar mechanism), or (iii) holds such position in any intergovernmental organisation.

25. Appointment of Officers

(1) The Board shall, as soon as possible after the statutory meeting of Members and after each annual general meeting, appoint a Chairman and a Deputy Chairman each of whom shall be Directors but shall not have any management or executive responsibilities with the Company.

(2) The Secretary and additional Officers, if any, shall be appointed by the Board from time to time.

26. Remuneration of Officers

The Officers shall receive such remuneration as the Board may from time to time determine.

27. Duties of Officers

The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

28. Chairman of meetings

Unless otherwise agreed by a majority of those attending and entitled to attend and vote thereat, the Chairman, if there be one, and in his absence the Deputy Chairman shall act as chairman at all meetings of the Members and of the Board at which such person is present. In their absence a chairman shall be appointed or elected by those present at the meeting and entitled to vote.

29. Register of Directors and Officers

The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors and Officers and shall enter therein the particulars required by the Act.

MINUTES

30. Obligations of Board to keep minutes

(1) The Board shall cause minutes to be duly entered in books provided for the purpose:

(a) of all elections and appointments of Officers;

(b) of the names of the Directors present at each meeting of the Board and of any committee appointed by the Board; and

(c) of all resolutions and proceedings of general meetings of the Members, meetings of the Board, meetings of managers and meetings of committees appointed by the Board.

(2) Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the registered office of the Company.

INDEMNITY

31. Indemnification of Directors and Officers of the Company

The Directors, Secretary and other Officers (such term to include, for the purposes of Bye-laws 31 and 32, any person appointed to any committee by the Board) for the time being acting in relation to any of the affairs of the Company and the liquidator or trustees (if any) for the time being acting in relation to any of the affairs of the Company and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless to the fullest extent permitted by law out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, PROVIDED THAT this indemnity shall not extend to any matter in respect of any fraud or dishonesty which may attach to any of said persons.

32. Waiver of claim by Member

Each Member agrees to waive any claim or right of action such Member might have, whether individually or by or in the right of the Company, against any Director or Officer on account of any action taken by such Director or Officer, or the failure of such Director or Officer to take any action in the performance of his duties with or for the Company, PROVIDED THAT such waiver shall not extend to any matter in respect of any fraud or dishonesty which may attach to such Director or Officer.

MEETINGS

33. Notice of annual general meeting

The annual general meeting of the Company shall be held in each year other than the year of incorporation at such time and place as the Chairman or any two Directors or any Director and the Secretary or the Board shall appoint. At least thirty days (but not more than sixty days) notice of such meeting shall be given to each Member stating the date, place and time at which the meeting is to be held, that the election of Directors will take place thereat, and as far as practicable, the other business to be conducted at the meeting. Notwithstanding the immediately

preceding sentence, if a proposal relating to an annual general meeting to be held prior to the Public Offering Date and meeting the requirements of Bye-law 43 is received by the Company after it has given notice pursuant to the preceding sentence, the Company shall give a second notice setting forth such proposal at least five (5) days prior to the date of the scheduled meeting.

34. Notice of special general meeting

The Chairman, the Deputy Chairman or the Board may convene a special general meeting of the Company whenever in their judgement such a meeting is necessary, upon not less than fourteen days (and not more than sixty days) notice which shall state the date, time, place and the general nature of the business to be considered at the meeting. Notwithstanding the immediately preceding sentence, if a proposal relating to a special general meeting and meeting the requirements of Bye-law 43 is received by the Company after it has given notice pursuant to the preceding sentence, the Company shall give a second notice setting forth such proposal at least five (5) days prior to the date of the scheduled meeting.

35. Accidental omission of notice of general meeting

The accidental omission to give notice of a general meeting to, or the non-receipt of notice of a general meeting by, any person entitled to receive notice shall not invalidate the proceedings at that meeting.

36. Meeting called on requisition of Members

To the extent required by Section 74 of the Act, the Board shall, on requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company as at the date of the deposit carries the right to vote at general meetings of the Company, forthwith proceed to convene a special general meeting of the Company in accordance with the requirements of the Act.

37. Short notice

A general meeting of the Company shall, notwithstanding that it is called by shorter notice than that specified in these Bye-laws, be deemed to have been properly called if it is so agreed by (i) all the Members entitled to attend and vote thereat in the case of an annual general meeting; and (ii) by a majority in number of the Members having the right to attend and vote at the meeting, being a majority together holding not less than 95% in nominal value of the shares giving a right to attend and vote thereat, in the case of a special general meeting.

38. Postponement of meetings

The Secretary may postpone any general meeting called in accordance with the provisions of these Bye-laws (other than a meeting requisitioned under these Bye-laws), PROVIDED THAT notice of postponement is given to each Member before the time for such meeting. Fresh notice of the date, time and place for the postponed meeting shall be given to each Member in accordance with the provisions of these Bye-laws.

39. Quorum for general meeting

At any general meeting of the Company at least two persons present in person and representing in person or by proxy in excess of 50% of the total issued voting shares in the Company throughout the meeting shall form a quorum for the transaction of business, PROVIDED THAT if the Company shall at any time have only one Member, one Member present in person or by proxy shall form a quorum for the transaction of business at any general meeting of the Company held during such time. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned to the same day one week later, at the same time and place or to such other day, time or place as the Secretary may determine.

40. Adjournment of meetings

The chairman of a general meeting may, with the consent of the Members at any general meeting at which a quorum is present (and shall if so directed), adjourn the meeting. Unless the meeting is adjourned to a specific date and time, fresh notice of the date, time and place for the resumption of the adjourned meeting shall be given to each Member in accordance with the provisions of these Bye-laws.

41. Telephonic or electronic participation at meetings

Until the Public Offering Date, Members may participate in any general meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously. In order to conduct an orderly meeting as well as to maintain the integrity of such meeting, the Company and the chairman of the general meeting shall, from time to time, prescribe certain procedures for persons participating telephonically, electronically or by means of such other communications facilities. Such procedures shall include password protected access, verification of the identity of the participant, written confirmation of any vote (whether such vote was taken by a show of hands or by a poll) and the timing of verification and confirmation processes. In advance of each general meeting, the Company shall notify Members of the specific procedures that will be applicable to such meeting. Members who participate telephonically,

electronically or by means of such other communications facilities shall not be included in determining whether a quorum is present at the meeting.

After the Public Offering Date, Members may only participate in any general meeting by attending in person or by appointing a duly authorised proxy.

42. Written resolutions

(1) Until the Public Offering Date, and subject to subparagraph (6) of this Bye-law, anything which may be done by resolution of the Company in general meeting or by resolution of a meeting of any class of the Members of the Company, may, without a meeting and without any previous notice being required, be done by a unanimous resolution in writing signed by, or, in the case of a Member that is a corporation whether or not a company within the meaning of the Act, signed on behalf of, all the Members who at the date of the resolution would be entitled to attend the meeting and vote on the resolution.

(2) A resolution in writing may be signed by, or, in the case of a Member that is a corporation whether or not a company within the meaning of the Act, may be signed on behalf of, all the Members, or any class thereof, in as many counterparts as may be necessary.

(3) For the purposes of this Bye-law, the date of the resolution is the date when the resolution is signed by, or, in the case of a Member that is a corporation whether or not a company within the meaning of the Act, signed on behalf of, the last Member to sign, and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

(4) A resolution in writing made in accordance with this Bye-law is as valid as if it had been passed by the Company in general meeting or by a meeting of the relevant class of Members, as the case may be, and any reference in any Bye-law to a meeting at which a resolution is passed or to Members voting in favour of a resolution shall be construed accordingly.

(5) A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of Sections 81 and 82 of the Act.

(6) This Bye-law shall not apply to:

(a) a resolution passed pursuant to Section 89(5) of the Act; or

(b) a resolution passed for the purpose of removing a Director before the expiration of his term of office under these Bye-laws.

(7) From and after the Public Offering Date, Members may not take any action by written consent or written resolution and may only act at a duly convened general meeting.

43. Advance notice of Member proposals

At any annual or special general meeting, proposals by Members and persons nominated by Members for election as Directors shall be considered only if advance notice thereof has been timely given as provided herein and such proposals or nominations are otherwise proper for consideration under applicable laws and the Memorandum of Association and these Bye-laws. Notice of any proposal to be presented by any Member or of the name of any person to be nominated by any Member for election as a Director of the Company at any general meeting shall be delivered to the Secretary of the Company at its registered office not less than 14 days (60 days in the case of any annual or special general meeting to occur after the Public Offering Date) nor more than 90 days prior to the date of the meeting; PROVIDED THAT in the case of a special general meeting, notice of such a proposal shall be so delivered not more than seven (7) days after notice of such meeting shall have been given in accordance with Bye-law 34. In the case of an annual general meeting, a Member giving notice of such a proposal prior to the giving of notice of the meeting at which such proposal is to be presented may assume for purposes of the preceding sentence that the meeting will be held on the same date as in the prior calendar year. Any Member who gives notice of any such proposal shall deliver therewith the text of the proposal to be presented and a brief written statement of the reasons why such Member favours the proposal and setting forth such Member's name and address, the number of shares of each class of shares of the Company Beneficially Owned by such Member and any material interest of such Member in the proposal (other than as a Member). Any Member desiring to nominate any person for election as a Director of the Company shall deliver with such notice a statement in writing setting forth the name of the person to be nominated, the number of shares, if any, of each class of shares of the Company Beneficially Owned by such person, such person's signed consent to serve as a Director of the Company if elected, such Member's name and address, the number and class of all shares of each class of shares of the Company Beneficially Owned by such Member and such other information concerning such nominee as may be required by applicable regulatory authorities. The chairman of the meeting, in addition to making any other determinations that may be appropriate to the conduct of the meeting, shall determine whether such notice has been duly given and shall direct that proposals and nominees not be considered if such notice has not been duly given.

In the case of an annual or special general meeting to occur prior to the Public Offering Date, a proposal may only be made by Member(s) collectively owning at least .05% of the issued and outstanding share capital of the Company.

44. Attendance of Directors

The Directors of the Company shall be entitled to receive notice of and to attend and be heard at any general meeting.

45. Voting at meetings

(1) Subject to the provisions of the Act and these Bye-laws, any question proposed for the consideration of the Members at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of these Bye-laws and in the case of an equality of votes the resolution shall fail.

(2) Notwithstanding subparagraph (1) of this Bye-law, until the later to occur of the date twelve (12) years after date of the adoption of these Bye-laws and the date the Public Service Agreement ceases to be in effect, no amendment to or waiver of Bye-law 2 shall be effective without the approval at an annual or special general meeting of Members representing not less than 100% of the voting power of all voting shares issued and outstanding.

(3) Notwithstanding subparagraph (1) of this Bye-law, no amendment to, or waiver of, the following Bye-laws may be effected without the approval, at an annual or special general meeting, of Members representing not less than 75% of the voting power of all voting shares issued and outstanding:

(a) the third, fourth and sixth sentences of Bye-law 14(4);

(b) Bye-law 16;

(c) Bye-law 17(2);

(d) Bye-law 42(7);

(e) Bye-law 43;

(f) Bye-laws 45(1), 45(2) and 45(3);

(g) Bye-law 54(5);

(h) Bye-law 86; and

(i) Bye-law 87.

(4) Notwithstanding subparagraph (1) of this Bye-law, prior to the Public Offering Date the following actions may not be taken and the following transactions may not be consummated by the Company without the approval, at an annual or special general meeting, of Members representing not less than

60% of the voting power of the total issued and outstanding voting shares in the Company:

(a) the creation of any class of shares of the Company not provided for in Bye-law 52(1);

(b) any change in the authorised shares of the Company as set forth in Bye-law 52;

(c) any amendment to the Memorandum of Association of the Company or to these Bye-laws (other than in circumstances where these Bye-laws require a higher vote to amend such Bye-law);

(d) the incurrence by the Company or any of its subsidiaries of indebtedness for borrowed money (other than any such indebtedness owing to the Company or a subsidiary of the Company), including the incurrence of guarantees of obligations of parties other than the Company or any of its subsidiaries, which, together with all other indebtedness for borrowed money of the Company and its subsidiaries to be outstanding after such incurrence (and excluding any indebtedness to be repaid with the proceeds of the indebtedness to be incurred), would result in the total indebtedness for borrowed money of the Company and its subsidiaries exceeding 75% of the total consolidated shareholders' equity and long-term debt of the Company and its subsidiaries immediately following such incurrence as set forth on the Company's consolidated financial statements;

(e) any dissolution, liquidation or winding-up of the Company (other than any such transaction in which the Company's shareholders at the time of such transaction on the same proportionate basis become shareholders in an entity which succeeds to all of the Company's assets distributed in such dissolution, liquidation or winding-up);

(f) commencement of any voluntary bankruptcy or similar insolvency proceeding with respect to the Company;

(g) a transaction involving the sale, transfer or other disposition of assets of the Company or other ownership interest in a subsidiary of the Company, or of the share capital of a subsidiary of the Company, the value of which assets or shares exceeds 25% of total consolidated assets of the Company and its subsidiaries, in each case as reflected on

the consolidated financial statements of the Company as of the most recent practicable date prior to the earlier of (i) the consummation of such transaction or (ii) the execution of a definitive agreement with respect to such transaction; PROVIDED THAT this clause (g) shall not apply to any such sales, transfers or dispositions between or among the Company and its subsidiaries or to the creation of pledges or security interests in connection with the incurrence of indebtedness for borrowed money by the Company or any of its subsidiaries;

(h) an amalgamation, merger or consolidation of the Company or any of its subsidiaries with or into any other entity in which the value of the business or assets acquired by the Company, or disposed of by the Company, as the case may be, in such amalgamation, merger or consolidation exceeds U.S.$1 billion; PROVIDED THAT this clause (h) shall not apply to amalgamations, mergers or consolidations solely between or among the Company and its subsidiaries;

(i) the acquisition by the Company or any of its subsidiaries of any class of securities of any person (other than the Company or any of its subsidiaries or securities issued or guaranteed by the U.S. Federal government) if the value of those securities exceeds U.S.$1 billion;

(j) the acquisition by the Company or any of its subsidiaries of substantially all of the assets of any other person or entity (other than the Company or any of its subsidiaries) if the value of those assets exceeds U.S.$1 billion;

(k) the entry by the Company or any of its subsidiaries into any partnership, joint venture, strategic alliance or profit sharing agreement with any person (other than the Company or any of its subsidiaries) if such transaction involves the contribution or other transfer by the Company or such subsidiary of any assets with a value in excess of U.S.$1 billion to any such partnership, venture or similar entity (other than the Company or any such subsidiary); or

(l) any amendment to this Bye-law 45(4).

(5) Notwithstanding subparagraph (1) of this Bye-law, from and after the Public Offering Date the following actions may not be taken, and the following transactions may not be consummated, by the Company or any subsidiary without the approval, at an annual or special general meeting, of Members

representing not less than a majority of the votes cast with respect to such matter; PROVIDED THAT the quorum at such meeting shall be at least two (2) persons present in person or by proxy and representing in person or by proxy not less than 66 2/3% of the total issued and outstanding voting shares in the Company:

(a) any amendment to the following Bye-laws:

(i) Bye-law 14(3);

(ii) Bye-law 14(4) (other than the third, fourth and sixth sentences);

(iii) Bye-law 14(6);

(iv) Bye-law 14(7);

(v) Bye-law 14(9);

(vi) The first sentence of Bye-law 19;

(vii) Bye-law 25;

(viii) Bye-law 31;

(ix) Bye-law 39;

(x) Bye-law 48(3); and

(xi) Bye-law 52(2).

(b) any dissolution, liquidation or winding-up of the Company (other than any such transaction in which the Company's shareholders at the time of such transaction on the same proportionate basis become shareholders in an entity which succeeds to all of the Company's assets distributed in such dissolution, liquidation or winding-up);

(c) commencement of any voluntary bankruptcy or similar insolvency proceeding with respect to the Company;

(d) a transaction involving the sale, transfer or other disposition of assets of the Company or of a subsidiary of the Company, or of the share capital of, or other ownership interest in, a subsidiary of the Company, the value of which assets or shares represents more than 25% of total consolidated assets of the Company and its subsidiaries, in each case as

reflected on the consolidated financial statements of the Company as of the most recent practicable date prior to the earlier of (i) the consummation of such transaction or (ii) the execution of a definitive agreement with respect to such transaction (a "Material Portion of Consolidated Assets"); PROVIDED THAT this clause (d) shall not apply to any such sales, transfers or dispositions between or among the Company and its subsidiaries or the creation of pledges or security interests in connection with the incurrence of indebtedness for borrowed money by the Company or any of its subsidiaries;

(e) an amalgamation, merger or consolidation of the Company or any of its subsidiaries with or into any other entity in which the value of the business or assets acquired by the Company, or disposed of by the Company, as the case may be, exceeds an amount equal to a Material Portion of Consolidated Assets; PROVIDED THAT this clause (e) shall not apply to amalgamations, mergers or consolidations solely between or among the Company and its subsidiaries;

(f) the acquisition by the Company or any of its subsidiaries of any class of securities of any person (other than the Company or any of its subsidiaries or securities issued or guaranteed by the U.S. Federal government) if the value of those securities exceeds an amount equal to a Material Portion of Consolidated Assets;

(g) the acquisition by the Company or any of its subsidiaries of substantially all of the assets of any other person or entity (other than the Company or any of its subsidiaries) if the value of those assets exceeds an amount equal to a Material Portion of Consolidated Assets;

(h) the entry by the Company or any of its subsidiaries into any partnership, joint venture, strategic alliance or profit sharing agreement with any person (other than the Company or any of its subsidiaries) if such transaction involves the contribution or other transfer by the Company or such subsidiary of assets with a value in excess of an amount equal to a Material Portion of Consolidated Assets to any such partnership, venture or similar entity (other than the Company or any such subsidiary); or

(i) any amendment to this Bye-law 45(5).

(6) All amounts referred to in subparagraphs (4) and (5) shall be based on United States dollars and the good faith determination of such values by the Board shall be determinative, other than as to the amounts referred to in subparagraphs (4)(d) and (4)(g) and as to the Material Portion of Consolidated Assets, each of which shall be determined by reference to the Company's consolidated financial statements.

(7) A Member shall be entitled to vote at any general meeting only with respect to shares held by such Member on which such Member has paid all due calls.

46. Voting on show of hands

At any general meeting a resolution put to the vote of the meeting shall, in the first instance, be voted upon by a show of hands and, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to the provisions of these Bye-laws, (a) every Member present in person and every person holding a valid proxy at such meeting shall be entitled to one vote and shall cast such vote by raising his or her hand and (b) every Member participating telephonically, electronically or by means of such other communications facilities as may be permitted pursuant to Bye-law 41, shall be entitled to one vote and shall cast such vote following the procedures specified by the chairman of the meeting.

47. Decision of chairman

At any general meeting a declaration by the chairman of the meeting that a question proposed for consideration has, in accordance with the voting procedures set forth in Bye-law 46, been carried, or carried unanimously, or by a particular majority, or lost, and an entry to that effect in a book containing the minutes of the proceedings of the Company shall, subject to the provisions of these Bye-laws, be conclusive evidence of that fact.

48. Demand for a poll; Pre-IPO Boards to be elected by a poll

(1) Notwithstanding the provisions of the immediately preceding two Bye-laws, at any general meeting of the Company, in respect of any question proposed for the consideration of the Members (whether before or on the declaration of the result of a show of hands as provided for in these Bye-laws), a poll may be demanded by any of the following persons:

(a) the chairman of such meeting; or

(b) at least three Members present in person or represented by proxy; or

(c) any Member or Members present in person or represented by proxy and holding between them not less than one-tenth of the total voting rights of all the Members having the right to vote at such meeting; or

(d) any Member or Members present in person or represented by proxy holding shares in the Company conferring the right to vote at such meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all such shares conferring such right.

The chairman of such meeting shall require a poll with respect to any action as to which these Bye-laws require approval by not less than a specified percentage of the voting power of all outstanding Ordinary Shares.

For purposes of the foregoing subparagraphs (1)(b), (c) and (d), a Member who participates telephonically, electronically or by means of such other communications facilities as may be permitted pursuant to Bye-law 41 shall be deemed to be present in person.

(2) In connection with an election of Directors by the Members to the Initial Board and any Subsequent Board prior to the Public Offering Date, voting shall be by poll and in such election a person present at the meeting shall be entitled to cast a number of votes equal to the product of (a) the number of shares of which such person is the registered owner on the record date established by the Board for such meeting or for which such person holds a valid proxy from the registered owner on such record date and (b) the number of Directors to be elected at such meeting. Such person may cast all or any portion of such total number of votes for any one or more candidates for election to the Board of Directors. After the Public Offering Date, voting shall be by poll only if a poll is demanded in accordance with the provisions of subparagraph (1) of this Bye-law.

(3) Where, in accordance with the provisions of subparagraph (1) of this Bye-law, a poll is demanded, subject to any rights or restrictions for the time being lawfully attached to any class of shares and subject to the provisions of these Bye-laws (including Bye-law 48(2) with respect to the election of Directors prior to the Public Offering Date), every person present at such meeting shall have one vote for each share of which such person is the registered owner on the record date established by the Board for such meeting or for which such person holds a valid proxy from the registered owner on such record date and such vote shall be counted in the manner set out in subparagraph (4) of this Bye-law or, in the case of a general meeting at which one or more Members are participating telephonically, electronically or by means of such other

communications facilities as may be permitted by Bye-law 41, in such manner as the chairman of the meeting may direct and the result of such poll shall be deemed to be the resolution of the meeting at which the poll was demanded and shall replace any previous resolution upon the same matter which has been the subject of a show of hands.

(4) A poll demanded in accordance with the provisions of subparagraph (1) of this Bye-law, for the purpose of electing a chairman of the meeting or on a question of adjournment, shall be taken forthwith and a poll demanded on any other question shall be taken in such manner and at such time at such meeting as the Chairman (or acting chairman) may direct and any business other than that upon which a poll has been demanded may be proceeded with pending the taking of the poll.

(5) Where a vote is taken by poll, each person (a) present and entitled to vote shall be furnished with a ballot paper on which such person shall record his or her vote and such ballot paper shall be signed or initialled or otherwise marked so as to identify the voter and the registered holder in the case of a proxy and (b) participating telephonically, electronically or by means of such other communications facilities as may be permitted pursuant to Bye-law 41 and entitled to vote shall follow the procedures determined by the chairman of the meeting to record his or her vote, having regard to the nature of the question on which the vote is taken. At the conclusion of the poll, the ballot papers and submissions by holders participating telephonically, electronically or by means of such other communications facilities shall be examined and counted by a committee of not less than two Members or proxy holders appointed by the chairman for the purpose and the result of the poll shall be declared by the chairman.

49. Seniority of joint holders voting

In the case of joint holders the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of the other joint holders, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Members.

50. Instrument of proxy

The instrument appointing a proxy shall be (a) in writing in the form, or as near thereto as circumstances admit, of Form "A" in the Schedule hereto (or such other form as the chairman of the general meeting shall accept), under the hand of the appointor or of the appointor's attorney duly authorised in writing, or if the appointor is a corporation, either under its seal, or under the hand of a duly authorised officer or attorney or (b) in electronic format, with specifications as to form and procedures relating to acknowledgement, execution and delivery as

shall be determined by the Company. The decision of the chairman of any general meeting as to the validity of any instrument of proxy shall be final.

51. Representation of corporations at meetings

A corporation which is a Member may, by written instrument, authorise such person or persons as it thinks fit to act as its representative(s) at any meeting of the Members and the person or persons so authorised shall be entitled to exercise the same powers on behalf of the corporation which such person or persons represent as that corporation could exercise if it were an individual Member. Notwithstanding the foregoing, the chairman of the meeting may accept such assurances as he or she thinks fit as to the right of any person or persons to attend and vote at general meetings on behalf of a corporation which is a Member.

SHARE CAPITAL AND SHARES

52. Rights of shares

(1) Subject to any resolution of the Members to the contrary and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the share capital of the Company shall be divided into shares of two classes: (i) prior to the Public Offering Date, 216,666,666 2/3 ordinary shares of par value U.S.$3.00 each (the "Ordinary Shares") and, effective on the Public Offering Date, increased to 250,000,000 such shares and (ii) 2,500,000 preference shares of par value U.S.$3.00 each issuable under Bye-law 52(3) in connection with the Member Protection Rights Plan (the "Rights Plan Preference Shares"). Rights Plan Preference Shares cannot be issued other than in connection with the Member Protection Rights Plan.

(2) The holders of the Ordinary Shares shall, subject to the provisions of these Bye-laws:

(a) be entitled to one vote per share;

(b) be entitled to such dividends as the Board may from time to time declare;

(c) in the event of a winding-up or dissolution of the Company, whether voluntary or involuntary or for the purpose of a reorganisation or otherwise or upon any distribution of capital, be entitled to the surplus assets of the Company; and

(d) generally be entitled to enjoy all of the rights attaching to shares.

(3) The designations and the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, of the Rights Plan Preference Shares that may be issued pursuant to the rights issuable under the Member Protection Rights Plan are as follows:

(a) The distinctive serial designation of this series shall be "Participating Preference Shares" (hereinafter called "this Series"). Each share of this Series shall be identical in all respects with the other shares of this Series except as to the dates from and after which dividends thereon shall be cumulative.

(b) The number of shares in this Series shall initially be 1,666,666 2/3, which number may from time to time be increased or decreased (but not below the number then outstanding) by the Board. Shares of this Series purchased by the Company shall be cancelled and shall revert to authorised but unissued Preference Shares undesignated as to series. Shares of this Series may be issued in fractional shares which are whole number multiples of one one-hundredth of a share, which fractional shares shall entitle the holder, in proportion to such holder's fractional share, to all rights of a holder of a whole share of this Series.

(c) The holders of full or fractional shares of this Series shall be entitled to receive, when and as declared by the Board, but only out of funds legally available therefor, dividends, (i) on each date that dividends or other distributions (other than dividends or distributions payable in Ordinary Shares of the Company) are payable on or in respect of Ordinary Shares comprising part of the Reference Package (as defined below), in an amount per whole share of this Series equal to the aggregate amount of dividends or other distributions (other than dividends or distributions payable in Ordinary Shares of the Company) that would be payable on such date to a holder of the Reference Package and (ii) on the last day of March, June, September and December in each year, in an amount per whole share of this Series equal to the excess (if any) of (A) an amount equal to 1/4 of 1% of the Exercise Price (as defined in the Member Protection Rights Plan) of a Right (as defined in the Member Protection Rights Plan) divided by the number of shares of Rights Plan

Preference Shares purchasable upon exercise of one such Right, over (B) the aggregate dividends paid per whole share of this Series during the three month period ending on such last day. Each such dividend shall be paid to the holders of record of shares of this Series on the date, not exceeding sixty days preceding such dividend or distribution payment date, fixed for the purpose by the Board in advance of payment of each particular dividend or distribution. Dividends on each full and each fractional share of this Series shall be cumulative from the date such full or fractional share is originally issued; PROVIDED THAT any such full or fractional share originally issued after a dividend record date and on or prior to the dividend payment date to which such record date relates shall not be entitled to receive the dividend payable on such dividend payment date or any amount in respect of the period from such original issuance to such dividend payment date.

The term "Reference Package" shall initially mean 100 Ordinary Shares of the Company. In the event the Company shall at any time after the close of business on the Separation Time (as defined in the Member Protection Rights Plan) (i) declare or pay a dividend on any Ordinary Shares payable in Ordinary Shares, (ii) subdivide any Ordinary Shares or (iii) combine any Ordinary Shares into a smaller number of shares, then and in each such case the Reference Package after such event shall be the Ordinary Shares that a holder of the Reference Package immediately prior to such event would hold thereafter as a result thereof.

Holders of shares of this Series shall not be entitled to any dividends, whether payable in cash, property or shares, in excess of full cumulative dividends, as herein provided on this Series.

So long as any shares of this Series are outstanding, no dividend (other than a dividend in Ordinary Shares) shall be declared or paid or set aside for payment or other distribution declared or made upon the Ordinary Shares or upon any other shares ranking junior to this Series as to dividends or upon liquidation, unless the full cumulative dividends (including the dividend to be paid upon payment of such dividend or other distribution) on all outstanding shares of this Series shall have been, or shall contemporaneously be, paid. When dividends are not paid in full upon this

Series, all dividends declared upon shares of this Series shall be declared pro rata so that in all cases the amount of dividends declared per share on this Series shall bear to each other the same ratio that accumulated dividends per share on the shares of the Series bear to each other. The Ordinary Shares shall not be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Company (except by conversion into or exchange for Ordinary Shares), unless the full cumulative dividends (including the dividend to be paid upon payment of such dividend, distribution, redemption, purchase or other acquisition) on all outstanding shares of this Series shall have been, or shall contemporaneously be, paid.

(d) In the event of any amalgamation, merger, consolidation, reclassification or other transaction in which the Ordinary Shares are exchanged for or changed into other shares or securities, cash and/or any other property, then in any such case the shares of this Series shall at the same time be similarly exchanged or changed in an amount per whole share equal to the aggregate amount of shares, securities, cash and/or any other property (payable in kind), as the case may be, that a holder of the Reference Package would be entitled to receive as a result of such transaction.

(e) In the event of any liquidation, dissolution or winding up of the affairs of the Company, whether voluntary or involuntary, the holders of full and fractional shares of this Series shall be entitled, before any distribution or payment is made on any date to the holders of the Ordinary Shares, to be paid in full an amount per whole share of this Series equal to the greater of (i) the product of 100 and the Exercise Price (as defined in the Member Protection Rights Plan) of a Right (as defined in the Member Protection Rights Plan) or (ii) the aggregate amount distributed or to be distributed in connection with such liquidation, dissolution or winding up to a holder of the Reference Package (such greater amount being referred to as the "Liquidation Preference"), together with accrued dividends to such distribution or payment date, whether or not earned or declared. If such payment shall have been made in full to all holders of shares of this Series, the holders of shares of this Series as such shall have no right or claim to any of the remaining assets of the Company.

Upon the liquidation, dissolution or winding up of the Company, the holders of shares of this Series then outstanding shall be entitled to be paid out of assets of the Company available for distribution to its Members all amounts to which such holders are entitled pursuant to the first paragraph of this Bye-law 52(3)(e) before any payment shall be made to the holders of Ordinary Shares or any other shares of the Company ranking junior upon liquidation to this Series.

For the purposes of this subparagraph (e), the amalgamation, consolidation or merger of, or binding statutory share exchange by, the Company with any other Company shall not be deemed to constitute a liquidation, dissolution or winding up of the Company.

(f) The shares of this Series shall not be redeemable.

(g) In addition to any other vote or consent of the Members required by law or by the Memorandum of Association of the Company, and except as otherwise required by law, each share (or fraction thereof) of this Series shall, on any matter, vote as a class with any other share capital comprising part of the Reference Package and shall have the number of votes thereon that a holder of the Reference Package would have.

53. Power to issue shares and rights

(1) Subject to these Bye-laws and to any resolution of the Members to the contrary and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, the Board shall have power to issue any unissued Ordinary Shares of the Company on such terms and conditions as it may determine and to issue Rights Plan Preference Shares on the terms and conditions contemplated by Bye-law 52(3) and the Member Protection Rights Plan or as the Company may from time to time by resolution of the Members prescribe.

(2) The Board shall, in connection with the issue of any share, have the power to pay such commission and brokerage as may be permitted by law.

(3) The Company shall not give, whether directly or indirectly, whether by means of loan, guarantee, provision of security or otherwise, any financial assistance for the purpose of a purchase or subscription made or to be made by any person of or for any shares in the Company, but nothing in this Bye-law shall prohibit transactions mentioned in Sections 39A, 39B and 39C of the Act.

(4) The Company may from time to time do any one or more of the following things:

(a) make arrangements on the issue of shares for a difference between the Members in the amounts and times of payments of calls on their shares;

(b) accept from any Member the whole or a part of the amount remaining unpaid on any shares held by him, although no part of that amount has been called up;

(c) pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others; and

(d) issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the foregoing) the right to vote, to receive dividends and distributions and to participate in a winding up.

(5) The Company may, from time to time, by action of the Board, issue rights to its Members entitling such Members to acquire shares of the Company or any other entity, including pursuant to the Members Protection Rights Plan.

54. Variation of rights; alteration of share capital; purchase of shares of the Company; limitation on share ownership

(1) Subject to the provisions of Sections 42 and 43 of the Act, any preference shares may be issued or converted into shares that, at a determinable date or at the option of the Company, are liable to be redeemed on such terms and in such manner as the Company before the issue or conversion may by resolution of the Members determine.

(2) If at any time the share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of issue of the shares of that class) may, whether or not the Company is being wound-up, be varied with the consent in writing of the holders of three-fourths of the issued shares of that class or with the sanction of a resolution passed by a majority of the votes cast at a separate general meeting of the holders of the shares of that class in accordance with Section 47(7) of the Act. The rights conferred upon the holders of the shares of any class issued with preferred or other rights shall not, unless otherwise expressly provided by the terms of issue

of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking *pari passu* therewith.

(3) The Company may from time to time if authorised by resolution of the Members change the currency denomination of, increase, alter or reduce its share capital in accordance with the provisions of Sections 45 and 46 of the Act. Where, on any alteration of share capital, fractions of shares or some other difficulty would arise, the Board may deal with or resolve the same in such manner as it thinks fit including, without limiting the generality of the foregoing, the issue to Members, as appropriate, of fractions of shares and/or arranging for the sale or transfer of the fractions of shares of Members.

(4) The Company may from time to time purchase its own shares in accordance with the provisions of Section 42A of the Act.

(5) On or prior to the Public Offering Date, and subject to subsection (a) below, no Member, individually or collectively with its Affiliates, may (i) Beneficially Own or acquire Beneficial Ownership of, more than fifteen percent (15%) of the total number of issued and outstanding Voting Shares, or (ii) possess or acquire the right to vote, or the right to direct the voting of, more than fifteen percent (15%) of the total voting power of the issued and outstanding Voting Shares, in either case other than by means of the acquisition or redemption by the Company of Voting Shares (the "15% Limit").

(a) The 15% Limit does not apply to the Grandfathered Interest of any Grandfathered Member(s) as long as any such interest is held by a Grandfathered Member, any person or entity that directly or indirectly owns a majority of the equity interests in a Grandfathered Member ("Parent Company"), any person or entity of which a Grandfathered Member directly or indirectly owns a majority of the equity interests (a "Subsidiary Company"), and/or any person or entity of which a Parent Company directly or indirectly owns a majority of the equity interests (a "Sibling Company"), but would apply to any Voting Shares that the Grandfathered Member Beneficially Owns that are not part of its Grandfathered Interest and which, together with its Grandfathered Interest, would put the Grandfathered Member above the 15% Limit. Any such holder shall remain entitled to and may exercise and enjoy any and all of its voting, economic and other ownership interests with respect to its Grandfathered Interest; PROVIDED, HOWEVER, THAT, any purchaser or assignee of all or part of such Grandfathered Interest may not Beneficially Own Voting Shares in excess of the 15% Limit, including the Grandfathered Interest, unless such

purchaser or assignee is a Parent Company, a Subsidiary Company or a Sibling Company with respect to such Grandfathered Member, in which case it may exceed the 15% Limit but only if all Voting Shares that it Beneficially Owns are part of the Grandfathered Interest. It is the intention of this Bye-law 54(5)(a) that a party that is unaffiliated with a person who is a Grandfathered Member on the date these Bye-laws are adopted may not acquire Beneficial Ownership of Voting Shares that exceed the 15% Limit by virtue of becoming a Parent Company, Subsidiary Company or Sibling Company unless such person succeeds (through one or more transactions) to at least 75% of the assets of the person who, on the date these Bye-laws are adopted, is a Grandfathered Member.

(b) "Grandfathered Interest" means any Voting Shares that any Grandfathered Member, individually or collectively with its Affiliates, Beneficially Owns or possesses voting rights with respect to as of the date these Bye-laws are adopted, as well as any Voting Shares of the Company that any Grandfathered Member, or any of its Affiliates, acquires, or has the right to acquire, as a result of a Company Action after the time such Member became a Grandfathered Member or owned a Grandfathered Interest.

(c) "Grandfathered Member(s)" means any person or entity who, as of the date these Bye-laws are adopted, individually or collectively with its Affiliates, (i) Beneficially Owns more than fifteen percent (15%) of the total number of issued and outstanding Voting Shares, or (ii) possesses the right to vote, or the right to direct the voting of, more than fifteen percent (15%) of the total voting power of the issued and outstanding Voting Shares. Grandfathered Member(s) also includes (i) any Parent Company, any Subsidiary Company and any Sibling Company, and (ii) any other person or entity who, as a result of any acquisition, merger or reorganisation of a Grandfathered Member described in the preceding sentence, or of a Parent Company which is the owner of, directly or indirectly, not less than 75% of the assets (measured by market value) of such a Grandfathered Member, or of a Subsidiary Company to which such a Grandfathered Member has transferred not less than 75% of its assets (measured by market value) and all or a portion of the Grandfathered Interest, or of a Sibling Company to which such a Grandfathered Member has transferred not less than

75% of its assets (measured by market value) and all or a portion of the Grandfathered Interest, directly or indirectly acquires the ownership or voting interest in the Company of such Grandfathered Member, Parent Company, Subsidiary Company or Sibling Company.

(d) "Company Action" means any issuance by the Company of additional Voting Shares (i) if such issuance is, or is effected pursuant to an offer that is, made on a pro rata basis to all holders of Ordinary Shares including, without limitation, as a dividend, distribution or other payment paid or made on its Ordinary Shares, or as a result of a share split or reclassification of securities by, or a recapitalisation or reorganisation of, the Company, (ii) in a transaction which the Directors who are Disinterested Directors have approved and have determined to be a Company Action, or (iii) pursuant to the issuance of Voting Shares upon exercise of rights under the Member Protection Rights Plan.

(e) Notwithstanding anything to the contrary in this Bye-law 54(5), if any Member (the "Excess Shares Member") or any of its Affiliates has Beneficial Ownership of Ordinary Shares in excess of the 15% Limit (unless permitted by Bye-law 54(5)(a)) other than shares which are acquired by the Member or its Affiliates as a result of a Company Action (the "Excess Shares"):

(i) neither the Excess Shares Member nor any of its Affiliates may exercise or enjoy any voting, economic, or other rights with respect to such Excess Shares;

(ii) the Excess Shares Member shall immediately take all actions to divest its interest in such Excess Shares; and

(iii) all Excess Shares Beneficially Owned by the Excess Shares Member and its Affiliates shall be deemed to be present at any general or special meeting of Members and shall be deemed to be voted in favour of or against any matter or proposal brought before such meeting in the same proportion as the votes are actually cast for or against such matter or proposal in respect of shares owned by Members other than the Excess Shares Member and its Affiliates.

(f) Notwithstanding anything to the contrary in the Bye-laws of the Company, the affirmative vote of any Grandfathered Member(s) who continue(s) to Beneficially Own and own as of record a Grandfathered Interest in excess of the 15% Limit shall be required to alter, amend or repeal paragraphs (a) to (f) of this Bye-law 54(5), or to adopt any Bye-law inconsistent therewith.

55. Registered holder of shares

(1) The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable or other claim to, or interest in, such share on the part of any other person.

(2) Any dividend, interest or other moneys payable in cash in respect of shares may be paid by cheque or draft sent through the post directed to the Member at such Member's address in the Register of Members or, in the case of joint holders, to such address of the holder first named in the Register of Members, or to such person and to such address as the holder or joint holders may in writing direct. If two or more persons are registered as joint holders of any shares any one can give an effectual receipt for any dividend paid in respect of such shares.

56. Death of a joint holder

Where two or more persons are registered as joint holders of a share or shares then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to the said share or shares and the Company shall recognise no claim in respect of the estate of any joint holder except in the case of the last survivor of such joint holders.

57. Share certificates

(1) Every Member shall be entitled to a certificate under the seal of the Company (or a facsimile thereof) specifying the number and, where appropriate, the class of shares held by such Member and whether the same are fully paid up and, if not, how much has been paid thereon. The Board may by resolution determine, either generally or in a particular case, that any or all signatures on certificates may be printed thereon or affixed by mechanical means.

(2) The Company shall be under no obligation to complete and deliver a share certificate unless specifically called upon to do so by the person to whom such shares have been allotted.

(3) If any such certificate shall be proved to the satisfaction of the Board to have been worn out, lost, mislaid or destroyed the Board may cause a new certificate to be issued and request an indemnity for the lost certificate if it sees fit.

58. Calls on shares

(1) The Board may from time to time make such calls as it thinks fit upon the Members in respect of any monies unpaid on the shares allotted to or held by such Members and, if a call is not paid on or before the day appointed for payment thereof, the Member may at the discretion of the Board be liable to pay the Company interest on the amount of such call at such rate as the Board may determine, from the date when such call was payable up to the actual date of payment. The joint holders of a share shall be jointly and severally liable to pay all calls in respect thereof.

(2) The Board may, on the issue of shares, differentiate between the holders as to the amount of calls to be paid and the times of payment of such calls.

(3) Shares issued pursuant to the Restructuring Agreement are fully paid and are not subject to any calls.

59. Forfeiture of shares

(1) If any Member fails to pay, on the day appointed for payment thereof, any call in respect of any share allotted to or held by such Member, the Board may, at any time thereafter during such time as the call remains unpaid, direct the Secretary to forward to such Member a notice in the form, or as near thereto as circumstances admit, of Form "B" in the Schedule hereto.

(2) If the requirements of such notice are not complied with, any such share may at any time thereafter before the payment of such call and the interest due in respect thereof be forfeited by a resolution of the Board to that effect, and such share shall thereupon become the property of the Company and may be disposed of as the Board shall determine.

(3) A Member whose share or shares have been forfeited as aforesaid shall, notwithstanding such forfeiture, be liable to pay to the Company all calls owing on such share or shares at the time of the forfeiture and all interest due thereon.

REGISTER OF MEMBERS

60. Contents of Register of Members

The Board shall cause to be kept in one or more books a Register of Members and shall enter therein the particulars required by the Act.

61. Inspection of Register of Members

The Register of Members shall be open to inspection at the registered office of the Company on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each business day be allowed for inspection. The Register of Members may, after notice has been given by advertisement in an appointed newspaper to that effect, be closed for any time or times not exceeding in the whole thirty days in each year.

62. Determination of record dates

Notwithstanding any other provision of these Bye-laws, the Board may fix any date as the record date for:

(1) determining the Members entitled to receive any dividend; and

(2) determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

TRANSFER OF SHARES

63. Instrument of transfer

(1) Subject to any additional requirement set forth in the Shareholders Agreement, an instrument of transfer shall be in the form or as near thereto as circumstances admit of Form "C" in the Schedule hereto or in such other common form as the Board may accept. Such instrument of transfer shall be signed by or on behalf of the transferor and transferee, PROVIDED THAT in the case of a fully paid share, the Board may accept the instrument signed by or on behalf of the transferor alone. The transferor shall be deemed to remain the holder of such share until the same has been transferred to the transferee in the Register of Members.

(2) The Board may refuse to recognise any instrument of transfer unless it is accompanied by the certificate in respect of the shares to which it relates and by such other evidence as the Board may reasonably require to show the right of the transferor to make the transfer.

64. Transfers by joint holders

The joint holders of any share or shares may transfer such share or shares to one or more of such joint holders, and the surviving holder or holders of any share or shares previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

TRANSMISSION OF SHARES

65. Representative of deceased Member

In the case of the death of a Member, the survivor or survivors where the deceased Member was a joint holder, and the legal personal representatives of the deceased Member where the deceased Member was a sole holder, shall be the only persons recognised by the Company as having any title to the deceased Member's interest in the shares. Nothing herein contained shall release the estate of a deceased joint holder from any liability in respect of any share which had been jointly held by such deceased Member with other persons. Subject to the provisions of Section 52 of the Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may in its absolute discretion decide as being properly authorised to deal with the shares of a deceased Member.

66. Registration on death or bankruptcy

Any person becoming entitled to a share in consequence of the death or bankruptcy of any Member may be registered as a Member upon such evidence as the Board may deem sufficient or may elect to nominate some person to be registered as a transferee of such share, and in such case the person becoming entitled shall execute in favour of such nominee an instrument of transfer in the form, or as near thereto as circumstances admit, of Form "D" in the Schedule hereto. On the presentation thereof to the Board, accompanied by such evidence as the Board may require to prove the title of the transferor, the transferee shall be registered as a Member but the Board shall, in either case, have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member's death or bankruptcy, as the case may be.

DIVIDENDS AND OTHER DISTRIBUTIONS

67. Declaration of dividends by the Board

The Board may, subject to these Bye-laws and in accordance with Section 54 of the Act, declare a dividend to be paid to the Members, in proportion to the number of shares held by them, and such dividend may be paid in cash or wholly

or partly in specie, in which case the Board may fix the value for distribution in specie, of any assets.

68. Other distributions

The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company.

69. Reserve fund

The Board may from time to time before declaring a dividend set aside, out of the surplus or profits of the Company, such sum as it thinks proper as a reserve to be used to meet contingencies or for equalising dividends or for any other special purpose.

70. Deduction of amounts due to the Company

The Board may deduct from the dividends or distributions payable to any Member all monies due from such Member to the Company on account of outstanding calls on shares that are not fully paid.

CAPITALISATION

71. Issue of bonus shares

The Board may resolve to capitalise any part of the amount for the time being standing to the credit of any of the Company's share premium or other reserve accounts or to the credit of the profit and loss account or otherwise available for distribution by applying such sum in paying up unissued shares to be allotted as fully paid bonus shares pro rata to the Members.

The Company may capitalise any sum standing to the credit of a reserve account or sums otherwise available for dividend or distribution by applying such amounts in paying up in full partly paid shares of those Members who would have been entitled to such sums if they were distributed by way of dividend or distribution.

ACCOUNTS AND FINANCIAL STATEMENTS

72. Records of account

The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

(a) all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

(b) all sales and purchases of goods by the Company; and

(c) the assets and liabilities of the Company.

Such records of account shall be kept at the registered office of the Company or, subject to Section 83(2) of the Act, at such other place as the Board thinks fit and shall be available for inspection by the Directors during normal business hours.

73. Financial year end

The Board may determine, from time to time, by resolution, the financial year end of the Company (including as to its first financial year) and, failing such resolution, the financial year end of the Company shall be 31st December in each year.

74. Financial statements

Subject to any rights to waive laying of accounts pursuant to Section 88 of the Act, financial statements as required by the Act shall be laid before the Members in general meeting.

AUDIT

75. Appointment of Auditor

Subject to Section 88 of the Act, at the annual general meeting or at a subsequent special general meeting in each year, an independent representative of the Members shall be appointed by them as Auditor of the accounts of the Company. Such Auditor may be a Member but no Director, Officer or employee of the Company shall, during his or her continuance in office, be eligible to act as an Auditor of the Company.

76. Remuneration of Auditor

The remuneration of the Auditor shall be fixed by the Company in general meeting or in such manner as the Members may determine.

77. Vacation of office of Auditor

If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by the Auditor becoming incapable of acting by reason of illness or other disability at a time when the Auditor's services are required, the Board shall, as soon as practicable, convene a special general meeting to fill the vacancy thereby created.

78. Access to books of the Company

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Directors or Officers of the Company for any information in their possession relating to the books or affairs of the Company.

79. Report of the Auditor

(1) Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to Section 88 of the Act, the accounts of the Company shall be audited at least once in every year.

(2) Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to Section 88 of the Act, the financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting.

(3) The generally accepted auditing standards referred to in subparagraph (2) of this Bye-law may be those of a country or jurisdiction other than Bermuda. If so, the financial statements and the report of the Auditor must disclose this fact and name such country or jurisdiction.

NOTICES

80. Notices to Members of the Company

A notice may be given by the Company to any Member either by delivering it to such Member in person or by sending it to such Member's address in the Register of Members or to such other address given for the purpose. For the purposes of this Bye-law, a notice may be sent by mail, courier service, cable, telex, telecopier, facsimile or other mode of representing words in a legible and non-transitory form.

81. Notices to joint Members

Any notice required to be given to a Member shall, with respect to any shares held jointly by two or more persons, be given to whichever of such persons is named first in the Register of Members and notice so given shall be sufficient notice to all the holders of such shares.

82. Service and delivery of notice

Any notice shall be deemed to have been served at the time when the same would be delivered in the ordinary course of transmission and, in proving such service, it shall be sufficient to prove that the notice was properly addressed and prepaid, if posted, and the time when it was posted, delivered to the courier or to the cable company or transmitted by telex, facsimile or other method, as the case may be.

SEAL OF THE COMPANY

83. The seal

The seal of the Company shall be in such form as the Board may from time to time determine. The Board may adopt one or more duplicate seals for use outside Bermuda.

84. Manner in which seal is to be affixed

The seal of the Company shall not be affixed to any instrument except attested by the signature of a Director and the Secretary or any two Directors, or any person appointed by the Board for the purpose, PROVIDED THAT any Director, Officer or Resident Representative may affix the seal of the Company attested by such Director's, Officer's or Resident Representative's signature to any authenticated copies of these Bye-laws, the incorporating documents of the Company, the minutes of any meetings or any other documents required to be authenticated by such Director, Officer or Resident Representative.

WINDING-UP

85. Winding-up/distribution by liquidator

If the Company shall be wound up the liquidator may, with the sanction of a resolution of the Members, divide amongst the Members in specie or in kind the whole or any part of the assets of the Company (whether they shall consist of property of the same kind or not) and may, for such purpose, set such value as he or she deems fair upon any property to be divided as aforesaid and may determine how such division shall be carried out as between the Members or different classes of Members. The liquidator may, with the like sanction, vest the whole or any part of such assets in trustees upon such trusts for the benefit of the Members as the liquidator shall think fit, but so that no Member shall be compelled to accept any shares or other securities or assets whereon there is any liability.

MEMBER PROTECTION RIGHTS PLAN

86. Authorisation of Member Protection Rights Plan

The Board is authorised and directed to enter into the Member Protection Rights Plan which shall become effective on the Public Offering Date and to take all actions and make all determinations reserved to the Board therein.

CERTAIN BUSINESS COMBINATIONS

87. Certain Business Combinations

(1) The vote of Members required to approve any Business Combination shall be as set forth in this Bye-law 87. For purposes of this Bye-law, the term "Business Combination" shall have the meaning ascribed to it in Bye-law 87(1)(b) and each other capitalised term shall have the meaning ascribed to it in Bye-law 87(3) and Bye-law 1.

(a) In addition to any affirmative vote required by law or these Bye-laws, and except as otherwise expressly provided in Bye-law 87(2):

(i) any amalgamation, merger, consolidation or binding share exchange of the Company or any Subsidiary with (i) any Interested Member or (ii) any other person (whether or not itself an Interested Member) which is, or after such amalgamation, merger, consolidation or binding share exchange would be, an Affiliate of an Interested Member; or

(ii) any sale, lease, exchange, charge, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Member or an Affiliate of any Interested Member of assets of the Company or any Subsidiary having an aggregate Fair Market Value of U.S.$25,000,000 or more; or

(iii) the issuance or transfer by the Company or any Subsidiary (in one transaction or a series of transactions) of any securities of the Company or any Subsidiary to any Interested Member or any Affiliate of any Interested Member in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of U.S.$25,000,000 or more, other than the issuance of

securities upon the conversion of convertible securities of the Company or any Subsidiary which were not acquired by such Interested Member (or such Affiliate) from the Company or a Subsidiary; or

(iv) the adoption of any plan or proposal for the liquidation or dissolution of the Company proposed by or on behalf of an Interested Member or any Affiliate of any Interested Member; or

(v) any transaction involving the Company or any Subsidiary (whether or not with or into or otherwise involving an Interested Member), and including, without limitation, any reclassification of securities (including any reverse share split), or recapitalisation or reorganisation of the Company, or any amalgamation, merger or consolidation of the Company with any of its Subsidiaries or any self tender offer for or repurchase of securities of the Company by the Company or any Subsidiary or any other transaction (whether or not with or into or otherwise involving an Interested Member), which in any such case has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity securities or securities convertible into equity securities of the Company or any Subsidiary which is directly or indirectly Beneficially Owned by an Interested Member or any Affiliate of any Interested Member;

shall require the affirmative vote of the holders of at least 75 percent of the combined voting power of the Voting Shares then issued and outstanding, in each case voting together as a single class (it being understood that for purposes of this Bye-law 87 each Voting Share shall have the number of votes granted to it pursuant to these Bye-laws), which shall include the affirmative vote of at least two-thirds (2/3) of the combined voting power of the Voting Shares issued and outstanding held by Members other than the Interested Member. Such affirmative vote shall be required notwithstanding any provision of law or any other provision of these Bye-laws or any agreement with any securities exchange or otherwise which might permit a lesser vote or no vote and in addition to any affirmative vote required of the

holders of any class or series of Voting Shares pursuant to law or these Bye-laws.

(b) The term "Business Combination" as used in this Bye-law 87 shall mean any transaction that is referred to in any one or more clauses (i) through (v) of subparagraph (1)(a) of this Bye-law 87.

(2) The provisions of paragraph (1)(a) of this Bye-law 87 shall not be applicable to any particular Business Combination, and a Business Combination shall require only such affirmative vote of the Members as may be required by law, any other provision of these Bye-laws and any agreement with any securities exchange, if, in the case of a Business Combination that does not involve any cash or other consideration being received by the Members of the Company, solely in their respective capacities as Members of the Company, the condition specified in the following paragraph (a) is met, or, in the case of any other Business Combination, the conditions specified in the following paragraph (a) or the conditions specified in the following paragraph (b) are met:

(a) such Business Combination shall have been approved by a majority of the Disinterested Directors or by one or more Officers of the Company specifically authorised in writing by a majority of the Disinterested Directors to consider and approve such Business Combination for purposes of this Bye-law 87; or

(b) each of the four conditions specified in the following clauses (i) through (iv) shall have been met:

(i) the aggregate amount of the cash and the Fair Market Value as of the Consummation Date of any consideration other than cash to be received per share by holders of Ordinary Shares and Rights Plan Preference Shares, if any, in such Business Combination shall be at least equal to the highest of the following (it being intended that the requirements of this clause (b)(i) shall be required to be met with respect to all Ordinary Shares and Rights Plan Preference Shares, if any, outstanding, whether or not the Interested Member has acquired any Ordinary Shares or Rights Plan Preference Shares):

(A) if applicable, the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers' fees) paid in order to acquire any

Ordinary Shares Beneficially Owned by the Interested Member which were acquired beneficially by such Interested Member (x) within the two-year period immediately prior to the Announcement Date or (y) in the transaction in which it became an Interested Member, whichever is higher; or

(B) the Fair Market Value per Ordinary Share on the Announcement Date or on the Determination Date, whichever is higher; or

(C) the amount which bears the same percentage relationship to the Fair Market Value of the Ordinary Shares on the Announcement Date as the highest per share price determined in clause (b)(i)(A) above bears to the Fair Market Value of the Ordinary Shares on the date of the commencement of the acquisition of the Ordinary Shares by such Interested Member; and

(ii) the consideration to be received by holders of Ordinary Shares or Rights Plan Preference Shares shall be in cash or in the same form as was previously paid in order to acquire beneficially Ordinary Shares that are Beneficially Owned by the Interested Member and, if the Interested Member Beneficially Owns Ordinary Shares that were acquired with varying forms of consideration, the form of consideration to be received by each holder of Ordinary Shares or Rights Plan Preference Shares shall be, at the option of such holder, either cash or the form used by the Interested Member to acquire beneficially the largest number of Ordinary Shares beneficially acquired by it prior to the Announcement Date; and

(iii) after such Interested Member has become an Interested Member and prior to the consummation of such Business Combination:

(A) such Interested Member shall not have become the Beneficial Owner of any additional Voting Shares of the Company, except as part of the transaction in which it became an Interested Member or upon conversion of convertible securities acquired by it prior to becoming an Interested Member or a result of a pro rata bonus issue or subdivision of shares; and

(B) such Interested Member shall not have received the benefit, directly or indirectly (except proportionately as a Member), of any loans, advances, guarantees, pledges or other financial assistance or tax credits or other tax advantages provided by the Company or any Subsidiary, whether in anticipation of or in connection with such Business Combination or otherwise; and

(C) such Interested Member shall not have caused any material change in the Company's business or capital structure, including, without limitation, the issuance of shares of the Company to any third party; and

(D) there shall have been (x) no failure to declare and pay at the regular date therefor the full amount of dividends (whether or not cumulative) on any outstanding Rights Plan Preference Shares except as approved by a majority of the Disinterested Directors, (y) no reduction in the annual rate of dividends paid on Ordinary Shares (except as necessary to reflect any subdivision of the Ordinary Shares), except as approved by a majority of the Disinterested Directors and (z) an increase in such annual rate of dividends (as necessary to prevent any such reduction) in any event of any

reclassification (including any reverse share split), recapitalisation, reorganisation, self tender offer or any similar transaction which has the effect of reducing the number of Ordinary Shares issued and outstanding, unless the failure so to increase such annual rate was approved by a majority of the Disinterested Directors; and

(iv) a proxy or information statement describing the proposed Business Combination and complying as to substantive disclosure with the requirements of the United States Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules and regulations), whether or not the Company is then subject to such requirements, shall be mailed by and at the expense of the Interested Member at least thirty days prior to the Consummation Date of such Business Combination to the public Members of the Company (whether or not such proxy or information statement is required to be mailed pursuant to such Act or any subsequent provisions), and shall contain at the front thereof in a prominent place (i) any recommendations as to the advisability (or inadvisability) of the Business Combination which the Disinterested Directors, if any, may choose to state, and (ii) the opinion of a reputable international investment banking firm as to the fairness (or not) of such Business Combination from the point of view of the remaining public Members of the Company (such investment banking firm to be engaged solely on behalf of the remaining public Members, to be paid a reasonable fee for their services by the Company upon receipt of such opinion, to be unaffiliated with such Interested Member, and, if there are at the time any Disinterested Directors, to be selected by a majority of the Disinterested Directors).

(3) For the purposes of Bye-law 87:

(a) A "person" shall include, without limitation, any individual, firm, corporation, Group or other entity.

(b) "Interested Member" shall mean any person (other than the Company or any Subsidiary or any employee benefit plan of the Company or any Subsidiary) who or which is the Beneficial Owner, directly or indirectly, of more than 15% of the combined voting power of the then issued and outstanding Voting Shares.

No Grandfathered Member will be deemed to be an Interested Member by virtue of its Beneficial Ownership of its Grandfathered Interest so long as such interest is Beneficially Owned by such Grandfathered Member and so long as such Grandfathered Member does not have or acquire Beneficial Ownership of any Voting Shares in addition to the Grandfathered Interest (other than through Company Action).

A person will not be deemed to be an Interested Member if it has Beneficial Ownership not exceeding 20% of the outstanding Voting Shares, which Voting Shares were all part of the Grandfathered Interest acquired from one or more Grandfathered Members (or from a subsequent holder of a Grandfathered Interest that acquired its Voting Shares as provided in this sentence) at a time when the person did not Beneficially Own any other Voting Shares (and does not thereafter acquire Beneficial Ownership of any other Voting Shares, except through Company Action) and pursuant to a transaction which received the prior approval of a majority of the Disinterested Directors (it being agreed that the Disinterested Directors shall act upon a request to approve such a transfer within 30 days of receipt of a written request to do so accompanied by adequate information about the proposed transferee and the proposed transaction (insofar as it relates to the Company and the transferred Voting Shares) to allow the Disinterested Directors to make a timely judgement about the financial condition, competitive position and reputation in the international business community of the proposed transferee and the impact, if any, of the proposed transaction on the Company; PROVIDED FURTHER THAT the Disinterested Directors shall not unreasonably withhold their approval, taking into account the impact, if any, of the proposed transaction on the Company (including any potential competitive impact) and the financial condition, competitive position and reputation in the international business community of the proposed transferee). If any of the information required to be furnished to the Disinterested

Directors is proprietary and confidential, such information may be furnished under an appropriate confidentiality agreement with the Company.

(c) For the purposes of determining whether a person is an Interested Member pursuant to paragraph (3)(b) of this Bye-law 87, the number of Voting Shares deemed to be outstanding shall include Voting Shares deemed to be Beneficially Owned by such Interested Member through any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options or otherwise but shall not include shares that are issuable upon the exercise of conversion rights, warrants or options owned by others.

(d) "Subsidiary" shall mean any company more than 50% of whose outstanding equity securities having ordinary voting power in the election of directors is owned, directly or indirectly, by the Company or by a Subsidiary or by the Company and one or more Subsidiaries; PROVIDED THAT, for the purposes of the definition of Interested Member set forth in Bye-law 87(3)(b), the term "Subsidiary" shall mean only a company of which a majority of each class or series of shares entitled to vote generally in the election of directors of such company is owned, directly or indirectly, by the Company.

(e) "Fair Market Value" shall mean (1) in the case of shares, the highest closing sale price during the 30-day period commencing on the 40th day preceding the date in question of such a share on the Composite Tape for the New York Stock Exchange Inc. (or any successor exchange) or, if such shares are not quoted on the New York Stock Exchange Inc. (or any successor exchange), on the principal securities exchange on which such shares are listed, or, if such shares are not listed on any such exchange, the highest closing sale price or bid quotation with respect to such a share during the 30-day period commencing on the 40th day preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations Systems or any similar system then in use, or if no such quotations are available, the fair market value on the date in question of such a share as determined by a majority of the Disinterested Directors in good faith; and (2) in the case of property other than cash or shares, the fair market value of such property on the date in

question as determined by a majority of the Disinterested Directors in good faith.

(f) In the event of any Business Combination in which the Company survives or continues, the phrase "any consideration other than cash to be received" as used in Bye-law 87(2)(b)(i) shall include the Ordinary Shares and/or the Rights Plan Preference Shares.

(g) "Announcement Date" shall mean the date of first public announcement of the proposed Business Combination.

(h) "Determination Date" shall mean the date on which the Interested Member became an Interested Member.

(i) "Consummation Date" shall mean the date of the consummation of the Business Combination.

(4) A majority of the Disinterested Directors shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Bye-law 87 including, without limitation:

(a) whether a person is an Interested Member;

(b) the number of Voting Shares Beneficially Owned by any person, including whether in connection with an issuance of Voting Shares by the Company the issuance and ownership of those Voting Shares may be disregarded for purposes of determining the Beneficial Ownership of Voting Shares by any Member;

(c) whether a person is an Affiliate of another person;

(d) whether the requirements of Bye-law 87(2)(b) have been met with respect to any Business Combination;

(e) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Company or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of U.S.$25,000,000 or more; and

(f) such other matters with respect to which a determination is required under this Bye-law 87.

The good faith determination of a majority of the Disinterested Directors on such matters shall be conclusive and binding for all purposes of this Bye-law 87.

(5) Nothing contained in this Bye-law 87 shall be construed to relieve any Interested Member from any fiduciary obligation imposed by law.

(6) The provisions of this Bye-law 87 shall not apply to any Business Combination that occurs prior to the Public Offering Date.

(7) The approval of any Business Combination pursuant to this Bye-law 87 shall not affect the necessity of obtaining any other approval or consent, or complying with any other applicable requirement, provided for in any other provision of these Bye-laws.

(8) Notwithstanding anything contained in these Bye-laws to the contrary, the affirmative vote of the holders of at least 75% of the combined voting power of the Voting Shares, voting together as a single class, shall be required to alter, amend or repeal this Bye-law 87 or to adopt any provisions inconsistent therewith; PROVIDED THAT if there is an Interested Member on the record date for the meeting at which such action is submitted to the Members for their consideration, such 75% vote must include the affirmative vote of at least two-thirds (2/3) of the combined voting power of the outstanding Voting Shares held by Members other than the Interested Member. In addition, the affirmative vote of any Grandfathered Member who continues to Beneficially Own and own as of record a Grandfathered Interest in excess of the 15% Limit shall be required to alter, amend or repeal this Bye-law 87 or to adopt any Bye-law inconsistent herewith, in each case in a manner having an adverse effect on such Grandfathered Member.

ALTERATION OF BYE-LAWS

88. Alteration of Bye-laws

Except where these Bye-laws require a higher vote to amend a particular provision of these Bye-laws, no Bye-law shall be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Board and by the affirmative votes of a majority of the votes cast by the Members.

TRANSLATION OF BYE-LAWS

89. Translation of Bye-laws

The Company may translate these Bye-laws into Spanish or French, PROVIDED THAT in the event of a conflict of interpretation between the translation and the English version of these Bye-laws, the English version shall be determinative.

ANNEX A

PROCEDURE FOR SELECTING INITIAL BOARD OF DIRECTORS

Board Composition

The Company's initial Board after adoption of these Bye-laws (the "Initial Board") shall consist of seventeen (17) Directors of whom sixteen (16) shall be non-management Directors nominated and elected by the Members (the "Non-Management Directors") and one (1) shall be a management Director, who will also serve as the Chief Executive Officer of the Company (the "Management Director"), who shall be nominated and appointed by the resolution of a majority of the Non-Management Directors at a meeting (or by unanimous written consent) immediately after their election by the Members to the Initial Board. The Members shall then be asked to ratify the appointment of the Management Director at the next general meeting of Members.

Of the sixteen (16) Non-Management Directors, eight Directors shall be Independent Directors, with at least one from each of the five voting regions, and eight (8) shall be non-Independent Directors, with at least one from each of the five voting regions.

Voting Regions

The five (5) voting regions (each a "Voting Region") are as follows: (i) Africa, (ii) Asia (including Asian and Australasian countries), (iii) Europe, (iv) North America (including the United States, Canada and Mexico) and (v) South America (including South American, Central American and Caribbean countries, except Mexico). The countries in each of such Voting Regions are set forth in Exhibit 1 at the end of this Annex A.

For purposes of this Annex A, "Voting Region Directors" means the ten (10) Directors nominated and elected from each of the five voting regions pursuant to paragraphs 11 and 13 below. The regional representation of each Voting Region Director shall be based on the nationality of the Member(s) who nominated such director in the first instance. If two or more Members from different regions nominate the same candidate, the regional representation of such candidate shall be based on the nationality of the Member(s) with the relatively greater Beneficial Ownership interest in the Company. The nationality of each Member is set forth in Schedule I to the Shareholders Agreement.

The Nomination Process

The following nomination procedures were undertaken prior to the date of adoption of these Bye-laws pursuant to a duly adopted resolution of the Board of

Governors of The International Telecommunications Satellite Organization ("INTELSAT"):

1. Between March 15, 2001 and until June 1, 2001 (as such date may be extended pursuant to paragraph 4 below, the "Final Nomination Date"), each Qualified Investor (as defined below) has the right to give written notice to INTELSAT that it wishes to nominate up to two candidates for the Initial Board. In the event that a Qualified Investor nominates two candidates, at least one candidate must meet the requirements for Independent Director.

   A "Qualified Investor" means an entity that, as of June 1, 2001, is (a) a Signatory, (b) an Investing Entity or (c) an entity designated by INTELSAT as a Level 4 direct access user, that has utilisation on the INTELSAT system and has made a written commitment to INTELSAT, in a form acceptable to INTELSAT, to invest in INTELSAT.

2. The written notice of a Qualified Investor's identification of candidates (the "Nominating Notice") must be substantially in the form set forth in Exhibit 2.1 to this Annex A.

   The Qualified Investor proposing the candidate must certify in the Nominating Notice that, among other things, the candidate meets the qualifications set forth in the Bye-laws for Director or Independent Director, as applicable. The Nominating Notice must be accompanied by a statement signed by the candidate substantially in the form set forth in Exhibit 2.2 to this Annex A (the "Certification"). The Certification must include, among other things, a statement by the candidate to the effect that he or she is qualified to serve as a Director of the Company and, if applicable, as an Independent Director and is willing to serve and to assume all the duties and obligations of a Director. The Certification must contain an undertaking to notify the Agent (as defined below) of any change in his or her status or eligibility.

3. As soon as practicable after the Final Nomination Date, the management of INTELSAT, acting as the administrative agent in the nomination process (the "Agent"), must assemble the names of the candidates and prepare a proxy statement which consists of (i) the time, date and place of the first general meeting of Members to elect the Initial Board, (ii) based on the information provided to the Agent, the names, ages and occupations of the candidates who meet the qualifications (including willingness to serve), identified by whether the candidates were nominated as Independent Directors or Non-Independent Directors, (iii) the nationality of the Qualified Investor nominating the candidate, which determines the Voting Region of such candidate, (iv) whether or not the candidate meets

the Independent Director requirements, and (v) any other information deemed relevant by the Agent. On or about July 4, 2001, the Agent shall deliver (via mail, courier service, cable, telex, telecopier, facsimile, internet or other mode of representing words in a legible and non-transitory form) the proxy statement for the information of the Members for use at the general meeting described below.

4. At the time that the Agent assembles the names of the candidates, it shall take steps to verify and confirm the information set forth in each Nomination Notice and Certification. Also, at that time, the Agent must confirm that at least eight candidates meeting the Independent Director requirements, including one candidate meeting the Independent Director requirements from each Voting Region and one non-Independent candidate from each Voting Region, has been nominated. If an insufficient number of qualified candidates are nominated such that a vote by the Members would fail to nominate an Initial Board meeting the Voting Region and Independent Director requirements set forth above, then the period for accepting nominations (as well as the Final Nomination Date) shall be extended by not more than 14 calendar days and notice to that effect shall be given to the Members by the Agent. In the event that at the end of such extended period, an insufficient number of qualified candidates are nominated, the Board of Governors of INTELSAT shall nominate such additional candidates as are necessary to ensure that there are a sufficient number of qualified candidates to result in an Initial Board meeting the Voting Region and Independent Director requirements described above.

5. If for any reason at the time of the Closing (as defined in the Shareholders Agreement), there is an insufficient number of qualified candidates being nominated, the Board of Governors of INTELSAT shall nominate such additional candidates as are necessary to ensure that there are a sufficient number of qualified candidates to result in an Initial Board meeting the Voting Region and Independent Director requirements described above.

6. Any dispute between the parties in connection with the foregoing procedures shall be resolved by reference to the dispute resolution provisions set forth in Article XVIII of the INTELSAT Agreement.

First General Meeting of Members

7. It is contemplated that a special general meeting of Members will be called immediately following the Closing (as defined in the Shareholders Agreement). Any defect in notice of such meeting with respect to a particular Member shall be deemed waived by the participation of such

Member in such meeting. Each Member agrees that at such meeting it will deem that such meeting has been properly called. At the meeting, the Members shall elect the sixteen (16) Non-Management Directors of the Initial Board in accordance with the selection process described in paragraphs 8 to 16 below. Each Member who has signed the Restructuring Agreement and the Shareholders Agreement shall be entitled to vote at such meeting. Following the special general meeting of Members, the Board of Directors shall convene their first meeting (or shall act by unanimous written consent). At that meeting (or by such action), the Board of Directors shall appoint the Chief Executive Officer as a Director, to hold office until the next general meeting of Members. At that general meeting of Members, the shareholders shall be asked to ratify such appointment.

The Selection Process

8. Each Member who has signed the Restructuring Agreement and the Shareholders Agreement will be entitled to cast (or, if any of such Member's shares are held in trust pursuant to Trust Agreement I (as defined in the Restructuring Agreement), to direct the trustee thereunder to cast) a number of votes equal to 16 multiplied by the number of voting shares owned by such Member and such votes may be divided among any number of Independent and Non-Independent candidates the Member chooses, up to a maximum of 16 candidates.

9. The vote shall be taken by single ballot in the form attached as Exhibit 3 to this Annex A, which lists the corresponding Voting Region of each candidate and identifies the candidates who meet the Independent Director requirements. A representative of the Company's Bermuda counsel (the "Bermuda Representative") shall be designated to tabulate the votes.

10. After the votes are cast, the Bermuda Representative shall separate the candidates into two categories: one consisting of Independent Director candidates, together with the corresponding Voting Region, and the other consisting of non-Independent Director candidates, together with the corresponding Voting Region. For each Independent and non-Independent Director category, the candidates shall be listed and ranked by the Bermuda Representative in the order of the number of votes received, starting with the highest (depending on the category, the "Independent Final List" and the "Non-Independent Final List").

11. Going in order from the top of the Independent Final List, the Bermuda Representative shall determine the candidate from each of the five Voting Regions who received the highest number of votes. These five

candidates will be the Independent Voting Region Directors and their names will be removed from the Independent Final List.

12. Then, going in order from the top of the Independent Final List, the Bermuda Representative shall determine from the remaining candidates the three candidates who received the highest number of votes. These three candidates will be the remaining Independent Directors.

13. Going in order from the top of the Non-Independent Final List, the Bermuda Representative shall determine the candidate from each of the five Voting Regions who received the highest number of votes. These five candidates will be Non-Independent Voting Region Directors and their names will be removed from the Non-Independent Final List.

14. Then, going in order from the top of the Non-Independent Final List, the Bermuda Representative shall determine from the remaining candidates the three candidates who received the highest number of votes. These candidates will be the remaining Non-Independent Directors.

Procedures in the Event of a Tie

15. In the event that the Members' vote results in a tie (including a tie at no votes) among the candidates for a particular Independent or Non-Independent directorship with respect to a Voting Region, the Bermuda Representative shall first determine whether the total votes received by the tied candidates would have been sufficient to elect a candidate as to one of the three Independent directorships or Non-independent directorships that are not assigned to Voting Regions. If that is the case, both candidates shall become Directors and one shall be deemed to be from the relevant Voting Region and one shall be deemed to be a Director without regard to Voting Region. If the tied candidates would not have had sufficient votes for election to one of the three directorships not assigned to a Voting Region, the Bermuda Representative shall conduct a second election, following the procedures set forth above, to fill such tied directorship. All other directorships which have been filled as provided above shall not be the subject of the second election. Only the candidates who where tied and who continue to meet the qualification for such tied directorship, may participate in this second election. In the event of any subsequent tie among the candidates for a particular Independent or Non-Independent directorship, as the case may be, the Bermuda Representative shall repeat this procedure up to two additional times.

16. In the event that the foregoing procedure fails to break the tie, each tied and other unfilled directorship shall be deemed a vacancy on the Initial Board, and the Directors who are already elected to the Initial Board shall have the power (in accordance with Section 91(2) of the Act) to fill such

vacancy(ies) with candidates whose qualifications will result in an Initial Board meeting the Voting Region and Independent Director requirements set forth above.

Exhibit 1 to Annex A

VOTING REGIONS

AFRICA

Algeria
Angola
Benin
Botswana
Burkina Faso
Cameroon
Cape Verde
Central African Republic
Chad
Comoros
Congo, Dem. Rep. Of
Congo, Rep. Of
Cote d'Ivoire
Egypt
Equatorial Guinea
Ethiopia
Gabon
Ghana
Guinea
Kenya
Libya
Madagascar
Malawi
Mali
Mauritania
Mauritius
Morocco
Mozambique
Namibia
Niger
Nigeria
Rwanda
Senegal
Somalia
South Africa
Sudan
Swaziland
Tanzania
Togo
Tunisia
Uganda
Zambia
Zimbabwe

ASIA

Afghanistan
Australia
Bahrain
Bangladesh
Bhutan
Brunei Darussalam
China, People's Republic
Fiji
India
Indonesia
Iran, Islamic Rep. Of
Iraq
Israel
Japan
Jordan
Korea, Rep. Of
Kuwait
Kyrghyz Republic
Lebanon
Malaysia
Micronesia
Mongolia
Nepal
New Zealand
Oman
Pakistan
Papua New Guinea
Philippines
Qatar
Saudi Arabia
Singapore
Sri Lanka
Syria
Tajikistan
Thailand
United Arab Emirates
Uzbekistan
Viet Nam
Yemen

EUROPE

Armenia	Greece	Portugal
Austria	Hungary	Romania
Azerbaijan	Iceland	Russian Federation
Belgium	Ireland	Spain
Bosnia and Herzegovina	Italy	Sweden
Bulgaria	Kazakhstan	Switzerland
Croatia	Liechtenstein	Turkey
Cyprus	Luxembourg	United Kingdom
Czech Republic	Malta	Vatican City State
Denmark	Monaco	Yugoslavia
Finland	Netherlands	
France	Norway	
Germany	Poland	

NORTH AMERICA

Canada	Mexico	United States

SOUTH AMERICA

Argentina	Cuba	Nicaragua
Bahamas	Dominican Republic	Panama
Barbados	Ecuador	Paraguay
Bolivia	El Salvador	Peru
Brazil	Guatemala	Trinidad & Tobago
Chile	Haiti	Uruguay
Colombia	Honduras	Venezuela
Costa Rica	Jamaica	

Exhibit 2.1 to Annex A

INTELSAT, LTD.

FORM OF NOTICE OF NOMINATION OF CANDIDATE FOR DIRECTOR AND FORM OF CERTIFICATION

Instructions: Each Qualified Investor who is nominating a candidate for director of Intelsat, Ltd. (the "Company") should complete the following Notice of Nomination of candidate for director of the Company ("Notice") and Certification, and sign, date and submit it to The International Telecommunications Satellite Organization ("INTELSAT") on or prior to June 1, 2001. The information contained in this Notice of Nomination and Certification will be used by INTELSAT in a proxy statement or other information statement prepared for the benefit of Signatories and Investing Entities in connection with the solicitation of votes for the election of the Board of Directors of the Company at the 2001 Special General Meeting and therefore the information contained herein may be provided to Signatories and Investing Entities. Please type or print your responses.

1. Notice of Nomination

The undersigned Qualified Investor hereby nominates ________________ (the "Nominee") to serve on the Board of Directors of the Company as (check one):

☐ an Independent Director.

☐ a Non-Independent Director.

2. Certification

The undersigned Qualified Investor hereby certifies as follows:

(A) As of the date hereof, the undersigned Qualified Investor is and, to its best knowledge, will continue to be as of June 1, 2001 (check one):

☐ a Signatory, i.e., a Party, or the telecommunications entity designated by a Party in accordance with the INTELSAT Agreement, which has signed the Operating Agreement and for which it has entered into force or been provisionally applied;

☐ an Investing Entity, i.e., any entity (other than a Party or a Signatory) that has been authorized by a Signatory to invest in INTELSAT and has not signed the Operating Agreement;

☐ an entity designated by INTELSAT as a Level 4 direct access user, that has utilization on the INTELSAT system and has made a written commitment to INTELSAT, in a form acceptable to INTELSAT, to invest in INTELSAT;

(B) The undersigned Qualified Investor has duly investigated the responses contained in the attached Questionnaire completed by the Nominee and, to the best of the undersigned's knowledge, information and belief, after such due investigation, the information contained therein is true and complete;

(C) After such due investigation the undersigned Qualified Investor has determined that the Nominee meets the qualifications of a Director of the Company and that the Nominee (i) is able and willing to serve as a Director of the Company and meet his or her fiduciary obligations in such capacity; (ii) does not hold a position of director, employee, officer or manager in any intergovernmental telecommunications organization, and (iii) does not serve as a director in any one or more other entities if such entity(ies) are competitor(s) of INTELSAT or the Company and the elimination of competition by agreement between the Company and that entity(ies) would constitute a violation of the antitrust laws of the United States or the competition laws of the European Union;

(D) If the Nominee is being nominated as an Independent Director, as indicated in Section 1 above, after such due investigation the undersigned Qualified Investor has determined that the Nominee meets the qualifications for an Independent Director of the Company set forth in Attachment No. 1 hereto;

(E) For purposes of determining the Voting Region of the Nominee, the undersigned Qualified Investor certifies that the Qualified Investor is from within the following Voting Region (refer to Exhibit 1 to Annex A of the Bye-laws for Voting Region groupings) (check one):

☐ Africa;

☐ Asia;

☐ Europe;

- ☐ North America;
- ☐ South America;

(F) Attached hereto is a true and complete certification by the Nominee that he or she is qualified to serve in the directorship for which such Nominee has been nominated, and is willing to serve and assume all the duties and obligations of such a Director; and

(G) The foregoing answers are true and complete to the best of the undersigned Qualified Investor's knowledge, information and belief and the undersigned Qualified Investor agrees to notify INTELSAT in writing immediately of any changes in the foregoing answers which should be made as a result of any developments, including the passage of time.

IN WITNESS WHEREOF, the undersigned Qualified Investor has caused this Notice of Nomination and Certification to be signed by its duly authorised representative as of the ___ day of ________, 2001.

[NAME OF QUALIFIED INVESTOR]

By:______________________________
Name:
Title:

Attachment 1 to Exhibit 2.1

Independent Director Requirements

- The director must be independent of management of the Company and INTELSAT and free from any business or other relationship that could materially interfere with the exercise of his or her independent judgement.
- The director must not be an executive of the Company.
- The director must have no relationship to the Company that may interfere with the exercise of his or her independence from management of the Company.
- The director may not have been an employee (including a non-employee executive officer[1]) of the Company or any of its affiliates during all of the prior three years.
- The director may not have been an employee of a predecessor of the Company during all of the prior three years.
- The director may not (i) be a partner, controlling shareholder, or executive officer of an organization that has a business relationship[2] with the Company, or (ii) have a direct business relationship with the Company unless in the case of clauses (i) and (ii) such relationships terminated more than three years ago.
- The director may not be an executive of another corporation where any of the Company's executives serve on that corporation's compensation committee.
- The director may not be an Immediate Family (as defined below) member of an executive officer of the Company or any of its affiliates or of a person who was such an executive officer during any portion of the prior three years.
- "Immediate Family" includes a person's spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees) who shares such person's home.
- The director must not be a director, employee, officer or manager of any Signatory or former Signatory, and not otherwise serve as a representative of any Signatory or former Signatory.

---

1 The term "executive officer" means any individual who is designated by local law or by their company to be an executive officer.

2 "Business relationship" can include, but is not limited to, commercial, industrial, banking, consulting, legal, accounting and other relationships.

Exhibit 2.2 to Annex A

INTELSAT, LTD.

FORM OF CERTIFICATION BY PERSON NOMINATED FOR DIRECTOR

Instructions: Each person who is nominated as a candidate for director of Intelsat, Ltd. (the "Company") should complete the following Certification and submit it to The International Telecommunications Satellite Organization ("INTELSAT") on or prior to June 1, 2001. The information contained in this Certification will be used by INTELSAT in a proxy statement or other information statement prepared for the benefit of the Signatories and Investing Entities in connection with the solicitation of votes for the election of the Board of Directors of the Company at the 2001 Special General Meeting and therefore the information contained herein may be provided to Signatories and Investing Entities. Please type or print your responses. Please sign and date the Certification at the end hereof and initial each page in the space indicated prior to submission.

ITEM 1. Your Name, Birth Date, Address and Telephone Number

a. Full name:[Mr.][Ms.] ______________________________

b. Birth date: ______________________________

Business Address:	Home Address:
______________________	______________________
______________________	______________________
______________________	______________________

Business Telephone: (___)_______ Home Telephone: (___)_______

Initials of Nominee:

____

ITEM 2. Director Qualifications

a. Are you able and willing to serve as a director of the Company and meet your fiduciary obligations in your capacity as a director?

Answer: Yes _____ No _____

b. Do you hold a position of director, employee, officer or manager in any intergovernmental telecommunications organisation?

Answer: Yes _____ No _____

c. Do you serve as a director for any one or more other entities that, after reasonable investigation, to the best of your knowledge, are competitor(s) of INTELSAT or the Company?

Answer: Yes _____ No _____

ITEM 3. Independence

d. If you are being nominated as an Independent Director, do you meet the independent director qualifications set forth in Attachment No. 1 hereto? If you are not being so nominated, go to Item 5.

Answer: Yes _____ No _____

ITEM 4. Financial Experience

Complete Items 4a. through 4c. below only if you answered "Yes" to Item 3:

e. Do you have any accounting or related financial management expertise?

Answer: Yes _____ No ____

f. If your answer to Item 4a. above is "Yes", describe below (attach additional pages as necessary), if this description is different from or in addition to the description required by Item 5 below: (i) the area or nature of your expertise; (ii) how long you have had or have been developing this expertise; and (iii) the name and principal business of any corporation or other organisation (including any intergovernmental organisation), if any, through which you gained this expertise.

Initials of Nominee:

Time Period (Month/Year) From/To	Position or Office, if applicable	Name and Principal Business of Employer, if applicable	Area or Nature of Expertise

g. If your answer to Item 4a. above is "No", are you financially literate or would you commit to becoming financially literate within a reasonable time if you are elected as an Independent Director?

Answer: Yes _____ No _____

ITEM 5. Business Experience and Directorships

Describe briefly your business experience during the past five (5) years in the table below (attach additional pages as necessary). The statement should briefly describe: (i) your principal occupations and employment, whether or not with INTELSAT; (ii) the name and principal business of any corporation or other organisation (including any intergovernmental organisation) in which the occupations and employment were carried on; (iii) whether such corporation or organisation is expected to be a shareholder of the Company; and (iv) the dates of each change in employment.

Time Period (Month/Year) From/To	Principal Occupation	Position or Office	Name and Principal Business of Employer and whether Expected to be a Shareholder of the Company	Nature of Responsibilities

ITEM 6. Educational Background

Please describe your educational background in the following table:

Initials of Nominee:

____

Name and Address of College, University or Professional School Attended	Dates of Attendance From	To	Area of Study	Degree Received

ITEM 7. Involvement in Legal Proceedings

Please indicate whether any of the events listed below have occurred during the past five (5) years. For purposes of computing the five-year period, the date of a reportable event should be the date on which the final order, judgment or decree was entered, or the date on which any rights of appeal from preliminary orders, judgments, or decrees have lapsed. With respect to bankruptcy petitions, the computation date should be the date of filing for uncontested petitions or the date upon which approval of a contested petition became final.

If your answer is "Yes" to any of the following questions, please give the details on a separate sheet and attach it to this Certification.

h. Was a petition for bankruptcy or insolvency under the laws of any jurisdiction filed by or against you, or a receiver, fiscal agent or similar officer appointed by a court for the business or property of: (i) yourself, (ii) any partnership in which the candidate was a general partner within two years before the time of such filing, or (iii) any corporation or business association of which you were an executive officer at or within two years before the time of such filing?

Answer: Yes _____ No _____

i. Were you convicted in a criminal proceeding, or are you the named subject of a criminal proceeding which is presently pending (other than traffic violations and other minor offenses)?

Answer: Yes _____ No _____

Initials of Nominee:

DC_LAN01:153737.1

j. Were you convicted in a criminal proceeding, or are you the named subject of a criminal proceeding which is presently pending for a crime involving moral turpitude?

Answer: Yes _____ No _____

k. Were you the subject of any court order, judgment or decree, not subsequently reversed, suspended or vacated, which permanently or temporarily enjoined you or otherwise limited you from engaging in any type of business practice?

Answer: Yes _____ No _____

l. Were you found by a court of competent jurisdiction in a civil action or by any governmental or regulatory authority to have violated any federal or state securities law where the judgment or finding from such action has not subsequently been reversed, suspended or vacated?

Answer: Yes _____ No _____

ITEM 8. Other Information

Please include below or on a separate piece of paper attached to this Certification any other information about yourself that you deem relevant.

Initials of Nominee:

____

CERTIFICATION OF DIRECTOR NOMINEE

I, ____________, hereby certify that the foregoing answers are true and complete to the best of my knowledge, information and belief and I agree to notify INTELSAT in writing immediately of any changes in the foregoing answers which should be made as a result of any developments, including the passage of time.

	By:
______________________________	______________________________
	(Signature)
Date	Name of Nominee: ________________
	Address of Nominee: ________________
	________________
	________________
	________________

Attachment 1 to Exhibit 2.2

Independent Director Requirements

- The director must be independent of management of the Company and INTELSAT and free from any business or other relationship that could materially interfere with the exercise of his or her independent judgement.
- The director must not be an executive of the Company.
- The director must have no relationship to the Company that may interfere with the exercise of his or her independence from management of the Company.
- The director may not have been an employee (including a non-employee executive officer[1]) of the Company or any of its affiliates during all of the prior three years.
- The director may not have been an employee of a predecessor of the Company during all of the prior three years.
- The director may not (i) be a partner, controlling shareholder, or executive officer of an organization that has a business relationship[2] with the Company, or (ii) have a direct business relationship with the Company unless in the case of clauses (i) and (ii) such relationships terminated more than three years ago.
- The director may not be an executive of another corporation where any of the Company's executives serve on that corporation's compensation committee.
- The director may not be an Immediate Family (as defined below) member of an executive officer of the Company or any of its affiliates or of a person who was such an executive officer during any portion of the prior three years.
- "Immediate Family" includes a person's spouse, parents, children, siblings, mothers-in-law and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than employees) who shares such person's home.

---

1 The term "executive officer" means any individual who is designated by local law or by their company to be an executive officer.

2 "Business relationship" can include, but is not limited to, commercial, industrial, banking, consulting, legal, accounting and other relationships.

- The director must not be a director, employee, officer or manager of any Signatory or former Signatory, and not otherwise serve as a representative of any Signatory or Former Signatory.

Exhibit 3 to Annex A

INTELSAT, LTD.
14 DUNDONALD STREET WEST
HAMILTON, BERMUDA HM GX
BALLOT FOR THE ELECTION OF DIRECTORS AT THE FIRST GENERAL MEETING OF MEMBERS

This ballot, when properly executed, will be voted for the director nominees set forth below at the first general meeting of the members of Intelsat, Ltd. to be held at [Address] on [July 19], 2001 at [Time]. Please write below the number of votes you wish to cast for any of the nominees. You are entitled to cast a number of votes equal to 16 times the number of shares you own and you may vote for up to sixteen (16) nominees. **Only the nominees identified in the Company's proxy statement may be voted for**. Votes for any other person will be disregarded.

Director Nominees	**Voting Region**	**Independent Director or Non-Independent Director**	**Number of Votes Cast**
[Nominees names to be printed on ballot in the order drawn by lot by the Agent]	[Voting Region of each Nominee to be printed on ballot]	[To be printed on ballot for each Nominee]	
1.			
2.			
3.			
4.			
5.			
6.			
7.			
8.			
9.			
10.			
11.			
12.			
13.			
14.			
15.			
16.			
		Total*:	

* The total number of votes cast may not exceed 16 multiplied by the number of shares owned by you, as set forth [to come].

DC_LAN01:153737.1

[additional rows will be added to the extent that the number of nominees exceeds sixteen]

Name of Member:______________________

By: ______________________
Name:
Title:

Shares Held: ______________________

Date: ______________

ANNEX B

PROCEDURE FOR SELECTING SUBSEQUENT BOARDS OF DIRECTORS PRIOR TO THE PUBLIC OFFERING DATE

The Nomination Process

In accordance with Bye-law 14, the Nominating Committee of the Initial Board shall nominate, in its sole discretion, candidates to stand for election as Directors at the 2003 Annual General Meeting, a majority of whom shall meet the qualifications for Independent Directors and one of whom must be the chief executive officer of the Company. In accordance with Bye-law 14, and in addition to selecting candidates who meet the standards described in the Bye-laws, the Nominating Committee shall take into account, among any other considerations it deems appropriate and relevant, the following principles: (i) the Board should reflect a diversity of geographic location on a regional basis; and (ii) the Board should represent the interests of Members of all sizes.

As set forth in Bye-law 14, the Initial Board shall divide the candidates so nominated at the 2003 Annual General Meeting into three classes as nearly equal in number as possible. In dividing such candidates, the Initial Board shall also divide those candidates who meet the qualifications for Independent Directors as equally as possible between the three classes.

Member Nominations

Each Member who proposes to nominate one or more candidates must comply with the advance notice procedures set forth in Bye-law 43 and the board composition requirements set forth in Bye-law 14. In addition, to be considered a valid nomination, such nominating Member must specify in which class of term of office, and whether Independent or not, each candidate so nominated is to be included.

The Election Process at the 2003 Annual General Meeting

1. Each Member is entitled to cast a number of votes equal to the number of directors to be elected multiplied by the number of shares it owns and such votes may be divided among any number of candidates it chooses, up to a maximum number equal to the number of directors to be elected.

2. The vote shall be taken by single ballot, in the form attached as Exhibit 1 to this Annex B, that identifies the director class for which such candidate is being nominated and whether the candidate meets the Independent Director requirements. A representative of the Company's Bermuda counsel (the "Bermuda Representative") shall be designated to tabulate the votes.

3. After the votes are cast (including all proxy votes), the Bermuda Representative shall separate the candidates into three lists corresponding to the three director classes ("1 Year List", "2 Year List" or "3 Year List"). Within each class, the Bermuda Representative shall rank candidates in order of votes received, starting with highest.

4. Going in order from the top of the 1 Year List, the Bermuda Representative shall first determine the Independent Director candidate who received the highest number of votes and then the Independent Director candidate who received the next highest number of votes, and shall repeat this process, if necessary, until the minimum number of Independent Director positions in such class (as determined by the Initial Board) are filled. The Bermuda Representative shall then determine from the remaining candidates (regardless of independence) the candidate who received the highest number of votes and shall repeat this process, if necessary, until all remaining Director position(s) in such class are filled. These candidates, as so determined by the Bermuda Representative, will become the Directors who shall hold office for a term expiring at the next succeeding annual general meeting or until their successors are elected and qualified.

5. Going in order from the top of the 2 Year List, the Bermuda Representative shall first determine the Independent Director candidate who received the highest number of votes and then the Independent Director candidate who received the next highest number of votes, and shall repeat this process, if necessary, until the minimum number of Independent Director positions in such class (as determined by the Initial Board) are filled. The Bermuda Representative shall then determine from the remaining candidates (regardless of independence) the candidate who received the highest number of votes and shall repeat this process, if necessary, until all remaining Director position(s) in such class are filled. These candidates, as so determined by the Bermuda Representative, will become the Directors who shall hold office for a term expiring at the second succeeding annual general meeting or until their successors are elected and qualified.

6. Going in order from the top of the 3 Year List, the Bermuda Representative shall first determine the Independent Director candidate who received the highest number of votes and then the Independent Director candidate who received the next highest number of votes, and shall repeat this process, if necessary, until the minimum number of Independent Director positions in such class (as determined by the Initial Board) are filled. The Bermuda Representative shall then determine from the remaining candidates (regardless of independence) the candidate who received the highest number of votes and shall repeat this process, if

necessary, until all remaining Director position(s) in such class are filled. These candidates, as so determined by the Bermuda Representative, will become the Directors who shall hold office for a term expiring at the third succeeding annual general meeting or until their successors are elected and qualified.

Procedures in the Event of a Tie

7. In the event that the Members' vote results in a tie (including a tie at no votes) among the candidates within a particular director class that cannot be resolved because the number of tied candidates meeting the qualifications for a particular directorship exceed the number of unfilled board seats within that particular director class, each tied and other unfilled directorship within such group shall be deemed a vacancy on the Subsequent Board, and the Directors who are already elected and appointed to the Subsequent Board shall have the power (in accordance with Section 91(2) of the Act) to fill such vacancy(ies) with those previously nominated candidates whose qualifications will result in a Subsequent Board meeting the director class and independence requirements set forth above.

Subsequent Annual General Meetings prior to the Public Offering Date

8. At each annual general meeting following the 2003 Annual General Meeting and prior to the Public Offering Date, the successors to the class of Directors whose term expires at that meeting shall be nominated by the Nominating Committee and elected by the Members to hold office for a term expiring at the annual general meeting held in the third year following the year of their election. The Nominating Committee shall follow the procedures, and take into account the principles, set forth in these Bye-laws. Each Member who proposes to nominate one or more candidates must comply with the advance notice procedures set forth in Bye-law 43 and the board composition requirements set forth in Bye-law 14. The method of voting shall be cumulative and the form of ballot shall be substantially the same as the one used at the 2003 Annual General Meeting (but with appropriate modifications to reflect that only a single class of Directors is up for election). The Bermuda Representative shall follow the same procedures set forth in paragraph 6 above to determine which candidates will become Directors in such class. In the event of a tie (including a tie at no votes), the procedures set forth in paragraph 7 above shall be followed.

Exhibit 1
to Annex B

INTELSAT, LTD.
14 DUNDONALD STREET WEST
HAMILTON, BERMUDA HM GX
BALLOT FOR THE ELECTION OF DIRECTORS AT THE 2003 ANNUAL GENERAL MEETING OF MEMBERS

This ballot, when properly executed, will be voted for the director nominees set forth below at the 2003 general meeting of the members of Intelsat, Ltd. to be held at [Address] on [Date], 2003 at [Time]. For each director nominee, please write below the number of votes you wish to cast for any nominee. You are entitled to cast a number of votes equal to [ ] times the number of shares you own and may vote for up to [ ] nominees. **Only the nominees identified in the Company's proxy statement may be voted for**. Votes for any other person will be disregarded.

Class I

Director Nominees [Nominee's names to be printed on ballot in the order drawn by lot by the Agent]	Independent Director or Non-Independent Director [to be printed on each ballot for each nominee]	Number of Votes Cast

Class II

Director Nominees	Independent Director or Non-Independent Director	Number of Votes Cast

Class III

Director Nominees	Independent Director or Non-Independent Director	Number of Votes Cast
	TOTAL*:	

* The total number of votes cast may not exceed [ ] multiplied by the number of shares owned by you, as set forth [to come].

DC_LAN01:153737.1

[for each Class, the number of rows will equal the number of nominees]

Name of Member:______________________

By: ________________________________
Name:
Title:

Shares Held:__________________________

Date:__________________________

SCHEDULE - FORM A (BYE-LAW 50)

....

....

PROXY

I/We

of

the holder(s) of share(s) in the above-named company hereby appoint .... or failing him/her.. or failing him/her .... as my/our proxy to vote on my/our behalf at the general meeting of the Company to be held on the [ ] day of [ ], [ ], and at any adjournment thereof.

Dated this [ ] day of [ ], [ ]

*GIVEN under the seal of the Company

[*Signed by the above-named]

....

....

Witness

*DELETE AS APPLICABLE.

SCHEDULE - FORM B (BYE-LAW 59)

NOTICE OF LIABILITY TO FORFEITURE FOR NON-PAYMENT OF CALL

You have failed to pay the call of [amount of call] made on the ...... day of ...., 20.. last, in respect of the [number] share(s) [numbers in figures] standing in your name in the Register of Members of the Company, on the ...... day of ...., 20.. last, the day appointed for payment of such call. You are hereby notified that unless you pay such call together with interest thereon at the rate of .... per annum computed from the said .... day of ...., 20... last, on or before the .... day of ...., 20... next at the place of business of the Company the share(s) will be liable to be forfeited.

Dated this .... day of ...., 20...

[Signature of Secretary]

By order of the Board

SCHEDULE - FORM C (BYE-LAW 63)

TRANSFER OF A SHARE OR SHARES

FOR VALUE .... [amount]

....[transferor]

hereby sell assign and transfer unto...[transferee]

of .... [address]

.... [number of shares]

shares of ....[name of Company]

Dated ....

	.... (Transferor)
In the presence of: .... (Witness)	
	.... (Transferee)
In the presence of: .... (Witness)	

SCHEDULE - FORM D (BYE-LAW 66)

TRANSFER BY A PERSON BECOMING ENTITLED ON DEATH/BANKRUPTCY OF A MEMBER

I/We having become entitled in consequence of the [death/bankruptcy] of [name of the deceased Member] to [number] share(s) standing in the register of members of [Company] in the name of the said [name of deceased Member] instead of being registered myself/ourselves elect to have [name of transferee] (the "Transferee") registered as a transferee of such share(s) and I/we do hereby accordingly transfer the said share(s) to the Transferee to hold the same unto the Transferee his or her executors administrators and assigns subject to the conditions on which the same were held at the time of the execution thereof; and the Transferee does hereby agree to take the said share(s) subject to the same conditions.

WITNESS our hands this .... day of ...., 20...

Signed by the above-named)
[person or persons entitled])
in the presence of:)

Signed by the above-named)
[transferee])
in the presence of:)

Issuer: Intelsat, Ltd.
File No.: 82-5214

(7)

UNITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

02 NOV 25 AM 10: 32

GENERAL COUNSEL

2002 OCT 31 P 3: 48

Name: Riverside Teleport Corporation | Call Sign: E020192
Authorization Type: License | File Number: SES-LIC-20020722-01141
Non Common Carrier | Grant Date: 10/25/2002 | Expiration Date: 10/25/2017

Nature of Service: Domestic Fixed Satellite Service
Nature of Service: International Fixed Satellite Service

Class of Station: Fixed Earth Stations

A) Site Location(s)

#	Site ID	Address	Latitude	Longitude	Elevation (Meters)	NAD	Special Provisions (Refer to Section H)
1)	Nuevo 9.3 Meter Ku D	22401 Juniper Flats Road Nuevo, Riverside, CA 92567	33°47'46.0"N	117°5'15.0"W	557.6	83	

Subject to the provisions of the Communications Act of 1934, The Communications Satellite Act of 1962, subsequent acts and treaties, and all present and future regulations made by this Commission, and further subject to the conditions and requirements set forth in this license, the grantee is authorized to construct, use and operate the radio facilities described below for radio communications for the term beginning October 25, 2002 (3 AM Eastern Standard Time) and ending October 25, 2017 (3 AM Eastern Standard Time) . The required date of completion of construction and commencement of operation is October 25, 2003 (3 AM Eastern Standard Time) . Grantee must file with the Commission a certification upon completion of construction and commencement of operation.

B) Particulars of Operations

The General Provision 1010 applies to all receiving frequency bands.

The General Provision 1900 applies to all transmitting frequency bands.

For the text of these provisions, refer to Section H.

#	Frequency (MHz)	Polarization Code	Emission	Tx/Rx Mode	Max EIRP /Carrier (dBW)	Max EIRP Density /Carrier (dBW/4kHz)	Associated Antenna	Special Provisions (Refer to Section H)	Modulation/ Services
1)	11450.0000-12200.0000	H,V,L,R	43K8G7W -	Rx			9.3		Combination of digital carriers, various FEC rates, various data rates, various modulation.
2)	11450.0000-12200.0000	H,V,L,R	72M0G7W	Rx			9.3		Combination of digital carriers, various FEC rates, various data rates, various modulation.
3)	11450.0000-12200.0000	H,V,L,R	36M0F3F	Rx			9.3		Standard Video

FCC Form 488

UNITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

Issuer: Intelsat, Ltd.
File No.: 82-5214

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation — Call Sign: E020191
Authorization Type: License — File Number: SES-LIC-20020722-01141
Non Common Carrier — Grant Date: 10/25/2002 — Expiration Date: 10/25/2017

B) Particulars of Operations

The General Provision 1010 applies to all receiving frequency bands.

The General Provision 1900 applies to all transmitting frequency bands.

For the text of these provisions, refer to Section H.

#	Frequency (MHz)	Polarization Code	Emission	Tx/Rx Mode	Max EIRP /Carrier (dBW)	Max EIRP Density /Carrier (dBW/4kHz)	Associated Antenna	Special Provisions (Refer to Section H)	Modulation/ Services
4)	10950.0000-11200.0000	H,V,L,R	45K8G7W -	Rx			9.3		Combination of digital carriers, various FEC rates, various data rates, various modulation.
5)	10950.0000-11200.0000	H,V,L,R	72M0G7W	Rx			9.3		Combination of digital carriers, various FEC rates, various data rates, various modulation.
6)	10950.0000-11200.0000	H,V,L,R	36M0F3F	Rx			9.3		Standard Video
7)	14000.0000-14500.0000	H,V,L,R	45K8G7W -	Tx	57.20	46.80	9.3		Combination of digital carriers, various FEC rates, various data rates, various modulation.
8)	14000.0000-14500.0000	H,V,L,R	72M0G7W	Tx	89.40	46.80	9.3		Combination of digital carriers, various FEC rates, various data rates, various modulation.
9)	14000.0000-14500.0000	H,V,L,R	36M0F3F	Tx	87.80	60.80	9.3		Standard Video

C) Frequency Coordination Limits

#	Frequency Limits (MHz)	Satellite Arc (Deg. Long.) East Limit - West Limit	Elevation (Degrees) East Limit - West Limit	Azimuth (Degrees) East Limit - West Limit	Max EIRP Density toward Horizon (dBW/4kHz)	Associated Antenna(s)
1)	14000.0000-14500.0000	50.0W-186.0W	10.3-08.8	103.2-257.9	14.6	9.3
2)	10950.0000-11200.0000	50.0W-186.0W	10.3-08.8	103.2-257.9	0	9.3
3)	11450.0000-12200.0000	50.0W-186.0W	10.3-08.8	103.2-257.9	0	9.3

D) Points of Communications

The following stations located in the Satellite orbits consistent with Sections B and C of this License:

1) Nuevo 9.3 Meter Ku D to INTELSAT AOR @ 310.0 E.L. satellite of the INTELSAT system

Issuer: Intelsat, Ltd.
File No.: 82-5214

UNITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation
Call Sign: E020191
Authorization Type: License
File Number: SES-LIC-20020722-01141
Non Common Carrier
Grant Date: 10/25/2002
Expiration Date: 10/25/2017

D) Points of Communications

The following stations located in the Satellite orbits consistent with Sections B and C of this License:

2) Nuevo 9.3 Meter Ku D to INTELSAT AOR @ 307.0 E.L. satellite of the INTELSAT system
3) Nuevo 9.3 Meter Ku D to INTELSAT 805 in AOR @ 304.5 E.L. satellite of the INTELSAT system
4) Nuevo 9.3 Meter Ku D to INTELSAT POR @ 174.0 E.L. satellite of the INTELSAT system
5) Nuevo 9.3 Meter Ku D to INTELSAT POR @ 176.0 E.L. satellite of the INTELSAT system
6) Nuevo 9.3 Meter Ku D to INTELSAT POR @ 178.0 E.L. satellite of the INTELSAT system
7) Nuevo 9.3 Meter Ku D to INTELSAT POR @ 180.0 E.L. satellite of the INTELSAT system
8) Nuevo 9.3 Meter Ku D to All authorized U.S. Domestic (ALSAT) Satellites.

E) Antenna Facilities

Site/Elevation: 557.6 (Meters) AMSL

Site ID	Antenna ID	Units	Diameter (meters)	Manufacturer	Model number	Max Antenna Height (Meters)	Special Provisions (Refer to Section H)
Nuevo 9.3 Meter Ku D	9.3	1	9.3	Vertex	KPK	10.3 AGL/ 568.06 AMSL	

Max Gains(s): 60.8 dBi @ 14.0000 GHz 59.3 dBi @ 12.0000 GHz
Maximum total input power at antenna flange (Watts) = 1,000.00
Maximum aggregate output EIRP for all carriers (dBW) = 90.80

G) Antenna Structure marking and lighting requirements:

None unless otherwise specified under Special and General Provisions

H) Special and General Provisions

A) This RADIO STATION AUTHORIZATION is granted subject to the following special provisions and general conditions:

1010 --- Applicable to all receiving frequency bands. Emission designator indicates the maximum bandwidth of received signal at associated station(s). Maximum EIRP and maximum EIRP density are not applicable to receive operations.

1900 --- Applicable to all transmitting frequency bands. Authority is granted to transmit any number of RF carriers with the specified parameters on any discrete frequencies within associated band in accordance with the other terms and conditions of this authorization, subject to any additional limitations that may be required to avoid unacceptable levels of inter-satellite interference.

3219 --- All existing transmitting facilities, operations and devices regulated by the Commission must be in compliance with the Commission's radiofrequency (RF) exposure guidelines, pursuant to Section 1.1307(b)(1) through (b)(3) of the Commission's rules, or if not in compliance, file an Environmental Assessment (EA) as specified in Section 1.1311. See 47 CFR 1.1307 (b) (5).

UNITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation **Call Sign:** E020191
Authorization Type: License **File Number:** SES-LIC-20020722-01141
Non Common Carrier **Grant Date:** 10/25/2002 **Expiration Date:** 10/25/2017

H) Special and General Provisions

A) This RADIO STATION AUTHORIZATION is granted subject to the following special provisions and general conditions:

5011 --- The Licensee(s) shall maintain on file with the Commission a current list or plan of the precise frequencies in use at the station, specifying for each frequency the RF center frequency, polarization, emission designator, nominal EIRP (in dBW) and maximum EIRP density (in dbW/4kHz). This list or plan may be submitted either on a station-by-station basis or on a system-wide basis and shall be updated within seven (7) days of any changes in frequency usage at this station. The Licensee(s) need not notify the Commission of temporary usage of frequencies for periods of less than seven (7) days. However, the Licensee(s) shall maintain accurate station records of the times and particulars of such temporary frequency usage.

5012 --- The authority granted here is limited to the operation of the facilities described above and does not include any authority to install and operate channelizing equipment or any other authority under Section 214 of the Communications Act of 1934, as amended, to establish channels of communications.

5013 --- In the event of the failure of a satellite with which operations are authorized in Section D of this license, operations are authorized in conjunction with the authorized INTELSAT satellite in the affected Ocean Region that provides the services authorized herein in order to maintain the continuity of commercial service; provided that the licensee(s) immediately notify the Commission of the nature of this emergency and its expected duration; and provided that the operational limits of elevation angle and azimuth range specified in Section C of this license are not exceeded. In the event that such emergency operations require emissions not specified in Section B of this license, such emissions may be utilized provided that the ERIP's of such emissions do not exceed the limits set forth in this license.

5014 --- With respect to potential co-channel interference to or from terrestrial microwave radio stations, the transmit and receive frequency bands listed in this license have been cleared for transmissions to and from satellites located in the geostationary or non-geostationary orbit for the emissions designated in Section B of this license.

5015 --- Upon completion of the station, the Licensee(s) must file with the Commission a certification including the following information: The name of the Licensee, file number of the application, call sign of the earth station, date of the license, a certification that the facility as authorized has been completed, that each antenna facility has been tested and is within 2 dB of the pattern specified in Section 25.209, and that the station is operational including the date of commencement of service, and will remain operational during the license period unless the license is submitted for cancellation.

5017 --- Operation of this station is governed by the terms, conditions and limitations in Part 25 of the Commission's Rules and Regulations and the following additional conditions: 1. This license shall not vest in the Licensee(s) any right to operate the station or any right in the use of the frequencies designated in the license beyond its term or in any other manner than authorized in the license; 2. Neither the license nor the right granted under it shall be assigned or otherwise transferred in violation of the Commissions or otherwise transferred in violation of the Communications Act of 1934, as amended, or the Commission's Rules and Regulations issued under it; and 3. This station is subject to the right of use or control conferred by Section 706 of the Communications Act of 1934, as amended.

5018 --- This license shall be forfeited automatically if this station is not ready for operation within the time specified unless, prior to the expiration date of this license, the Commission receives an Application for Additional Time to Construct a Radio Station (FCC Form 701) filed by the Licensee(s) showing good cause why the Licensee(s) could not complete construction on time.

Issuer: Intelsat, Ltd.
File No.: 82-5214

UNITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation
Authorization Type: License
Non Common Carrier

Call Sign: E020191
File Number: SES-LIC-20020722-01141
Grant Date: 10/25/2002 **Expiration Date:** 10/25/2017

H) Special and General Provisions

A) This RADIO STATION AUTHORIZATION is granted subject to the following special provisions and general conditions:

5216 --- All operations shall be on a non-common carrier basis.

B) This RADIO STATION AUTHORIZATION is granted subject to the additional conditions specified below:

This authorization is issued on the grantee's representation that the statements contained in the application are true and that the undertakings described will be carried out in good faith.

This authorization shall not be construed in any manner as a finding by the Commission on the question of marking or lighting of the antenna system should future conditions require. The grantee expressly agrees to install such marking or lighting as the Commission may require under the provisions of Section 303(q) of the Communications Act. 47 U.S.C. § 303(q).

Neither this authorization nor the right granted by this authorization shall be assigned or otherwise transferred to any person, firm, company or corporation without the written consent of the Commission. This authorization is subject to the right of use or control by the government of the United States conferred by Section 706 of the Communications Act. 47 U.S.C. § 706. Operation of this station is governed by Part 25 of the Commission's Rules. 47 C.F.R. Part 25.

This authorization shall not vest in the licensee any right to operate this station nor any right in the use of the designated frequencies beyond the term of this license, nor in any other manner than authorized herein.

This authorization is issued on the grantee's representation that the station is in compliance with environmental requirements set forth in Section 1.1307 of the Commission's Rules. 47 C.F.R. § 1.1307.

This authorization is issued on the grantee's representation that the station is in compliance with the Federal Aviation Administration (FAA) requirements as set forth in Section 17.4 of the Commission's Rules. 47 C.F.R.§ 17.4.

The following condition applies when this authorization permits construction of or modifies the construction permit of a radio station.

This authorization shall be automatically forfeited if the station does not meet each required construction deadline by the required date of completion unless, before such date(s), a specific application is timely filed to request an extension of the construction deadline(s), supported with good cause why that failure to construct by the required date was due to factors not under control of the grantee.

Licensees are required to pay annual regulatory fees related to this authorization. The requirement to collect annual regulatory fees from regulates is contained in Public Law 103-66, "The Omnibus Budget Reconciliation Act of 1993". These regulatory fees, which are likely to change each fiscal year, are used to offset costs associated with the Commission's enforcement, public service, international and policy and rulemaking activities. The Commission issues a Report and Order each year, setting the new regulatory fee rates. Receive only earth stations are exempt from payment of regulatory fees.

Issuer: Intelsat, Ltd.
File No.: 82-5214

(8)

UNITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

GENERAL COUNSEL

Name: Riverside Teleport Corporation

Call Sign: E020126 NOV -8 P 3:56

Authorization Type: Modification of License

File Number: SES-MOD-20020906-01472

Non Common Carrier **Grant Date:** 11/04/2002 **Expiration Date:** 07/12/2017

Nature of Service: Domestic Fixed Satellite Service

Class of Station: Fixed Earth Stations

A) Site Location(s)

#	Site ID	Address	Latitude	Longitude	Elevation (Meters)	NAD	Special Provisions (Refer to Section H)
1)	Nuevo	22401 Juniper Flats Road Nuevo, Riverside, CA 92567	33°47'48.0"N	117°5'12.0"W	551.7	83	

Subject to the provisions of the Communications Act of 1934, The Communications Satellite Act of 1962, subsequent acts and treaties, and all present and future regulations made by this Commission, and further subject to the conditions and requirements set forth in this license, the grantee is authorized to construct, use and operate the radio facilities described below for radio communications for the term beginning July 12, 2002 (3 AM Eastern Standard Time) and ending July 12, 2017 (3 AM Eastern Standard Time) . The required date of completion of construction and commencement of operation is 00/00/0000. Grantee must file with the Commission a certification upon completion of construction and commencement of operation.

B) Particulars of Operations

02 NOV 25 AM 10:

The General Provision 1010 applies to all receiving frequency bands.

The General Provision 1900 applies to all transmitting frequency bands.

For the text of these provisions, refer to Section H.

#	Frequency (MHz)	Polarization Code	Emission	Tx/Rx Mode	Max EIRP /Carrier (dBW)	Max EIRP Density /Carrier (dBW/4kHz)	Associated Antenna	Special Provisions (Refer to Section H)	Modulation/ Services
1)	14000.0000-14500.0000	H,V	92K1G7W	Tx	42.90	29.30	ANT-1.2M		QPSK digital, 1/2 FEC, 76.8 kbps
2)	14000.0000-14500.0000	H,V	368KG7W	Tx	49.00	29.30	ANT-1.2M		QPSK digital, 1/2 FEC, 307.5 kbps
3)	11700.0000-12200.0000	H,V	92K1G7W	Rx			ANT-1.2M		QPSK digital, 1/2 FEC, 76.8 kbps
4)	11700.0000-12200.0000	H,V	368KG7W	Rx	0.00		ANT-1.2M		QPSK digital, 1/2 FEC, 307.5 kbps
5)	14000.0000-14500.0000	H,V,L,R	36M0F3F	Tx	87.80	60.80	ANT-9.3M		Standard Video
6)	14000.0000-14500.0000	H,V,L,R	45K8G7W	Tx	57.20	46.61	ANT-9.3M		Combination of digital carriers, various FEC rates, various data rates, various modulation.

ɅITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSɿON

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation **Call Sign:** E020126
Authorization Type: Modification of License **File Number:** SES-MOD-20020906-01472
Non Common Carrier **Grant Date:** 11/04/2002 **Expiration Date:** 07/12/2017

B) Particulars of Operations

The General Provision 1010 applies to all receiving frequency bands.

The General Provision 1900 applies to all transmitting frequency bands.

For the text of these provisions, refer to Section H.

#	Frequency (MHz)	Polarization Code	Emission	Tx/Rx Mode	Max EIRP /Carrier (dBW)	Max EIRP Density /Carrier (dBW/4kHz)	Associated Antenna	Special Provisions (Refer to Section H)	Modulation/ Services
7)	14000.0000-14500.0000	H,V,L,R	72M0G7W	Tx	89.40	46.80	ANT-9.3M		Combination of digital carriers, various FEC rates, various data rates, various modulation.
8)	11700.0000-12200.0000	H,V,L,R	36M0F3F	Rx			ANT-9.3M		Standard Video
9)	11700.0000-12200.0000	H,V,L,R	45K8G7W	Rx			ANT-9.3M		Combination of digital carriers, various FEC rates, various data rates, various modulation.
10)	11700.0000-12200.0000	H,V,L,R	72M0G7W	Rx			ANT-9.3M		Combination of digital carriers, various FEC rates, various data rates, various modulation.

C) Frequency Coordination Limits

#	Frequency Limits (MHz)	Satellite Arc (Deg. Long.) East Limit	Satellite Arc (Deg. Long.) West Limit	Elevation (Degrees) East Limit	Elevation (Degrees) West Limit	Azimuth (Degrees) East Limit	Azimuth (Degrees) West Limit	Max EIRP Density toward Horizon (dBW/4kHz)	Associated Antenna(s)
1)	11700.0000-12200.0000	50.0W	186.0W	10.3	08.8	103.2	257.9	0	ANT-9.3M
2)	14000.0000-14500.0000	50.0W	186.0W	10.3	08.8	103.2	257.9	14	ANT-9.3M
3)	11700.0000-12200.0000	50.0W	55.5W	10.3	14.9	103.2	106.7		ANT-1.2M
4)	14000.0000-14500.0000	50.0W	55.5W	10.3	14.9	103.2	106.7	-3.27	ANT-1.2M

D) Points of Communications

The following stations located in the Satellite orbits consistent with Sections B and C of this License:

1) Nuevo to All authorized U.S. Domestic (ALSAT) Satellites.

Issuer: Intelsat, Ltd.
File No.: 82-5214

UNITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation **Call Sign:** E020126
Authorization Type: Modification of License **File Number:** SES-MOD-20020906-01472
Non Common Carrier **Grant Date:** 11/04/2002 **Expiration Date:** 07/12/2017

E) Antenna Facilities

Site/Elevation: 551.7 (Meters) AMSL

Site ID	Antenna ID	Units	Diameter (meters)	Manufacturer	Model number	Max Antenna Height (Meters)	Special Provisions (Refer to Section H)
Nuevo	ANT-1.2M	2	1.2	CHANNEL MASTER	621235201C	2 AGL/ 553.7 AMSL	

Max Gains(s): 41.8 dBi @ 11.9500 GHz 43.3 dBi @ 14.2500 GHz
Maximum total input power at antenna flange (Watts) = 3.72
Maximum aggregate output EIRP for all carriers (dBW) = 49.00

Site ID	Antenna ID	Units	Diameter (meters)	Manufacturer	Model number	Max Antenna Height (Meters)	Special Provisions (Refer to Section H)
Nuevo	ANT-9.3M	1	9.3	Vertex	KPK	10.3 AGL/ 561 AMSL	

Max Gains(s): 59.3 dBi @ 12.0000 GHz 60.8 dBi @ 14.0000 GHz
Maximum total input power at antenna flange (Watts) = 1,227.00
Maximum aggregate output EIRP for all carriers (dBW) = 91.69

G) Antenna Structure marking and lighting requirements:

None unless otherwise specified under Special and General Provisions

H) Special and General Provisions

A) This RADIO STATION AUTHORIZATION is granted subject to the following special provisions and general conditions:

1010 --- Applicable to all receiving frequency bands. Emission designator indicates the maximum bandwidth of received signal at associated station(s). Maximum EIRP and maximum EIRP density are not applicable to receive operations.

1900 --- Applicable to all transmitting frequency bands. Authority is granted to transmit any number of RF carriers with the specified parameters on any discrete frequencies within associated band in accordance with the other terms and conditions of this authorization, subject to any additional limitations that may be required to avoid unacceptable levels of inter-satellite interference.

2010 --- This authorization is issued pursuant to the Commission's Second Report and Order adopted June 16, 1972 (35 FCC 2d 844) and Memorandum, Opinion and Order adopted December 21, 1972 (38 FCC 2d 665) in Docket No. 16495 and is subject to the policies adopted in that proceeding.

3219 --- All existing transmitting facilities, operations and devices regulated by the Commission must be in compliance with the Commission's radiofrequency (RF) exposure guidelines, pursuant to Section 1.1307(b)(1) through (b)(3) of the Commission's rules, or if not in compliance, file an Environmental Assessment (EA) as specified in Section 1.1311. See 47 CFR 1.1307 (b) (5).

NITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation **Call Sign:** E020126
Authorization Type: Modification of License **File Number:** SES-MOD-20020906-01472
Non Common Carrier **Grant Date:** 11/04/2002 **Expiration Date:** 07/12/2017

H) Special and General Provisions

A) This RADIO STATION AUTHORIZATION is granted subject to the following special provisions and general conditions:

5011 --- The Licensee(s) shall maintain on file with the Commission a current list or plan of the precise frequencies in use at the station, specifying for each frequency the RF center frequency, polarization, emission designator, nominal EIRP (in dBW) and maximum EIRP density (in dbW/4kHz). This list or plan may be submitted either on a station-by-station basis or on a system-wide basis and shall be updated within seven (7) days of any changes in frequency usage at this station. The Licensee(s) need not notify the Commission of temporary usage of frequencies for periods of less than seven (7) days. However, the Licensee(s) shall maintain accurate station records of the times and particulars of such temporary frequency usage.

5012 --- The authority granted here is limited to the operation of the facilities described above and does not include any authority to install and operate channelizing equipment or any other authority under Section 214 of the Communications Act of 1934, as amended, to establish channels of communications.

5014 --- With respect to potential co-channel interference to or from terrestrial microwave radio stations, the transmit and receive frequency bands listed in this license have been cleared for transmissions to and from satellites located in the geostationary or non-geostationary orbit for the emissions designated in Section B of this license.

5015 --- Upon completion of the station, the Licensee(s) must file with the Commission a certification including the following information: The name of the Licensee, file number of the application, call sign of the earth station, date of the license, a certification that the facility as authorized has been completed, that each antenna facility has been tested and is within 2 dB of the pattern specified in Section 25.209, and that the station is operational including the date of commencement of service, and will remain operational during the license period unless the license is submitted for cancellation.

5017 --- Operation of this station is governed by the terms, conditions and limitations in Part 25 of the Commission's Rules and Regulations and the following additional conditions: 1. This license shall not vest in the Licensee(s) any right to operate the station or any right in the use of the frequencies designated in the license beyond its term or in any other manner than authorized in the license; 2. Neither the license nor the right granted under it shall be assigned or otherwise transferred in violation of the Commissions or otherwise transferred in violation of the Communications Act of 1934, as amended, or the Commission's Rules and Regulations issued under it; and 3. This station is subject to the right of use or control conferred by Section 706 of the Communications Act of 1934, as amended.

5018 --- This license shall be forfeited automatically if this station is not ready for operation within the time specified unless, prior to the expiration date of this license, the Commission receives an Application for Additional Time to Construct a Radio Station (FCC Form 701) filed by the Licensee(s) showing good cause why the Licensee(s) could not complete construction on time.

5019 --- This authorization is not to be construed as permitting the provision of any service between earth station locations within the United States.

5216 --- All operations shall be on a non-common carrier basis.

NITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation **Call Sign:** E020126
Authorization Type: Modification of License **File Number:** SES-MOD-20020906-01472
Non Common Carrier **Grant Date:** 11/04/2002 **Expiration Date:** 07/12/2017

B) This RADIO STATION AUTHORIZATION is granted subject to the additional conditions specified below:

This authorization is issued on the grantee's representation that the statements contained in the application are true and that the undertakings described will be carried out in good faith.

This authorization shall not be construed in any manner as a finding by the Commission on the question of marking or lighting of the antenna system should future conditions require. The grantee expressly agrees to install such marking or lighting as the Commission may require under the provisions of Section 303(q) of the Communications Act. 47 U.S.C. § 303(q).

Neither this authorization nor the right granted by this authorization shall be assigned or otherwise transferred to any person, firm, company or corporation without the written consent of the Commission. This authorization is subject to the right of use or control by the government of the United States conferred by Section 706 of the Communications Act. 47 U.S.C. § 706. Operation of this station is governed by Part 25 of the Commission's Rules. 47 C.F.R. Part 25.

This authorization shall not vest in the licensee any right to operate this station nor any right in the use of the designated frequencies beyond the term of this license, nor in any other manner than authorized herein.

This authorization is issued on the grantee's representation that the station is in compliance with environmental requirements set forth in Section 1.1307 of the Commission's Rules. 47 C.F.R. § 1.1307.

This authorization is issued on the grantee's representation that the station is in compliance with the Federal Aviation Administration (FAA) requirements as set forth in Section 17.4 of the Commission's Rules. 47 C.F.R.§ 17.4.

The following condition applies when this authorization permits construction of or modifies the construction permit of a radio station.

This authorization shall be automatically forfeited if the station does not meet each required construction deadline by the required date of completion unless, before such date(s), a specific application is timely filed to request an extension of the construction deadline(s), supported with good cause why that failure to construct by the required date was due to factors not under control of the grantee.

Licensees are required to pay annual regulatory fees related to this authorization. The requirement to collect annual regulatory fees from regulates is contained in Public Law 103-66, "The Omnibus Budget Reconciliation Act of 1993". These regulatory fees, which are likely to change each fiscal year, are used to offset costs associated with the Commission's enforcement, public service, international and policy and rulemaking activities. The Commission issues a Report and Order each year, setting the new regulatory fee rates. Receive only earth stations are exempt from payment of regulatory fees.

Issuer: Intelsat, Ltd.
File No.: 82-5214

(9)

UNITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation
Call Sign: E020126
Authorization Type: Modification of License
File Number: SES-MOD-20020801-01215
Non Common Carrier **Grant Date:** 11/04/2002 **Expiration Date:** 07/12/2017

Nature of Service: Domestic Fixed Satellite Service

Class of Station: Fixed Earth Stations

A) Site Location(s)

#	Site ID	Address	Latitude	Longitude	Elevation (Meters)	NAD	Special Provisions (Refer to Section H)
1)	1	22401 JUNIPER FLATS ROAD (Nuevo93KU) NUEVO, RIVERSIDE, CA 92567	33°47'48.0"N	117°5'12.0"W	551.7	83	

Licensee certifies antenna(s) do not comply with Section 25.209. Please refer to Section E for special conditions placed upon antennas at this site.

Subject to the provisions of the Communications Act of 1934, The Communications Satellite Act of 1962, subsequent acts and treaties, and all present and future regulations made by this Commission, and further subject to the conditions and requirements set forth in this license, the grantee is authorized to construct, use and operate the radio facilities described below for radio communications for the term beginning July 12, 2002 (3 AM Eastern Standard Time) and ending July 12, 2017 (3 AM Eastern Standard Time) . The required date of completion of construction and commencement of operation is 00/00/0000. Grantee must file with the Commission a certification upon completion of construction and commencement of operation.

B) Particulars of Operations

The General Provision 1010 applies to all receiving frequency bands.

The General Provision 1900 applies to all transmitting frequency bands.

For the text of these provisions, refer to Section H.

#	Frequency (MHz)	Polarization Code	Emission	Tx/Rx Mode	Max EIRP /Carrier (dBW)	Max EIRP Density /Carrier (dBW/4kHz)	Associated Antenna	Special Provisions (Refer to Section H)	Modulation/ Services
1)	14000.0000-14500.0000	H,V,L,R	45K8G7W	Tx	57.20	46.61	1		COMBINATION OF DIGITAL CARRIERS, VARIOUS FEC RATES, VARIOUS DATA RATES,VARIOUS MODULATION.
2)	14000.0000-14500.0000	H,V,L,R	72M0G7W	Tx	89.40	46.80	1		COMBINATION OF DIGITAL CARRIERS, VARIOUS FEC RATES, VARIOUS DATA RATES,VARIOUS MODULATION.
3)	14000.0000-14500.0000	H,V,L,R	36M0F3F	Tx	87.80	60.80	1		STANDARD VIDEO
4)	11700.0000-12200.0000	H,V,L,R	45K8G7W	Rx			1		COMBINATION OF DIGITAL CARRIERS, VARIOUS FEC RATES, VARIOUS DATA RATES,VARIOUS MODULATION.

UNITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation **Call Sign:** E020126
Authorization Type: Modification of License **File Number:** SES-MOD-20020801-01215
Non Common Carrier **Grant Date:** 11/04/2002 **Expiration Date:** 07/12/2017

B) Particulars of Operations

The General Provision 1010 applies to all receiving frequency bands.

The General Provision 1900 applies to all transmitting frequency bands.

For the text of these provisions, refer to Section H.

#	Frequency (MHz)	Polarization Code	Emission	Tx/Rx Mode	Max EIRP /Carrier (dBW)	Max EIRP Density /Carrier (dBW/4kHz)	Associated Antenna	Special Provisions (Refer to Section H)	Modulation/ Services
5)	11700.0000-12200.0000	H,V,L,R	72M0G7W	Rx			1		COMBINATION OF DIGITAL CARRIERS, VARIOUS FEC RATES, VARIOUS DATA RATES,VARIOUS MODULATION.
6)	11700.0000-12200.0000	H,V,L,R	36M0F3F	Rx			1		STANDARD VIDEO
7)	10950.0000-11200.0000	H,V	36M0F3F	Rx			1		STANDARD VIDEO WITH ASSOCIATED AUDIO SUBCARRIERS.
8)	11450.0000-11700.0000	H,V	36M0F3F	Rx			1		STANDARD VIDEO WITH ASSOCIATED AUDIO SUBCARRIERS.
9)	10950.0000-11200.0000	H,V	43K8G7W-	Rx			1		COMBINATION OF DIGITAL CARRIERS, VARIOUS FEC RATES, VARIOUS DATA RATES,VARIOUS MODULATION.
10)	10950.0000-11200.0000	H,V	72K0G7W	Rx			1		COMBINATION OF DIGITAL CARRIERS, VARIOUS FEC RATES, VARIOUS DATA RATES,VARIOUS MODULATION.
11)	11450.0000-11700.0000	H,V	43K8G7W-	Rx			1		COMBINATION OF DIGITAL CARRIERS, VARIOUS FEC RATES, VARIOUS DATA RATES,VARIOUS MODULATION.
12)	11450.0000-11700.0000	H,V	72M0G7W	Rx			1		COMBINATION OF DIGITAL CARRIERS, VARIOUS FEC RATES, VARIOUS DATA RATES,VARIOUS MODULATION.

C) Frequency Coordination Limits

#	Frequency Limits (MHz)	Satellite Arc (Deg. Long.) East Limit – West Limit	Elevation (Degrees) East Limit – West Limit	Azimuth (Degrees) East Limit – West Limit	Max EIRP Density toward Horizon (dBW/4kHz)	Associated Antenna(s)
1)	14000.0000-14500.0000	50.0W-186.0W	10.3-08.8	103.2-257.9	14	1
2)	11700.0000-12200.0000	50.0W-186.0W	10.3-08.8	103.2-257.9		1
3)	11450.0000-11700.0000	50.0W-186.0W	10.3-08.8	103.2-257.9		1
4)	10950.0000-11200.0000	50.0W-186.0W	10.3-08.8	103.2-257.9		1

.IITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation **Call Sign:** E020126
Authorization Type: Modification of License **File Number:** SES-MOD-20020801-01215
Non Common Carrier **Grant Date:** 11/04/2002 **Expiration Date:** 07/12/2017

D) Points of Communications

The following stations located in the Satellite orbits consistent with Sections B and C of this License:

1) 1 to INTELSAT AOR @ 310.0 E.L. satellite of the INTELSAT system
2) 1 to INTELSAT AOR @ 307.0 E.L. satellite of the INTELSAT system
3) 1 to INTELSAT 805 in AOR @ 304.5 E.L. satellite of the INTELSAT system
4) 1 to INTELSAT POR @ 176.0 E.L. satellite of the INTELSAT system
5) 1 to INTELSAT POR @ 174.0 E.L. satellite of the INTELSAT system
6) 1 to INTELSAT POR @ 180.0 E.L. satellite of the INTELSAT system
7) 1 to INTELSAT POR @ 178.0 E.L. satellite of the INTELSAT system

E) Antenna Facilities

Site/Elevation: 551.7 (Meters) AMSL

Site ID	Antenna ID	Units	Diameter (meters)	Manufacturer	Model number	Max Antenna Height (Meters)	Special Provisions (Refer to Section H)
1	1	1	9.3	VERTEX	KPK	10.3 AGL/ 561 AMSL	

Max Gains(s): 59.3 dBi @ 12.0000 GHz 60.8 dBi @ 14.0000 GHz 59.3 dBi @ 11.0000 GHz
Maximum total input power at antenna flange (Watts) = 1,227.00
Maximum aggregate output EIRP for all carriers (dBW) = 91.69

G) Antenna Structure marking and lighting requirements:

None unless otherwise specified under Special and General Provisions

H) Special and General Provisions

A) This RADIO STATION AUTHORIZATION is granted subject to the following special provisions and general conditions:

1010 --- Applicable to all receiving frequency bands. Emission designator indicates the maximum bandwidth of received signal at associated station(s). Maximum EIRP and maximum EIRP density are not applicable to receive operations.

1900 --- Applicable to all transmitting frequency bands. Authority is granted to transmit any number of RF carriers with the specified parameters on any discrete frequencies within associated band in accordance with the other terms and conditions of this authorization, subject to any additional limitations that may be required to avoid unacceptable levels of inter-satellite interference.

2010 --- This authorization is issued pursuant to the Commission's Second Report and Order adopted June 16, 1972 (35 FCC 2d 844) and Memorandum, Opinion and Order adopted December 21, 1972 (38 FCC 2d 665) in Docket No. 16495 and is subject to the policies adopted in that proceeding.

.:ITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation **Call Sign:** E020126
Authorization Type: Modification of License **File Number:** SES-MOD-20020801-01215
Non Common Carrier **Grant Date:** 11/04/2002 **Expiration Date:** 07/12/2017

H) Special and General Provisions

A) This RADIO STATION AUTHORIZATION is granted subject to the following special provisions and general conditions:

3219 --- All existing transmitting facilities, operations and devices regulated by the Commission must be in compliance with the Commission's radiofrequency (RF) exposure guidelines, pursuant to Section 1.1307(b)(1) through (b)(3) of the Commission's rules, or if not in compliance, file an Environmental Assessment (EA) as specified in Section 1.1311. See 47 CFR 1.1307 (b) (5).

5011 --- The Licensee(s) shall maintain on file with the Commission a current list or plan of the precise frequencies in use at the station, specifying for each frequency the RF center frequency, polarization, emission designator, nominal EIRP (in dBW) and maximum EIRP density (in dbW/4kHz). This list or plan may be submitted either on a station-by-station basis or on a system-wide basis and shall be updated within seven (7) days of any changes in frequency usage at this station. The Licensee(s) need not notify the Commission of temporary usage of frequencies for periods of less than seven (7) days. However, the Licensee(s) shall maintain accurate station records of the times and particulars of such temporary frequency usage.

5012 --- The authority granted here is limited to the operation of the facilities described above and does not include any authority to install and operate channelizing equipment or any other authority under Section 214 of the Communications Act of 1934, as amended, to establish channels of communications.

5014 --- With respect to potential co-channel interference to or from terrestrial microwave radio stations, the transmit and receive frequency bands listed in this license have been cleared for transmissions to and from satellites located in the geostationary or non-geostationary orbit for the emissions designated in Section B of this license.

5015 --- Upon completion of the station, the Licensee(s) must file with the Commission a certification including the following information: The name of the Licensee, file number of the application, call sign of the earth station, date of the license, a certification that the facility as authorized has been completed, that each antenna facility has been tested and is within 2 dB of the pattern specified in Section 25.209, and that the station is operational including the date of commencement of service, and will remain operational during the license period unless the license is submitted for cancellation.

5017 --- Operation of this station is governed by the terms, conditions and limitations in Part 25 of the Commission's Rules and Regulations and the following additional conditions: 1. This license shall not vest in the Licensee(s) any right to operate the station or any right in the use of the frequencies designated in the license beyond its term or in any other manner than authorized in the license; 2. Neither the license nor the right granted under it shall be assigned or otherwise transferred in violation of the Commissions or otherwise transferred in violation of the Communications Act of 1934, as amended, or the Commission's Rules and Regulations issued under it; and 3. This station is subject to the right of use or control conferred by Section 706 of the Communications Act of 1934, as amended.

5018 --- This license shall be forfeited automatically if this station is not ready for operation within the time specified unless, prior to the expiration date of this license, the Commission receives an Application for Additional Time to Construct a Radio Station (FCC Form 701) filed by the Licensee(s) showing good cause why the Licensee(s) could not complete construction on time.

5019 --- This authorization is not to be construed as permitting the provision of any service between earth station locations within the United States.

5216 --- All operations shall be on a non-common carrier basis.

.ιITED STATES OF AMERICA
FEDERAL COMMUNICATIONS COMMISSION

RADIO STATION AUTHORIZATION

Name: Riverside Teleport Corporation **Call Sign:** E020126
Authorization Type: Modification of License **File Number:** SES-MOD-20020801-01215
Non Common Carrier **Grant Date:** 11/04/2002 **Expiration Date:** 07/12/2017

B) This RADIO STATION AUTHORIZATION is granted subject to the additional conditions specified below:

This authorization is issued on the grantee's representation that the statements contained in the application are true and that the undertakings described will be carried out in good faith.

This authorization shall not be construed in any manner as a finding by the Commission on the question of marking or lighting of the antenna system should future conditions require. The grantee expressly agrees to install such marking or lighting as the Commission may require under the provisions of Section 303(q) of the Communications Act. 47 U.S.C. § 303(q).

Neither this authorization nor the right granted by this authorization shall be assigned or otherwise transferred to any person, firm, company or corporation without the written consent of the Commission. This authorization is subject to the right of use or control by the government of the United States conferred by Section 706 of the Communications Act. 47 U.S.C. § 706. Operation of this station is governed by Part 25 of the Commission's Rules. 47 C.F.R. Part 25.

This authorization shall not vest in the licensee any right to operate this station nor any right in the use of the designated frequencies beyond the term of this license, nor in any other manner than authorized herein.

This authorization is issued on the grantee's representation that the station is in compliance with environmental requirements set forth in Section 1.1307 of the Commission's Rules. 47 C.F.R. § 1.1307.

This authorization is issued on the grantee's representation that the station is in compliance with the Federal Aviation Administration (FAA) requirements as set forth in Section 17.4 of the Commission's Rules. 47 C.F.R.§ 17.4.

The following condition applies when this authorization permits construction of or modifies the construction permit of a radio station.

This authorization shall be automatically forfeited if the station does not meet each required construction deadline by the required date of completion unless, before such date(s), a specific application is timely filed to request an extension of the construction deadline(s), supported with good cause why that failure to construct by the required date was due to factors not under control of the grantee.

Licensees are required to pay annual regulatory fees related to this authorization. The requirement to collect annual regulatory fees from regulates is contained in Public Law 103-66, "The Omnibus Budget Reconciliation Act of 1993". These regulatory fees, which are likely to change each fiscal year, are used to offset costs associated with the Commission's enforcement, public service, international and policy and rulemaking activities. The Commission issues a Report and Order each year, setting the new regulatory fee rates. Receive only earth stations are exempt from payment of regulatory fees.

OCT. 4.2002 4:19PM FCC INTL SAT DIV 202-4180175 NO.665

Issuer: Intelsat, Ltd.
File No.: 82-5214

ORIGINAL

(10)

READ INSTRUCTIONS CAREFULLY BEFORE PROCEEDING

(1) LOCKBOX # 358210 02 NOV 25

FEDERAL COMMUNICATIONS COMMISSION
REMITTANCE ADVICE

FCC/MELLON AUG 1 6 2002

Approved by OMB 3060-0589

Page No __ of 1

SPECIAL USE

FCC USE ONLY

SECTION A - PAYER INFORMATION

(2) PAYER NAME (if paying by credit card, enter name exactly as it appears on your card): Wiley Rein & Fielding LLP

(3) TOTAL AMOUNT PAID (U.S. Dollars and cents): $6,670.00

(4) STREET ADDRESS LINE NO. 1: 1776 K Street, N.W.

(5) STREET ADDRESS LINE NO. 2:

(6) CITY: Washington

(7) STATE: DC

(8) ZIP CODE: 20006

(9) DAYTIME TELEPHONE NUMBER (include area code): 202-719-7000

(10) COUNTRY CODE (if not in U.S.A.):

FCC REGISTRATION NUMBE... D

(11) PAYER (FRN): 0002151744

S2403 SAT-MOD-20020816-00158
INTELSAT LLC
INTELSAT 804

IF PAYER NAME AND THE...
IF MORE THAN ONE A...

(13) APPLICANT NAME: INTELSAT LLC

(14) STREET ADDRESS LINE NO. 1: 3400 International Drive

(15) STREET ADDRESS LINE NO. 2:

(16) CITY: Washington

(17) STATE: DC

(18) ZIP CODE: 20008-3098

(19) DAYTIME TELEPHONE NUMBER (include area code): 202-944-6800

(20) COUNTRY CODE (if not in U.S.A.)

GRANTED

File # SAT-MOD-20020816-00158 S2403

Grant Date Oct. 9, 2002

From To

Approved Consistent with attached conditions.

FCC REGISTRATION NUMBER (FRN) AND TAX IDENTIFICATION NUMBER (TIN) REQUIRED

(21) APPLICANT (FRN): 0005069661

980348066

COMPLETE SECTION C FOR EACH SERVICE, IF MORE BOXES ARE NEEDED, USE CONTINUATION SHEET

(23A) CALL SIGN/OTHER ID	(24A) PAYMENT TYPE CODE	(25A) QUANTITY
S2403	BFY	1

(26A) FEE DUE FOR (PTC)	(27A) TOTAL FEE	FCC USE ONLY
$6,670.00	$6,670.00	

(28A) FCC CODE 1	(29A) FCC CODE 2

(23B) CALL SIGN/OTHER ID	(24B) PAYMENT TYPE CODE	(25B) QUANTITY

(26B) FEE DUE FOR (PTC)	(27B) TOTAL FEE	FCC USE ONLY

(28B) FCC CODE 1	(29B) FCC CODE 2

SECTION D - CERTIFICATION

(30) CERTIFICATION STATEMENT

I, ____________, certify under penalty of perjury that the foregoing and supporting information is true and correct to the best of my knowledge, information and belief, SIGNATURE ____________ DATE ____________

SECTION E - CREDIT CARD PAYMENT INFORMATION

(31)

☐ MASTERCARD

☐ VISA

MASTERCARD/VISA ACCOUNT NUMBER:

EXPIRATION DATE:

I hereby authorize the FCC to charge my VISA or MASTERCARD for the service(s)/authorization herein described.

SIGNATURE ____________ DATE ____________

Attachment

By this grant we authorize Intelsat LLC to modify its license and relocate its INTELSAT 804 satellite from its originally licensed location at 64.15° E.L.[1] to 176.0° E.L., subject to the following condition:[2]

1) Intelsat LLC will operate its INTELSAT 804 satellite in compliance with all existing coordination agreements.

[1] At this time we would like to clarify a clerical error made in Appendix A of the *INTELSAT Licensing Order. (See Application of Intelsat LLC for Authority to Operate, and to Further Construct, Launch, and Operate C-band and Ku-band Satellites that Form a Global Communications System in Geostationary Orbit,* Memorandum Opinion Order and Authorization, 15 FCC Rcd 15460, *recon. denied,* 15 FCC Rcd 25234 (2000), *further proceedings,* 16 FCC Rcd 12280 (2001) ("*INTELSAT Licensing Order*"). The INTELSAT 804 satellite was licensed at 64.15° E.L. location, not 64.0° E.L. as mistakenly stated in the Appendix.

[2] Upon deployment, the INTELSAT 906 satellite will replace the existing INTELSAT 804 satellite at the 64.15° E.L. location.

Issuer: Intelsat, Ltd.
File No.: 82-5214

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of: **INTELSAT LLC** Application to Modify Authorization to Operate, and to Further Construct, Launch, and Operate C-band and Ku-band Satellites that Form a Global Communications System in Geostationary Orbit	**File No. SAT-A/O-20000119-00017**

GRANTED
International Bureau

File # SAT-MOD-20020816-0015
S2403
Call Sign S2403 Grant Date 10-4-02
(or other identifier)
Term Dates
From ______ To: ______
Approved: [signature]
Consistent with attached conditions

Application of Intelsat LLC To Modify Authorization

Intelsat LLC ("Intelsat") hereby submits a request for modification of a space station authorization to permit relocation and a deployment plan change. Specifically, Intelsat requests authority to make the following modification to its authorization for the satellite listed below:

1. **INTELSAT 804** (S2403), File No. SAT-A/O-20000119-00017. Intelsat requests modification of its license to relocate INTELSAT 804 from 64.15° E.L. to 176.0° E.L. Intelsat plans to start the relocation of the INTELSAT 804 satellite in October/November 2002 and arrive at the 176.0° E.L. location in November/ December 2002.

As explained in the following sections, grant of the instant modification application will serve the public interest by enabling Intelsat to implement a deployment plan change to respond to customer demands and ensure continuity of service.

In accordance with the requirements of Section 25.117(d) of the Commission's Rules, 47 C.F.R.§ 25.117(d), a completed FCC Form 312 is attached for this modification.

I. BACKGROUND

On August 8, 2000, the Commission granted Intelsat's application for authority to operate 17 in-orbit C-band and Ku-band satellites then owned and operated by the International Telecommunications Satellite Organization ("INTELSAT"). The Commission also granted Intelsat authority to construct, launch and operate 10 planned satellites. The authorization also allowed Intelsat to relocate, among 22 orbit locations, certain currently operating satellites upon the launch of the 10 planned satellites.[1]

As explained in the Intelsat's original application, in order to accomplish its diverse mission, the Intelsat system will be a dynamic system that is quick to respond to business demands and customer needs. To this end, Intelsat regularly relocates its satellites to optimize satellite usage, satisfy customer requirements and maximize the utilization of orbital resources.[2]

---

[1] *See Application of Intelsat LLC for C-Band and Ku-Band Global Satellite System* (filed Jan.18, 2000)("Intelsat LLC Application); *Applications of Intelsat LLC for Authority to Operate and to Further Construct, Launch, and Operate C-Band and Ku-Band Satellites that Form a Global Communications System in Geostationary Orbit*, 15 FCC Rcd 15460 (Aug. 8, 2000) (Memorandum Opinion Order and Authorization) ("Intelsat Order"), *recon. denied*, 15 FCC Rcd 25234 (2000) (Order on Reconsideration).

[2] *See, e.g., Application of Intelsat LLC to Modify Authorizations to Operate, and to Further Construct, Launch, and Operate C-band and Ku-band Satellites that Form a Global Communications System in Geostationary Orbit*, 16 FCC Rcd 16208 (2001) (Order and Authorization) ("Intelsat Modification Order").

The instant application for modification of the INTELSAT 804 license is the result of further evaluation and refinement of Intelsat's satellite deployment plans. The requested modification is fully described below.

II. PROPOSED MODIFICATION

INTELSAT 804 was originally authorized to operate at 64.15° E.L. Intelsat now seeks modification of the INTELSAT 804 license to relocate its satellite to 176.0° E.L. upon the launch and deployment of the INTELSAT 906 at the 64.15° E.L. [3]

The deployment and transfer of traffic from INTELSAT 804 to INTELSAT 906 is planned for October/November 2002. The relocation of the INTELSAT 804 spacecraft to the 176.0° E.L. orbital location will start immediately after completion of this traffic transition to INTELSAT 906. INTELSAT 804 is expected to be at the new orbital location in November/December 2002.

III. PUBLIC INTEREST SHOWING

The proposed modification in Intelsat's deployment plan will serve the public interest. Not only will the modification promote efficient use of the orbital arc, it will also provide Intelsat with the flexibility needed to manage its system and meet the needs of its customers.

The Commission has traditionally provided licensees with the flexibility to adjust to changed circumstances and best serve their customers' needs. In particular, licensees are routinely permitted to re-locate satellites in order to maximize their efficient use of orbital resources. For example, in approving AMSC's 1998 request to relocate one of its

[3] On August 6, 2002, Intelsat filed an application for modification of the INTELSAT 906 license to permit the deployment of the INTELSAT 906 satellite at 64.15° E.L. in October/November 2002 rather than at 27.5° W.L. in November 2002.

satellites, the Commission stated that licensees are "in a better position" to determine how to tailor their systems "to meet the particular needs of its customers."[4] As a result, the Commission further explained, "the Commission will generally grant a licensee's request to modify its system, provided there are no compelling countervailing public interest considerations."[5] The instant modification application is fully consistent with this policy. Intelsat simply proposes to respond to customer needs by operating the INTELSAT 804 satellite in a new orbital location after having secured continuity of service by deploying a new satellite at the INTELSAT 804's current orbital location. After deploying INTELSAT 804 at 176.0° E.L., Intelsat plans to relocate INTELSAT 702, currently operating at that location, to a new orbital location.[6] Importantly, the modification contemplated herein does not change the number or identity of the orbital locations previously authorized for use by Intelsat or available for assignment to other applicants. In addition, Intelsat will operate the INTELSAT 804 satellite at the new orbital location in accordance with the coordination agreements with nearby satellite operators, so this modification will not give rise to any coordination concerns.

Most importantly, the proposed modification will ensure continuity of service to Intelsat's customers, as well as provide service to new customers that desire such service. Some of these customers are in small and developing countries for which the Intelsat system continues to be the primary or sole source of international connectivity. Prompt

---

4 *See AMSC Subsidiary Corporation*, 13 FCC Rcd 12316, 12318 (1998) (Order and Authorization).

5 *Id.*

6 Intelsat will soon apply for modification of the INTELSAT 702 license.

grant of the instant applications will ensure that there is no disruption in service on these and other routes currently served by Intelsat.

IV. CONCLUSION

For the reasons explained in the previous sections, Intelsat requests modification of its authorization for INTELSAT 804 to permit relocation of the satellite to a new orbital location.

Respectfully submitted,

Intelsat LLC

By: [signature]

Patrick J. Cerra
Vice President
Intelsat LLC

Bert W. Rein
Jennifer D. Hindin
WILEY REIN & FIELDING LLP
1776 K Street, N.W.
Washington, D.C. 20006
(202) 719-7000

August 16, 2002

OCT. 4.2002 4:49PM FCC INTL SAT DIV 202-4180175 NO.670

Issuer: Intelsat, Ltd.
File No.: 82-5214

READ INSTRUCTIONS CAREFULLY BEFORE PROCEEDING

(1) LOCKBOX # 358210 02 NOV 25 AM 10:32

FEDERAL COMMUNICATIONS COMMISSION
REMITTANCE ADVICE

(11)

Approved by OMB 3060-0589
Page No 1 of 2

SPECIAL USE

FCC USE ONLY

SECTION A - PAYER INFORMATION

RECEIVED - FCC
APR 1 8 2002
Federal Communication Commission
Bureau/Office

(2) PAYER NAME (if paying by credit card, enter name exactly as it appears on your card) Wiley Rein & Fielding LLP	(3) TOTAL AMOUNT PAID (U.S. Dollars and cents) $20,010.00
(4) STREET ADDRESS LINE NO. 1 1776 K Street, N.W.	
(5) STREET ADDRESS LINE NO. 2	
(6) CITY Washington	(7) STATE DC (8) ZIP CODE 20006
(9) DAYTIME TELEPHONE NUMBER (include area code) 202-719-7000	(10) COUNTRY CODE (if not in U.S.A.)

FCC REGISTRATION NUMBER (FRN) AND TAX IDENTIFICATION NUMBER (TIN) REQUIRED

(11) PAYER (FRN) 0002151744	(12) PAYER (TIN) 521269988

IF PAYER NAME AND THE APPLICANT NAME ARE DIFFERENT, COMPLETE SECTION B
IF MORE THAN ONE APPLICANT, USE CONTINUATION SHEETS (FORM 159-C)

(13) APPLICANT NAME INTELSAT LLC	
(14) STREET ADDRESS LINE NO. 1 3400 International Drive, N.W.	
(15) STREET ADDRESS LINE NO. 2	
(16) CITY Washington	(17) STATE DC (18) ZIP CODE 20008-3098
(19) DAYTIME TELEPHONE NUMBER (include area code) 202-944-7225	(20) COUNTRY CODE (if not in U.S.A.)

FCC REGISTRATION NUMBER (FRN) AND TAX IDENTIFICATION NUMBER (TIN) REQUIRED

(21) APPLICANT (FRN) 0005069661	(22) APPLICANT (TIN) 980348066

COMPLETE SECTION C FOR EACH SERVICE, IF MO

(23A) CALL SIGN/OTHER ID S2399 | (24A) P BFY

S2399 SAT-MOD-20020418-00063
INTELSAT LLC
INTELSAT 603

(26A) FEE DUE FOR (PTC) $6,670.00 | (27A) TOTAL FEE

(28A) FCC CODE 1 | (29A) FCC CODE 2

S2395 SAT-MOD-20020418-00064
INTELSAT LLC

(23B) CALL SIGN/OTHER ID S2395 | (24B)

(26B) FEE DUE FOR (PTC) $6,670.00 | (27B) TOTAL FEE

S2396 SAT-MOD-20020418-00065
INTELSAT LLC
INTELSAT 709

(28B) FCC CODE 1 | (29B) FCC C

SEC

(30) CERTIFICATION STATEMENT
I, ____________, certify under penalty of perjury that the foregoing and supporting information is true and correct to the best of my knowledge, information and belief. SIGNATURE ____________ DATE ____________

SECTION E - CREDIT CARD PAYMENT INFORMATION

(31)
MASTERCARD/VISA ACCOUNT NUMBER:
☐ MASTERCARD
☐ VISA

EXPIRATION DATE:

I hereby authorize the FCC to charge my VISA or MASTERCARD for the service(s)/authorization herein described.
SIGNATURE ____________ DATE ____________

File # SAT-MOD-20020418-00065
Call Sign S2396 Grant Date 10-4-02
(or other identifier)
Term Dates
From To:

GRANTED
International Bureau

Approved: Jennifer M. Gilsenan
consistent with attached conditions

SEE PUBLIC BURDEN ON REVERSE FCC FORM 159 FEBRUARY 2000 (REVISED)

Attachment

By this grant we modify Intelsat LLC's license, authorizing Intelsat LLC to relocate its INTELSAT 709 satellite from its current location at 50.0° W.L. to 55.35° W.L. instead of the 157.0° E.L. orbital location, previously authorized, subject to the following condition:

1) Intelsat LLC will operate its INTELSAT 709 satellite in compliance with all existing coordination agreements.

Issuer: Intelsat, Ltd.
File No.: 82-5214

Before the
FEDERAL COMMUNICATIONS COMMISSION
Washington, D.C. 20554

In the Matter of: **INTELSAT LLC** Applications to Modify Authorizations to Operate, and to Further Construct, Launch, and Operate C-band and Ku-band Satellites that Form a Global Communications System in Geostationary Orbit	File Nos. SAT-A/O-20000119-00009; SAT-A/O-20000119-00010; SAT-A/O-20000119-00013; SAT-AMD-20000119-00032; SAT-AMD-20000119-00035; SAT-AMD-20000119-00038; SAT-MOD-200100509-00034; SAT-MOD-200100509-00036; SAT-MOD-20011221-00143.

Applications of Intelsat LLC to Modify Authorizations

Bert W. Rein
Jennifer Hindin
WILEY, REIN & FIELDING LLP
1776 K Street, N.W.
Washington, DC 20006
(202) 719-7000

Intelsat LLC
3400 International Drive
Washington, DC 20008
(202) 944-6800

Dated: April 18, 2002

GRANTED
International Bureau

File # SAT-MOD-20020418-00065
Call Sign S2396 Grant Date 10-4-02
(or other identifier)
Term Dates
From ______ To: ______
Approved [illegible]
consistent with attached conditions

Issuer: Intelsat, Ltd.
File No.: 82-5214

FCC 312
Main Form

Approved by OMB [illegible]
Est. Avg. Burden Hours Per Response: [illegible]

FEDERAL COMMUNICATIONS COMMISSION

APPLICATION FOR SATELLITE SPACE AND EARTH STATION AUTHORIZATIONS

FCC Use Only	
File Number:	2002 0418-00064
Call Sign:	S2395
Fee Number:	

APPLICANT INFORMATION

1. Legal Name of Applicant: Intelsat LLC		2. Voice Telephone Number: (202) 944 6800	
3. Other Name Used for Doing Business (if any)		4. Fax Telephone Number	
5. Mailing Street Address or P.O. Box: 3400 International Drive, N.W. ATTENTION: Milenko Stojkovic	6. City: Washington		
	7. State / Country (if not U.S.A.): DC	8. Zip Code: 20008-3098	
9. Name of Contact Representative (if other than applicant): Bert Rein		10. Voice Telephone Number: (202) 719 7000	
11. Firm or Company Name: Wiley, Rein & Fielding		12. Fax Telephone Number: (202) 719 7207	
13. Mailing Street Address or P.O. Box: 1776 K Street, N.W. ATTENTION: Bert Rein	14. City: Washington		
	15. State / Country (if not U.S.A.): DC	16. Zip Code: 20006	

Handwritten: #705; SAT MOD 2002 0418-00064; SAT-STA-20020716-00101 (Dismissed); With Attached Conditions

Stamp: GRANTED, International Bureau; Call Sign [illegible]; From ___ To ___; Approved: [signature]

CLASSIFICATION OF FILING

17. Place an "X" in the box next to the classification that applies to this filing for both questions a. and b. Mark only one box for 17a and only one box for 17b.

- [ ] a1. Earth Station
- [X] a2. Space Station

- [ ] b1. Application for License of New Station
- [ ] b2. Application for Registration of New Domestic Receive-Only Station
- [ ] b3. Amendment to a Pending Application
- [X] b4. Modification of License or Registration (handwritten: "705")
- [ ] b5. Assignment of License or Registration
- [ ] b6. Transfer of Control of License or Registration
- [ ] b7. Notification of Minor Modification
- [ ] b8. Application for License of New Receive-Only Station Using Non-U.S. Licensed Satellite
- [ ] b9. Letter of Intent to Use Non-U.S. Licensed Satellite to Provide Service in the United States
- [ ] b10. Other (Please Specify):

18. If this filing is in reference to an existing station, enter:
Call sign of station: S2395

19. If this filing is an amendment to a pending application enter:
(a) Date pending application was filed: N/A
(b) File number of pending application: N/A

Issuer: Intelsat, Ltd.
File No.: 82-5214

TYPE OF SERVICE

20. NATURE OF SERVICE: This filing is for an authorization to provide or use the following type(s) of service(s): Place an "X" in the box(es) next to all that apply.

- [X] a. Fixed Satellite
- [ ] b. Mobile Satellite
- [ ] c. Radiodetermination Satellite
- [ ] d. Earth Exploration Satellite
- [ ] e. Direct to Home Fixed Satellite
- [ ] f. Digital Audio Radio Service
- [ ] g. Other (please specify)

21. STATUS: Place an "X" in the box next to the applicable status. Mark only one box.

- [X] a. Common Carrier
- [X] b. Non-Common Carrier

22. If earth station applicant, place an "X" in the box(es) next to all that apply.

- [ ] a. Using U.S. licensed satellites
- [ ] b. Using Non-U.S. licensed satellites

23. If applicant is providing INTERNATIONAL COMMON CARRIER service, see instructions regarding Sec. 214 filings. Mark only one box. Are these facilities:

- [X] a. Connected to the Public Switched Network
- [ ] b. Not connected to the Public Switched Network

24. FREQUENCY BAND(S): Place an "X" in the box(es) next to all applicable frequency band(s).

- [X] a. C-Band (4/6 GHz)
- [X] b. Ku-Band (12/14 GHz)
- [ ] c. Other (Please specify)

TYPE OF STATION

25. CLASS OF STATION: Place an "X" in the box next to the class of station that applies. Mark only one box.

- [ ] a. Fixed Earth Station
- [ ] b. Temporary-Fixed Earth Station
- [ ] c. 12/14 GHz VSAT Network
- [ ] d. Mobile Earth Station
- [X] e. Space Station
- [ ] f. Other (Specify)

If space station applicant, go to Question 27.

26. TYPE OF EARTH STATION FACILITY: Mark only one box.

- [ ] a. Transmit/Receive
- [ ] b. Transmit-Only
- [ ] c. Receive-Only

PURPOSE OF MODIFICATION OR AMENDMENT

27. The purpose of this proposed modification or amendment is to: Place an "X" in the box(es) next to all that apply.

- [ ] a – authorization to add new emission designator and related service
- [ ] b – authorization to change emission designator and related service
- [ ] c – authorization to increase EIRP and EIRP density
- [ ] d – authorization to replace antenna
- [ ] e – authorization to add antenna
- [ ] f – authorization to relocate fixed station
- [ ] g – authorization to change assigned frequency(ies)
- [ ] h – authorization to add Points of Communication (satellites & countries)
- [ ] i – authorization to change Points of Communication (satellites & countries)
- [ ] j – authorization for facilities for which environmental assessment and radiation hazard reporting is required
- [X] k – Other (Please Specify) Authorization to relocate space station

ENVIRONMENTAL POLICY

28. Would a Commission grant of any proposal in this application or amendment have a significant environmental impact as defined by 47 CFR 1.1307? If YES, submit the statement as required by Sections 1.1308 and 1.1311 of the Commission's rules, 47 C.F.R. §§ 1.1308 and 1.1311, as an exhibit to this application.

- [ ] YES
- [X] NO

A Radiation Hazard Study must accompany all applications as an exhibit for new transmitting facilities, major modifications, or major amendments. Refer to OET Bulletin 65.

FCC 312
Main Form

Approved by OMB 3060-0678
Est. Avg. Burden Hours Per Response: 11 Hrs.

FCC Use Only
File Number: 2002 0418-00064
Call Sign: S2395
Fee Number:

FEDERAL COMMUNICATIONS COMMISSION

APPLICATION FOR SATELLITE SPACE AND EARTH STATION AUTHORIZATIONS

APPLICANT INFORMATION

1. Legal Name of Applicant Intelsat LLC #705		2. Voice Telephone Number (202) 944 6800	
3. Other Name Used for Doing Business (if any)		4. Fax Telephone Number	
5. Mailing Street Address or P.O. Box 3400 International Drive, N.W. ATTENTION: Milenko Stojkovic	6. City Washington		
	7. State / Country (if not U.S.A.) DC	8. Zip Code 20008-3098	
9. Name of Contact Representative (If other than applicant) Bert Rein		10. Voice Telephone Number (202) 719 7000	
11. Firm or Company Name Wiley, Rein & Fielding		12. Fax Telephone Number (202) 719 7207	
13. Mailing Street Address or P.O. Box 1776 K Street, N.W. ATTENTION: Bert Rein	14. City Washington		
	15. State / Country (if not U.S.A.) DC	16. Zip Code 20006	

GRANTED
International Bureau
Call Sign
With Attached Conditions
From To
Approved
SAT MOD 2002 0418-00064
SAT-STA-20020716-00101 (Dismissed)

CLASSIFICATION OF FILING

17. Place an "X" in the box next to the classification that applies to this filing for both questions a. and b. Mark only one box for 17a and only one box for 17b.

- [ ] a1. Earth Station
- [x] a2. Space Station

- [ ] b1. Application for License of New Station
- [ ] b2. Application for Registration of New Domestic Receive-Only Station
- [ ] b3. Amendment to a Pending Application
- [x] b4. Modification of License or Registration 705
- [ ] b5. Assignment of License or Registration
- [ ] b6. Transfer of Control of License or Registration
- [ ] b7. Notification of Minor Modification
- [ ] b8. Application for License of New Receive-Only Station Using Non-U.S. Licensed Satellite
- [ ] b9. Letter of Intent to Use Non-U.S. Licensed Satellite to Provide Service in the United States
- [ ] b10. Other (Please Specify):

18. If this filing is in reference to an existing station, enter: Call sign of station: S2395	19. If this filing is an amendment to a pending application enter: (a) Date pending application was filed: N/A	(b) File number of pending application: N/A

ALIEN OWNERSHIP

29. Is the applicant a foreign government or the representative of any foreign government?	☐ YES	☒ NO
30. Is the applicant an alien or the representative of an alien?	☐ YES	☒ NO
31. Is the applicant a corporation organized under the laws of any foreign government?	☐ YES	☒ NO
32. Is the applicant a corporation of which more than one-fifth of the capital stock is owned of record or voted by aliens or their representatives or by a foreign government or representative thereof or by any corporation organized under the laws of a foreign country?	☐ YES	☒ NO
33. Is the applicant a corporation directly or indirectly controlled by any other corporation of which more than one-fourth of the capital stock is owned of record or voted by aliens, their representatives, or by a foreign government or representative thereof or by any corporation organized under the laws of a foreign country?	☒ YES	☐ NO
34. If any answer to questions 29, 30, 31, 32 and/or 33 is Yes, attach as an exhibit, the identification of the aliens or foreign entities, their nationality, their relationship to the applicant, and the percentage of stock they own or vote.	See original application filed in January 2000 and updated ownership information in Attachment A.	

BASIC QUALIFICATIONS

35. Does the applicant request any waivers or exemptions from any of the Commission's Rules? If Yes, attach as an exhibit, copies of the requests for waivers or exceptions with supporting documents.	☒ YES	☐ NO
36. Has the applicant or any party to this application had any FCC station authorization or license revoked or had any application for an initial, modification or renewal of FCC station authorization, license, or construction permit denied by the Commission? If Yes, attach as an exhibit, an explanation of the circumstances.	☐ YES	☒ NO
37. Has the applicant, or any party to this application, or any party directly or indirectly controlling the applicant ever been convicted of a felony by any state or federal court? If Yes, attach as an exhibit, an explanation of the circumstances.	☐ YES	☒ NO
38. Has any court finally adjudged the applicant, or any person directly or indirectly controlling the applicant, guilty of unlawfully monopolizing or attempting unlawfully to monopolize radio communication, directly or indirectly, through control of manufacture or sale of radio apparatus, exclusive traffic arrangement or any other means or unfair methods of competition? If Yes, attach as an exhibit, an explanation of the circumstances.	☐ YES	☒ NO
39. Is the applicant, or any person directly or indirectly controlling the applicant, currently a party in any pending matter referred to in the proceeding two items? If Yes, attach as an exhibit, an explanation of the circumstances.	☐ YES	☒ NO
40. If the applicant is a corporation and is applying for a space station license, attach as an exhibit the names, addresses, and citizenship of those stockholders owning of record and/or voting 10 percent or more of the Filer's voting stock and the percentages so held. In the case of fiduciary control, indicate the beneficiary(ies) or class of beneficiaries. Also list the names and addresses of the officers and directors of the Filer.		
41. By checking Yes, the undersigned certifies, that neither the applicant nor any other party to the application is subject to a denial of Federal benefits that includes FCC benefits pursuant to Section 5301 of the Anti-Drug Act of 1988, 21 U.S.C. Section 862, because of a conviction for possession or distribution of a controlled substance. See 47 CFR 1.1002(b) for the meaning of "party to the application" for these purposes.	☒ YES	☐ NO
42a. Does the applicant intend to use a non-U.S. licensed satellite to provide service in the United States? If yes, answer 42b and attach an exhibit providing the information specified in 47 C.F.R. § 25.137, as appropriate. If no, proceed to question 43.	☐ YES	☒ NO
42b. What administration has licensed or is in the process of licensing the space station? If no license will be issued, what administration has coordinated or is in the process of coordinating the space station?	United States	

43. Description. (Summarize the nature of the application and the services to be provided).

Intelsat LLC requests modification of its license to relocate INTELSAT 705 from the 53 degrees W.L. orbital position to 50 degrees W.L. in April / May 2002.

Exhibit No.	Identify all exhibits that are attached to this application.
	See Exhibit 1

CERTIFICATION

The Applicant waives any claim to the use of any particular frequency or of the electromagnetic spectrum as against the regulatory power of the United States because of the previous use of the same, whether by license or otherwise, and requests an authorization in accordance with this application. The applicant certifies that grant of this application would not cause the applicant to be in violation of the spectrum aggregation limit in 47 CFR Part 20. All statements made in exhibits are a material part hereof and are incorporated herein as if set out in full in this application. The undersigned, individually and for the applicant, hereby certifies that all statements made in this application and in all attached exhibits are true, complete and correct to the best of his or her knowledge and belief, and are made in good faith.

44. Applicant is a (an): (Place an "X" in the box next to applicable response.)

☐ a. Individual ☐ b. Unincorporated Association ☐ c. Partnership ☐ d. Corporation ☐ e. Governmental Entity ☒ f. Other (Please specify) LLC

45. Typed Name of Person Signing: Patrick Cerra

46. Title of Person Signing: Vice President

47. Signature: [signature]

48. Date: April 16 2002

WILLFUL FALSE STATEMENTS MADE ON THIS FORM ARE PUNISHABLE BY FINE AND/OR IMPRISONMENT (U.S. Code, Title 18, Section 1001), AND/OR REVOCATION OF ANY STATION AUTHORIZATION (U.S. Code, Title 47, Section 312(a)(1)), AND/OR FORFEITURE (U.S. Code, Title 47, Section 503).

Issuer: Intelsat, Ltd.
File No.: 82-5214

INTELSAT 705 MODIFICATION

EXHIBIT 1
Technical Description and Other Information Required Under Section 25.114(c)

The Applicant, Intelsat LLC, hereby applies for authority to relocate INTELSAT 705, a geostationary satellite that is already in orbit and operating in the C-band and Ku-band currently at 53° W.L., to the 50° W.L. orbital location in April/May 2002.

Specific technical information for the INTELSAT 705 satellite, as required by Section 25.114(c) of the Commission's Rules, is presented below.

NAME AND ADDRESS OF APPLICANT

The Applicant is:

Intelsat LLC
3400 International Drive, N.W.
Washington, D.C. 20008-3098
(202) 944-6800

ATTACHMENT

On May 30, 2002, the International Bureau's Satellite Division granted Intelsat LLC special temporary authority for a period of 30 days to drift the INTELSAT 705 satellite from 53.0° W.L. to 50.0° W.L and to operate the satellite at 50.0° W.L.[1] With today's grant, we modify Intelsat LLC's original license and authorize Intelsat LLC to operate the INTELSAT 705 satellite at the 50.0° W.L. orbit location.

With this grant, we conclude that the Part 25 waivers granted in the original licensing order, as modified[2], for the INTELSAT 705 satellite at the 53.0° W.L. location[3] are transferable to the modified location, 50.0° W.L., on the basis that:

a) the Part 25 waivers granted for the INTELSAT 705 satellite at the 53° W.L., are identical to the Part 25 waivers granted in the original licensing order for the INTELSAT 709 satellite at the 50.0° W.L. location and;

b) the INTELSAT 705 and the INTELSAT 709 satellites have technically identical characteristics.[4]

In addition, with this action on the modification for INTELSAT 705, there is no need to act on the pending STA request, File No. SAT-STA-20020716-00101 S2395. Therefore, File No. SAT-STA-20020716-00101 S2395 is dismissed as moot.

---

1 *See* Letter from Thomas S. Tycz, Chief, Satellite Division, FCC, to Jennifer D. Hindin, Counsel for Intelsat LLC (May 20, 2002) (granting Intelsat LLC special temporary authority to drift its INTELSAT 705 satellite from 53.0° W.L. to 50.0° W.L. and to operate the satellite at 50.0° W.L.).

2 *See In the Matter of Intelsat LLC Application to Modify Authorizations to Operate, and to Further Construct, Launch, and Operate C-band and Ku-band Satellites that Form a Global Communications System in Geostationary Orbit*, 16 FCC Rcd. 16,208 (Sept. 4, 2001), (modifying the original license to allow Intelsat LLC to relocate the INTELSAT 705 satellite from 18.0° W.L. to 53.0° W.L. The 53° W.L. location was originally licensed to the INTELSAT 706 satellite).

3 *See Applications of Intelsat LLC For Authority to Operate, and to Further Construct, Launch and Operate C-Band and Ku-Band Global Satellites That Form a Global Communications System in Geostationary Orbit*, 15 FCC Rcd 15460, Appendix C (2000).

4 *See Application of Intelsat LLC to Modify Authorizations* (filed April 18, 2002) (stating that the INTELSAT 705 satellite is technically identical to the INTELSAT 709 satellite).

Issuer: Intelsat, Ltd.
File No.: 82-5214

12

02 NOV 25 AM 10:43

Intelsat.
inspiring connections

Date: 7 October 2002
Release Number: 2002 -27

Intelsat's GlobalConnex^{SM} Services Take Off on Three Continents

Washington, D.C., 7 October 2002 – Intelsat's new GlobalConnex^{SM} solutions are now operational on five continents and are continually attracting new customers. GlobalConnex^{SM}, currently serving customers in Asia, Africa and South America, is Intelsat's portfolio of end-to-end Internet Trunking, International Private Line and Video Solutions that was developed to support customer demand for one-stop shopping.

Guyana Telegraph & Telephone (GTT) recently signed a contract with Intelsat for its Internet Trunking Service. GTT's solution, the first Intelsat Internet Trunking solution in the Americas, uses the Intelsat 903 satellite and the Clarksburg Digital Teleport in Maryland to connect Guyana to the Internet backbone in the U.S.

"Intelsat has always given us excellent customer support, high quality of service and reliability which is why we choose to work with them," said Eustace Abrams, Director of Business Planning for GTT. "We decided to go to Intelsat for this end-to-end solution because we felt comfortable that the company could easily provide a reliable one-stop-shopping solution for us without our having to spend more time and money going through other providers."

Corporate Access of India has also recently signed on for Intelsat's Internet Trunking service. Corporate Access, a corporate network service provider to developing countries, is delivering Internet Trunking solutions using the Intelsat 804 satellite located at 64°E, and the teleport in Fuchsstadt, Germany. Customers in Thailand, the Maldives, Bhutan and Sri Lanka have also joined the ranks of Intelsat Internet Trunking customers located in Asia.

"By coming to Intelsat for this solution, we are given the flexibility we need to expand our network and upgrade when we need to," stated Steven Chan, Head of Technology, Corporate Access. "Intelsat's high quality of service, coupled with superior 24-hour customer support, are strengths we couldn't pass up."

Internet Trunking has also made its way into Africa. Intelsat recently signed a contract to provide service to 21st Century, an Internet service provider (ISP) in Nigeria that provides corporate network services for banks, multinationals, accounting firms and oil companies within the country. The company will use Intelsat's Internet Trunking service to provide Internet access, voice over IP (VoIP), data, ISDN, DSL and international leased circuits to its customers. Intelsat consulted closely with 21st Century to advise the company on how to maximize its network and meet specific requirements. The initial solution provided to 21st Century has now been expanded five times since the beginning of the agreement. Tanzania and Nigeria host additional Intelsat Internet Trunking customers in Africa.

- more -

Wale Ajisebutu, Executive Vice Chairman of 21st Century, stated, "This was our first time adopting an end-to-end satellite solution so we needed our provider to be very knowledgeable and have technical expertise. Intelsat gave us quality, effective and reliable technical expertise along with pre-sales support that other operators could not provide. Because of the loyalty and commitment they show in customer service, we are very happy to use them for our communications needs."

Intelsat's International Private Line (IPL) service has also dialed into Africa, with Development Ventures International, Inc. (DVI), a U.S. company with operations in the Congo, being one of a growing list of companies to sign a contract. Intelsat's IPL service is being used by DVI to support VoIP applications from Africa to London, and is utilizing the Intelsat 901 satellite in combination with the Fuchsstadt teleport.

"Intelsat certainly pulled out all the stops -- from pricing to antenna verification -- and the customer support was really great," said Mark Gray, Regional Manager of Africa at DVI. "It is such service that makes a customer want to stick to a supplier, and I can assure you that DVI will from now on utilize Intelsat as our primary supplier."

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 24 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact: Jodi Katz
Jodi.katz@intelsat.com
+1 202 944 8223

Susan Gordon
Susan.gordon@intelsat.com
+1 202 944 6890

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

Date: 2 October 2002
Release Number: 2002 - 26

Intelsat Acquires U.S. West Coast Teleport Facility
Latest Step in Global Terrestrial Infrastructure for One-Stop Shopping Worldwide

Washington, D.C., 2 October 2002– In its latest step to assemble a worldwide terrestrial infrastructure to complement its global satellite fleet, Intelsat today announced its acquisition of the PacAmTel teleport, located outside Los Angeles, California.

The new teleport, now to be known as Riverside Teleport, has terrestrial links to one of the U.S. West Coast's major telecom point of presence (PoP) – the Meet Me Room (MMR) at One Wilshire in Los Angeles, where a community of service providers interconnect. It also has terrestrial links to a second PoP at 818 West 7th Street, Los Angeles that is connected into Intelsat's global terrestrial fiber links. Intelsat's worldwide end-to-end network now consists of teleports in California, Fuchsstadt, Germany and Clarksburg, Maryland, as well as fiber interconnected PoPs in Los Angeles, New York, Frankfurt and London.

Intelsat anticipates that Riverside will be one of several key ground facilities utilized in Intelsat's GlobalConnex℠ Solutions, a new portfolio of hybrid services that combines Intelsat's global satellite fleet with terrestrial capabilities – including teleport services, fiber and PoPs at strategic exchange points. GlobalConnex℠ Solutions is already delivering end-to-end voice, data, Internet and video solutions efficiently and reliably to customers around the world.

"A teleport at this location makes good business sense for Intelsat because it can operate with satellites in both the Pacific and Atlantic Ocean regions," said Ramu Potarazu, President and COO of Intelsat Global Service Corporation. "With this facility on the West Coast of the U.S., we will have a complete network for end-to-end services to, from and within, the Americas."

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 24 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

- more -

Contact: Susan Gordon
Susan.gordon@intelsat.com
+ 1 202 944 6890

Jodi Katz
Jodi.katz@intelsat.com
+1 202 944 8223

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

Date: 13 September 2002
Release Number: 2002 -25

Intelsat and BT Broadcast Services Partner to Provide End-to-End Video Solutions

Amsterdam, The Netherlands, 13 September 2002 – Intelsat and BT Broadcast Services have formed an alliance to provide the international broadcasting community with end-to-end video solutions and extended video distribution networks. BT has secured a 10-year lease for additional capacity on the Intelsat 902 satellite at 62°E that boasts global beam coverage of approximately 30 percent of the world's surface. The two companies have agreed to combine their separate occasional use television (OUTV) networks on the satellite to provide end-to-end service to customers via a jointly managed network, where both partners will sell satellite capacity and terrestrial infrastructure elements.

Broadcast customers will be able to experience one-stop shopping by scheduling, booking and ordering end-to-end transmissions, including uplink/downlink, digital compression, space segment and terrestrial connectivity between key cities in Europe, Asia and Africa from a single source.

The partnership with BT will enable Intelsat to move more quickly into end-to-end digital video services by leveraging BT's established relationships with worldwide uplinkers to sell video services directly to end customers. It also allows Intelsat to take advantage of pre-established arrangements and relationships that BT has previously put in place with many broadcasters. By partnering with Intelsat, BT will enhance its capabilities by having access to additional satellite capacity that Intelsat will also sell, along with ground facilities and earth stations to expand their OUTV network reach.

"Cooperating with BT on this effort will open our doors to customers starting to come directly to us to provide them with cost-effective digital end-to-end solutions for occasional use," said Harry Mahon, Intelsat Vice President, Sales, Worldwide Video Services speaking today at the International Broadcasting Convention being held here. "This partnership will allow us and BT to leverage and pool our strengths to supply video customers with additional services, capabilities and conveniences like one-stop shopping and increased global reach."

Paul Claydon, Head of Occasional Services at BT Broadcast Services added, "By increasing our capacity on the Intelsat 902 satellite we can be much more flexible in how we offer capacity and in the additional video solutions that our customers will now have access to. Combining our efforts and networks like this really creates a win-win situation for the video market by delivering high-quality and cost-effective solutions."

BT's digital end-to-end services are operational and available now with Intelsat adding additional scheduling capabilities by November of this year.

- more -

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 24 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact: Jodi Katz
Jodi.katz@intelsat.com
+1 202 944 8223

Susan Gordon
Susan.gordon@intelsat.com
+1 202 944 6890

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

News Release

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

Date: 13 September 2002
Release Number: 2002 -24

Intelsat Signs Two New Deals for Video Services in Latin America

London, UK, 13 September 2002 – Intelsat has signed two large contracts with Latin American broadcasters that will add significant further momentum to the flourishing video community at its 304.5°E orbital location.

The first contract, signed with Radio Televisión Guatemala – Canal 3, will bring seven new television channels and 10 new radio stations to its affiliates throughout Guatemala.

The new television channels being added to the Latin American "video bird" include: Radio Televisión Guatemala, Televisiete, Teleonce and Trecevisión in Guatemala, Teleemisoras del Sureste in Mexico, Repretel in Costa Rica and Telesistema de Guayaquil in Ecuador. Prior to the new channels, Canal 3 distributed only four local television channels. This lease also represents Canal 3's introduction to TV program distribution via satellite.

In a separate announcement, Intelsat has also signed a 15-year contract with broadcaster Red Global for distribution of entertainment programming to approximately 100 broadcast and television systems within Peru. Red Global is the fourth Peruvian broadcaster to join the Latin American video community on this satellite.

The Intelsat 805 satellite at 304.5°E is providing the capacity for these solutions, and hosts a growing community of Latin American broadcasters. From its unique orbital position, the Intelsat 805 offers simultaneous coverage of all of South America, Mexico, the Caribbean, the 48 contiguous U.S. states and part of Western Europe in a single beam. Each of its C-band transponders enable television programmers to distribute to or from anywhere in the larger geographic coverage area, providing access to TV markets serving a potential audience of over 900 million people.

"We selected Intelsat to provide this service not only because of its technical superiority and reputation for strong customer support, but also because it was a great value for the investment," said Mr. Edgar Sandoval, Technical Director for Canal 3. "We have never used satellite for program distribution before and switched because it expands our network and lowers our infrastructure costs. The Intelsat 805 gives us access to key locations and shaped coverage areas that are crucial to our TV and radio distribution needs."

Mr. Jose Aguilar, Technical Manager at Red Global added, "The Intelsat 805 satellite has a growing Latin American video community that goes hand-in-hand with a great coverage area for our broadcast needs. We think that these qualities, in addition to Intelsat's strong reputation for customer support, are very important to the growth of our business."

- more -

Ruben Levcovitz, Regional Vice President, Latin America Sales, added, "We are very pleased that Canal 3 and Red Global have chosen to join the growing video community on the Intelsat 805 Latin American 'video bird.' Because of the excellent coverage, power and linear C-band transponders, this satellite is ideal to support most video applications and broadcasters' needs."

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 24 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact: Jodi Katz
Jodi.katz@intelsat.com
+1 202 944 8223

Susan Gordon
Susan.gordon@intelsat.com
+1 202 944 6890

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

Date: 13 September 2002
Release Number: 2002 -23

Jon Romm to Head Intelsat's New Video Business Unit

Washington, D.C., 13 September 2002 – To better serve its growing list of broadcast and video customers, Intelsat has created a Video Services Business Unit and appointed Mr. Jon Romm as its new Vice President, Global Video Services.

Intelsat's new business unit has been created to enable Intelsat to more specifically focus on the development of its video business, and to draw together and add to the video-focused resources within the company. The unit will streamline the video operations of Intelsat, to accelerate response times to broadcasters and other video customers while providing them with even better customer service.

Mr. Romm, formerly Head of Global and Commercial Sales at BT Broadcast Services, joined Intelsat this week and is responsible for the leadership and management of the new business unit. He aims to grow Intelsat's video customer service across all regions and territories, as well as ensure that Intelsat is meeting demand for new video products and services that are in the best interest of its customers.

Before joining Intelsat, Mr. Romm worked at BT for seven years, where most recently he managed more than 100 staff worldwide and oversaw product development and marketing. Prior to this, Mr. Romm was General Manager for North and South America at BT Broadcast Services. He has been working closely with video services since 1990, holding senior positions at Hughes Television Network, IDB Communications and ICG Satellite Services.

"The creation of the Video Business Unit with Jon Romm at the helm is a huge win for our video customers who will be the biggest beneficiaries of this arrangement," said John Stanton, President, Intelsat Global Sales & Marketing Ltd. "Mr. Romm's renowned expertise and imagination, combined with the stronger resources of the new unit is a formula for success to bring more effective and efficient service to our broadcast customers, as well as for the growth of Intelsat's video capabilities worldwide."

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 24 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

- more -

Issuer: Intelsat, Ltd.
File No.: 82-5214

Contact: Jodi Katz
Jodi.katz@intelsat.com
+1 202 944 8223

Susan Gordon
Susan.gordon@intelsat.com
+1 202 944 6890

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

Date: 6 September 2002
Release Number: 2002-22

Intelsat 906 Launch Successful: Europe, Asia, Africa and Australia to Receive High Power Telephony, Video & Internet Solutions

Washington D.C., 6 September 2002 – Intelsat announced today that at 2:44 a.m. EDT the Intelsat 906 satellite was successfully launched aboard an Ariane 44L vehicle. The satellite is expected to be operational this October.

The Intelsat 906 launch is the sixth in a nine-satellite campaign to replace and to enhance system capacity by the end of 2003. The 906 satellite will be deployed at 64°E and will offer capacity for telephony, corporate networks, Internet, video and hybrid space/terrestrial solutions to customers on its 72 C-band and 22 Ku-band transponders (measured in 36 MHz equivalent units). The satellite will provide high power Ku-band spot beam coverage for Western Europe and part of Asia and additional C-band capacity to customers in Europe, Asia, Africa and Australia.

The high power and coverage area of the Intelsat 906 satellite makes it ideal to support Ku-band video applications on the Indian subcontinent as well as all of Intelsat's GlobalConnex[sm] solutions, including Internet trunking and IPL.

Intelsat, Ltd. CEO Conny Kullman stated, "We are pleased to add the Intelsat 906 to our fleet, a new powerful spacecraft that will allow our customers to use less expensive ground equipment and to obtain services with greater throughput. The IX series satellites provide Intelsat with technology-enhanced capacity to meet customer demand and allow us to roll out new services."

The Intelsat 906 satellite will replace the Intelsat 804, which currently holds the 64°E orbital slot but will be moved to a new location at 176°E to support additional customer demand in the Pacific. As an extension of this deployment, and pending regulatory approval, the 906 launch also allows Intelsat to place a satellite in a new role at 85°E to serve China, India and other parts of Asia.

Intelsat's next launch, the Intelsat 907 satellite, is scheduled to take place from French Guiana, aboard an Ariane 44L launch vehicle, during the first quarter of next year.

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 24 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

- more -

Contact:

Jodi Katz
Jodi.katz@intelsat.com
+1 202 944 8223

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

Date: 03 September 2002
Release Number: 2002-21

Intelsat Provides DTH to the American Forces Radio and Television Service (AFRTS)

London, UK, 03 September 2002 – Intelsat, working with ARTEL, Inc, the business solutions provider, is delivering satellite direct-to-home (DTH) services through the AFRTS to individuals living in more than 15,000 households in Korea and Japan.

Intelsat's solution enables AFRTS to deliver four distinct services on six television channels, a program guide and 11 radio programming services through the American Forces Network (AFN), a worldwide radio and broadcast network, to keep Americans outside the U.S. informed of current events. The radio stations include a primary news, talk and sports channel that broadcasts over 500 live professional and collegiate sports each year, seven music stations, Fox Sports Plus and ESPN Sport Plus. The television channels include a wide selection of the network and cable programming that is seen daily in the U.S.

"We specifically asked for Intelsat type capacity for this solution because of their strong regional coverage and high reliability," said Andreas Friedrich, Chief of Plans, Policy and Operations for AFRTS. "The quality of the Intelsat signal is excellent and exceeded expectations during the trial phase. We are planning to expand to six distinct TV services during the next few years."

Abbas Yazdani, ARTEL, Inc. President & CEO, stated, "ARTEL and Intelsat demonstrated that, working together, we could provide the best broadcast quality for AFRTS' specific DTH needs. This network serves as a great example of how we strive to continually exceed the expectations and evolving needs of broadcasters around the world."

"The Intelsat 802 not only sends powerful and clear DTH signals, but allows the AFRTS to use antennas as small as 60 centimeters," added Malcolm Campbell, Intelsat Vice President of Global Sales & Customer Support. "This is a good example of Intelsat's ability to serve the communications-specific needs of government entities around the world."

AFRTS also utilizes three other Intelsat satellites to distribute AFN and Direct-to-Sailor (DTS) services to Americans located throughout the world.

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 24 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

- more -

Contact

Susan Gordon
Susan.gordon@intelsat.com
+1 202 944 6890

Jodi Katz
Jodi.katz@intelsat.com
+ 1 202 944 8223

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

Date: 21 August 2002
Release Number: 2002-20

Intelsat to Buy Shares from Teleglobe

Hamilton, Bermuda, 21 August 2002 – Intelsat, Ltd. today announced that its wholly owned subsidiary Intelsat Global Sales & Marketing Ltd. ("Intelsat") has entered into an agreement to purchase the Intelsat, Ltd. shares held by Teleglobe Inc. In addition, Intelsat and Teleglobe have revised their commercial arrangements. Teleglobe leases satellite capacity from Intelsat and is a shareholder of Intelsat, Ltd.

The agreement was reached following Teleglobe's 15 May 2002 filing for creditor protection in Ontario, Canada. Under the agreement, Intelsat will acquire Teleglobe's shares in Intelsat, Ltd. for $65 million. The shares will be held by an escrow agent until they are subsequently resold or otherwise distributed. Intelsat will receive all proceeds from the sale of the Intelsat, Ltd. shares up to a specified amount, after which Teleglobe would be entitled to receive the remaining proceeds.

The closing of the share purchase transaction is subject to the approval of the monitor of the Canadian insolvency proceedings, the approval of the Ontario Superior Court of Justice, the expiration of all rights of appeal from the Court's decision to approve the transaction and the satisfaction of certain other conditions. The transaction is expected to close in September 2002.

About Intelsat
Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 24 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact:
Dianne VanBeber
dianne.vanbeber@intelsat.com
+ 202 944 7406

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts, including statements relating to the potential purchase by Intelsat Global Sales & Marketing Ltd. of the Intelsat, Ltd. shares held by Teleglobe Inc., the potential for subsequent dispositions of the Intelsat, Ltd. shares and the potential for Intelsat Global Sales & Marketing Ltd. to receive proceeds from any such disposition. The forward-looking statements in this news release reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside of our control. These factors could cause our actual results to differ materially from the expectations expressed or implied in the forward-looking statements and include known and unknown risks. In connection with the transaction described above, known risks include, but are not limited to, the failure to complete the transaction or the need to modify aspects of the transaction in order to obtain the required approvals. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in this news release with caution. We do not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

###

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

Date: 12 August 2002
Release Number: 2002 - 19

Intelsat Broadband Service rolled out in Colombia

London, UK, 12 August 2002 -- Intelsat has taken communications in Colombia, South America to a new level today with the commercial launch of its new high-speed broadband via satellite service. The offering provides fast, high-quality Internet access for e-mail, web browsing and e-commerce applications for small- and medium-sized businesses in underserved regions of the South American country.

Today's launch of Intelsat's Broadband Service comes immediately following a successful three-month trial in Colombia involving approximately 150 end customers, including oil services companies, agribusinesses, municipal governments, Internet cafés, political pollsters, insurance companies and a wide range of others.

Intelsat's Broadband Service is comparable to DSL service, providing high-speed Internet connections that are up to 10 times faster than the fastest dial-up connections. It enables service providers to offer their business customers direct access to the Internet. ConexSat, a subsidiary of Informatica, is the first service provider to offer the new Intelsat Broadband Service from a hub in Colombia.

Jorge Eduardo Gomez, President of Informatica Datapoint de Colombia Ltda., stated, "Intelsat has provided us with the full solution, service and support which allows us to distribute this innovative service to our customers. The companies who participated in the trial learned the value that quick, reliable access to the Internet can bring to their businesses."

"During this trial, we dealt with a professional group of people who were committed to the process, and were always there when we needed them," stated Sergio Andrés Nieto Amaya, of CODIESEL, an automobile parts dealer who participated in the trial. "Satellite communication opens a new door in technological breakthroughs for telecommunications and the country; ConexSat and Intelsat are the main keys to opening this door."

Although currently available only in South America, Intelsat plans to expand its broadband service gradually to other regions, with Mexico, Eastern Europe and parts of Asia as the next targets.

The new broadband service is initially being offered over a Gilat SkyStar 360E platform, the same platform over which the successful trial was conducted. After an extensive evaluation of competitive platforms, Intelsat selected the Gilat SkyStar 360E due to its combination of performance, quality, reliability and economics. Intelsat is continuing to evaluate other broadband service platforms to potentially accommodate customers in other regions with specific needs. With additional equipment and software, the Intelsat Broadband Service also supports multicasting, streaming, distance education learning, voice over IP and corporate training.

- more -

Intelsat Global Service Corporation
3400 International Drive NW, Washington DC 20008-3006 USA www.intelsat.com T +1 202-944-6800 F +1 202-944-7898

"Customers are discovering that satellites can provide efficient broadband service, offering advantages such as quick implementation, minimal capital expenditures for ISPs and significantly faster Internet connection speed for end customers," said John Stanton, President, Intelsat Global Sales & Marketing Ltd. "Our successful trial, and now commercial service, clearly demonstrates that broadband can be offered reliably, flexibly and affordably over the Intelsat system. We are committed to developing new solutions, such as Intelsat Broadband Service, that will enable our customers to be as successful as possible in their own markets."

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 24 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact

Susan Gordon
Susan.gordon@intelsat.com
+1 202 944 6890

Jodi Katz
Jodi.katz@intelsat.com
+ 1 202 944 8223

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

Date: 17 June 2002
Release Number: 2002 -17

Intelsat Provides First Internet Access to Grand Santi, French Guiana

Washington, D.C., 17 June 2002 – Intelsat is providing satellite capacity to support the first ever Internet access to Grand-Santi, French Guiana -- the pilot site for a program which will eventually provide an Internet and telephone network across the territory. The Internet access, installed in a local school for use as a learning aide, will be carried over satellite for connection to the U.S. Internet backbone.

The initiative to provide connectivity and build the infrastructure within French Guiana will continue throughout 2002, with several other locations being added progressively to the network. This Internet access solution is provided through Outremer Telecom of Martinique, in conjunction with the Communaute des Communes de l'Ouest Guyanais (CCOG), an entity grouping of counties in west French Guiana. The Intelsat 801 spacecraft at 328.5°E is providing the satellite capacity for this network.

"There are very few satellite operators who can accommodate a situation this remote, where the end users are virtually unreachable and lack the infrastructure they need to communicate with the rest of the world," said Frédéric Hayot, Regional Network Manager at Outremer Telecom. "Intelsat's global reach clearly plays a huge part in making this equation work and enabling these people to communicate."

John Stanton, President, Intelsat Global Sales & Marketing Ltd., added "The Internet solution we are providing to French Guiana demonstrates not only the efficiencies which satellites can offer for remote locations, but also how Intelsat's global network makes it possible for us to connect all regions of the world."

"We are pleased that the residents of Grand Santi will be able to take advantage of an advanced technology to which they have never previously had access," stated Charles Manus, Intelsat's Regional Director, North America & the Caribbean. "There are many locations where terrestrial technology is not a viable communications option, and satellite is the best and most efficient option."

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 23 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact:

Susan Gordon
Susan.gordon@intelsat.com
+1 202 944 6890

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

# # #

News Release

Issuer: Intelsat, Ltd.
File No.: 82-5214

Intelsat.
inspiring connections

Date: 5 June 2002
Release Number: 2002-16

Intelsat 905 Launch Successful: Satellite Fifth in Campaign to Provide Powerful Communications Solutions

Washington D.C., 5 June 2002 – Intelsat announced today that at 2:44 a.m. EDT the Intelsat 905 satellite was successfully launched aboard an Ariane 44L vehicle. The satellite is expected to be operational in July.

The Intelsat 905 launch is the fifth in a nine-satellite campaign to replace and significantly add to existing capacity by the end of 2003. The 905 satellite will be deployed at 335.5°E and will offer capacity for telephony, corporate networks, Internet, video and hybrid space/terrestrial solutions to customers on its 72 C-band and 22 Ku-band transponders (measured in 36 MHz equivalent units). The satellite will provide high power Ku-band spot beam coverage for Western Europe and much of North America and additional C-band capacity to customers in Europe, the Middle East, Africa, North America and South America.

Intelsat, Ltd. CEO Conny Kullman stated, "The successful launch of the Intelsat 905 to 335.5°E marks not only the one year anniversary of the beginning of our current launch campaign, but also an historic anniversary for Intelsat. The 335.5°E orbital slot, our first location, also served as the location of our first satellite, Early Bird. We expect that the Intelsat 905 will follow in the footsteps of its predecessors by providing reliable and powerful communications solutions to our customers for years to come."

The Intelsat 603 currently holds the 335.5°E orbital slot but will be moved to 178°E to create a new satellite role at that location.

Intelsat's next launch, the Intelsat 906 satellite, is scheduled to take place from French Guiana, aboard an Ariane 44L launch vehicle, during the third quarter of this year.

About Intelsat

Intelsat, Ltd. offers telephony, corporate network, video and Internet solutions around the globe via capacity on 23 geosynchronous satellites in prime orbital locations. Customers in approximately 200 countries and territories rely on Intelsat satellites and staff for quality connections, global reach and reliability. For more information, visit www.intelsat.com.

Contact:

Jodi Evans
Jodi.evans@intelsat.com
+1 202 944 8223

- more -

Some of the statements in this news release constitute "forward-looking statements" that do not directly or exclusively relate to historical facts. These forward-looking statements reflect our intentions, plans, expectations, assumptions and beliefs about future events and are subject to risks, uncertainties and other factors, many of which are outside our control. Important factors that could cause actual results to differ materially from the expectations expressed or implied in the forward-looking statements include known and unknown risks. Because actual results could differ materially from our intentions, plans, expectations, assumptions and beliefs about the future, you are urged to view all forward-looking statements contained in these news releases with caution. Intelsat does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

###